

2023

Notice of annual meeting and proxy statement

Letter from our President and CEO

Dear fellow stockholders,

As you know, recent events have challenged both the banking industry and PacWest. While the banking industry is experiencing volatility in light of these events, we remain a well-diversified, full-service commercial bank serving our customers. For over 20 years, PacWest has been a proven partner to our customers through all economic cycles.

In January 2023, we announced the evolution of our business strategy to reposition PacWest for the future. Since I joined PacWest's executive team in mid-2022, my focuses have been assessing our strengths, identifying business and operational opportunities, meeting our employees, and building a strategic plan designed to maximize stockholder value. This effort culminated in a sharpened vision for PacWest to build on our deposit-focused community bank business, which we believe will drive improved performance over time.

We have already taken several strategic actions to achieve this, including:

- Exiting non-core products and services, including the Premium Finance and Multi-Family lending groups

- Restructuring our Civic subsidiary

- Focusing on improving our operational efficiency

- Strengthening our core relationship-based commercial bank

We see opportunity for improvement in our results and have created a holistic list of financial performance metrics, called our **One Team** Goals, where we believe the Company should perform over time. We are committed to making progress on our **One Team** Goals this year and moving towards consistent, quality, and sustainable earnings.

Our **One Team** Goals:

- Build capital to CET1 10%+

- Low cost demand deposits equal to 40% of portfolio

- Return on assets of 1.50%

- Efficiency ratio of 45%

- Nonperforming asset ratio less than 50 bps

- Top quartile earnings per share growth

We are committed to delivering for our stockholders, customers and employees. An uncertain economy, stubborn inflation, and significant movement in interest rates present challenges, but we are focused on delivering results.

Thank you for your investment and your support on the proposals in this Proxy Statement.

Sincerely,

Paul W. Taylor
President and CEO

Letter from our Executive Chairman & Lead Director

Dear fellow stockholders,

The first part of 2023 has been an extraordinarily active period for the broader business and for the Board of Directors. Since the failure of Silicon Valley Bank, the Board has met regularly with management to monitor and assess the systemic impact on the banking industry as well as the more specific impact on our business.

But we should not lose sight of the important and ongoing investments that the Board has made in the long-term health of PacWest, namely in succession planning and enhancement of our governance structure in 2022.

In June 2022, we appointed Paul W. Taylor as President, and he became CEO on January 1, 2023. We also named Kevin L. Thompson as Executive Vice President, Chief Financial Officer in 2022. We support the fresh perspectives that Paul and Kevin are bringing to PacWest and their vision for PacWest's future.

As part of supporting a seamless transition, I (Matt) have assumed the role of Executive Chairman for a one-year term, and our former Chairman (John) has transitioned to the role of independent Lead Director. We believe this structure will provide our stockholders with the right leadership and continuity as PacWest evolves into the future.

Our Board changes include the addition of Stephanie B. Mudick as a director who brings valuable regulatory, risk management, and legal expertise in the financial services industry to the Board.

Robert A. Stine, former Chair of our Compensation, Nominating and Governance Committee, resigned as of year-end 2022, and Daniel B. Platt, another long-standing director, retired from the Board mid-year. We appreciate and thank both of them for their contributions and dedication to PacWest.

We restructured several Board committees to allow for more targeted oversight responsibilities in a number of key areas:

- Split the former Compensation, Nominating and Governance Committee into the Compensation and Human Capital Committee and the Nominating and Governance Committee, with both committees under the leadership of new chairs

- Expanded the Asset/Liability Management Committee into our new Finance Committee with a broader mandate that includes asset/liability, capital, liquidity, contingency funding, and investment management policies, as well as our strategic transactions, investment portfolio, financial risk exposures, and budgeting

We also refreshed the membership of every Board committee.

We continue to look for opportunities to refresh our Board membership with qualifications and diversity in mind.

We expanded our stockholder outreach efforts, contacting holders of 65% of shares and engaging with holders of 46% of shares of our common stock in 2022. We deeply appreciate the time many of you spent providing feedback. These conversations informed deliberations of the relevant committees and the entire Board and gave us valuable perspectives, upon which we took several significant actions.

Thank you for your continued support. We look forward to updating you on our progress.

Matthew P. Wagner
Executive Chairman

John M. Eggemeyer, III
Lead Director

Table of contents

Notice of 2023 annual meeting of stockholders

You are cordially invited to attend PacWest Bancorp's ("PacWest," "we," or the "Company") 2023 Annual Meeting of Stockholders ("Annual Meeting") to be held:


Date and time
Tuesday, May 2, 2023
at 1:00 p.m. Mountain Time


Location
Gaylord Rockies Resort & Convention Center
6700 N Gaylord Rockies Blvd, Spruce 1
Aurora, CO 80019


Record date
March 3, 2023

Voting matters

Proposal		Board recommendation	Page reference
PROPOSAL 1	**Election of Directors.** To elect 11 nominees to the Company's Board of Directors for a one-year term.	**FOR each director nominee**	10
PROPOSAL 2	**Advisory Vote on Executive Compensation.** To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	**FOR**	37
PROPOSAL 3	**Frequency of Advisory Vote on Executive Compensation.** To approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company's named executive officers.	**1 YEAR**	67
PROPOSAL 4	**Ratification of the Appointment of Independent Auditor.** To ratify the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2023.	**FOR**	68

In addition, the Company may transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

Voting methods

By internet	Visit www.proxyvote.com
By telephone	Call toll-free 1-800-690-6903
By mail	Sign, date, and mail the enclosed proxy card in the postage-paid envelope provided.
By mobile device	Scan the following QR Code:
In-person	If you plan to attend the Annual Meeting and wish to vote your shares in person, we will provide a ballot at the meeting.

YOUR VOTE IS IMPORTANT. We appreciate you taking the time to vote promptly. You can access proxy materials at www.proxyvote.com. After reading this Proxy Statement, please vote at your earliest convenience by internet, telephone, mobile device, or, if you received printed proxy materials, by signing, dating, and returning your proxy card by mail.

By Order of the Board of Directors,

Angela M.W. Kelley

Angela M.W. Kelley
Executive Vice President, General Counsel and Corporate Secretary
March 23, 2023

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 2, 2023:

This Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2022, and other proxy materials are available at www.pacwestbancorp.com/docs and www.proxyvote.com.

It is anticipated that we will mail our Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders on or about March 23, 2023.

PacWest at a glance

PacWest is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, Pacific Western Bank (the "Bank"). The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.

Snapshot*



$41B
in assets

71
branches

2,417
employees

San Francisco, CA
Menlo Park, CA
Campbell, CA

Denver, CO

Los Angeles, CA

San Diego, CA

Austin, TX

Chicago, IL

Boston, MA

New York, NY

Chevy Chase, MD

Durham, NC

Office locations
- Community Banking
- National Lending
- Venture Banking

*As of December 31, 2022

Our history

Since the Company's founding in 2000, we have embarked on a long-term strategic growth initiative that has delivered results for our stockholders and the communities we serve. Our history reflects both an ability to execute on strategic acquisitions and to grow organically. Today, in assessing new strategic growth opportunities, we follow our disciplined strategic growth principles that an acquisition should add new products, talent, and/or markets as we strive for better not just bigger. Below is a timeline showing the Company's 31 acquisitions over its history along with its related growth in asset size.


$50B
$40B
$30B
$20B
$10B
$41.2B
Total assets
2000
MAY 2000
Rancho Santa Fe National Bank
MAY 2000
First Community Bank of the Desert
2001
JANUARY 2001
First Professional Bank
OCTOBER 2001
First Charter Bank
2002
JANUARY 2002
Pacific Western National Bank
MARCH 2002
Capital Bank of North County
AUGUST 2002
Upland Bank
AUGUST 2002
Marathon National Bank
SEPTEMBER 2002
First National Bank
2003
JANUARY 2003
Bank of Coronado
AUGUST 2003
Verdugo Bank
2004
MARCH 2004
First Community Financial
APRIL 2004
Harbor National Bank
2005
AUGUST 2005
First American Bank
OCTOBER 2005
Pacific Liberty Bank
2006
JANUARY 2006
Cedars Bank
MAY 2006
Foothill Independent Bank
OCTOBER 2006
Community National Bank
2007
JUNE 2007
Business Finance Capital Corporation
2008
NOVEMBER 2008
Security Pacific Bank
2009
AUGUST 2009
Affinity Bank
2010
AUGUST 2010
Los Padres Bank
2012
JANUARY 2012
Marquette Equipment Finance
APRIL 2012
Celtic Capital Corporation
AUGUST 2012
American Perspective Bank
2013
MAY 2013
First California Bank
2014
JANUARY 2014
CapitalSource Bank
2015
OCTOBER 2015
Square 1 Bank
2017
OCTOBER 2017
California United Bank
2021
FEBRUARY 2021
Civic Financial Services
OCTOBER 2021
Homeowners Association Services
2022

Year at a glance

Over the course of 2022 and early 2023, the Company worked diligently to strengthen capital and liquidity, transition executive and board leadership, respond to stockholder feedback, improve governance practices, and implement Company-wide strategic and financial performance metrics and goals – all to create long-term value for our stockholders. Key announcements and initiatives are summarized below.

March 2022	• Announced Daniel B. Platt, a director since 2003, would not stand for reelection at the 2022 Annual Meeting of Stockholders
April 2022	• Published the 2021 Environmental Social Governance Report
June 2022	• Closed a $513 million preferred stock offering • Announced the appointment of Paul W. Taylor as President, as part of the CEO succession and transition plan
July 2022	• Announced the sale of $393 million of securities
August 2022	• Announced the appointment of Stephanie B. Mudick to the Company's Board of Directors (the "Board") • Announced the resignation of Robert A. Stine, Chair of the Compensation, Nominating and Governance Committee (the "CNG Committee") and a director since 2000, effective December 31, 2022 • Restructured our Board committees to allow for more targeted oversight of governance, executive compensation, human capital and financial matters
September 2022	• Closed a $133 million issuance of credit-linked notes
October 2022	• Announced the sale of $440 million of securities
November 2022	• Announced the appointment of Kevin L. Thompson as Chief Financial Officer ("CFO") • Announced that, effective January 1, 2023, Mr. Taylor would become President and Chief Executive Officer ("CEO"), Matthew P. Wagner would become Executive Chairman, and John M. Eggemeyer, III would become Lead Director

January 2023	• Announced publicly the concept of **One Team** and the evolution of the Company's business strategy: a new strategic plan designed to maximize stockholder value by strengthening our community banking focus, exiting non-core products and services, and improving our operational efficiency
	  • Announced the sale of $1 billion of securities
	  • Announced the restructuring of Civic Financial Services ("Civic")
	  • Announced the slowing of loan growth to preserve capital and strengthen our balance sheet, including winding down our Premium Finance and Multi-Family lending groups
	• Announced our top quartile financial performance goals

Leadership transitions

In November 2022, we announced the following changes to the Board and executive team:

- Mr. Taylor, then President of the Company and the Bank, was appointed President and Chief Executive Officer of the Company and the Bank, effective January 1, 2023. He will guide the Company through its evolution, bringing over 35 years of experience in the banking industry and having previously served as chief executive officer, president and director of Opus Bank, a publicly-traded California-chartered bank, and Guaranty Bancorp, a publicly-traded financial institution headquartered in Colorado.

- Mr. Wagner, then CEO of the Company and the Bank, assumed the role of Executive Chairman of the Boards of Directors for the Company and the Bank for a one-year term beginning January 1, 2023. In this role, Mr. Wagner will focus on customer relations, technology development, and supporting the leadership transition.

- Mr. Eggemeyer, then Chairman of the Board, transitioned to the role of independent Lead Director, effective January 1, 2023.

- Mr. Thompson joined the Company and was appointed Executive Vice President, Chief Financial Officer, effective November 28, 2022. He will support the execution of the Company's strategic plan, bringing more than 20 years of experience in finance and more than 15 years in senior finance roles in the banking sector, including as chief financial officer of First Foundation Inc., Opus Bank, Midland States Bancorp, and American Express Centurion Bank.

The evolution of our business strategy

In January 2023, we announced a new strategic plan with a mission to maximize stockholder value by exceeding customer expectations. This plan focuses on strengthening our community bank business, exiting non-core products and services, and improving our operational efficiency.

Specifically, the Company made the decision to wind down operations in our Premium Finance and Multi-Family lending groups in the fourth quarter of 2022. In addition, the Company is restructuring Civic Financial Services, a lending subsidiary, to improve its profitability and risk profile. Further, the Company opportunistically sold $1 billion of available-for-sale securities at a loss in the fourth quarter of 2022 and used the proceeds to pay down Federal Home Loan Bank borrowings. These actions align with our strategy to focus on relationship-based community banking and to improve capital, liquidity, and operational efficiency.

As part of this evolution, we are committed to operating as One Team. We are focused on working towards specific financial performance metrics that we believe are achievable and where the Bank should perform over time. Our One Team goals are:

- Build capital to CET1 10%+

- Low cost demand deposits equal to 40% of portfolio

- Return on assets of 1.50%

- Efficiency ratio of 45%

- Nonperforming asset ratio less than 50 bps

- Top quartile earnings per share growth

2022 performance highlights

Our 2022 performance highlights, including certain financial performance metrics over the last four years, are shown below. Each are qualified by reference to our Annual Report on Form 10-K for the year ended December 31, 2022 (our "2022 Annual Report"). For more complete information regarding our 2022 performance, please review our 2022 Annual Report.

Financial Performance	• Total Loans and Leases, Net of Deferred Fees of $28.6 billion
	   • Record total loans, up 24.7% from 2021
	• Net Interest Income of $1.3 billion
	   • Record net interest income (TE), up 16.6% from 2021
	• Total Deposits of $33.9 billion
	• Net Earnings Available to Common Stockholders of $404.3 million
	• Efficiency Ratio of 51.0%

Strong Credit Quality	• Nonperforming Assets to Loans and Leases Held For Investment and Foreclosed Assets of 0.38% • Net Charge-offs to Average Loans and Leases of 0.02%
Capital Management	• Committed to building CET1 capital to 10%+ • Total Capital Ratio of 13.61%
Value to Our Stockholders	• Diluted Earnings Per Share of $3.37 • Returned $140 million to our stockholders through dividends • Return on Average Tangible Common Equity of 21.04%[1]













(1)   For more information regarding the calculation of non-GAAP financial measures included in this section, please refer to "Calculation of non-GAAP financial measures" in Appendix A.

Corporate governance and environmental, social and governance highlights

The PacWest board of directors



Independence

Non-independent
Independent
2
9

Tenure

≤ 5 years
6-10 years
10-15 years
≥ 15 years
3
3
1
4

Diversity

4 female directors

1 racially diverse director

1 LGBTQ+ director

Refreshing the Board and prioritizing skill-set diversity

Director experience, qualifications, and skills

Finance and Accounting 6
Financial Services 9
Human Capital Management 6
Leadership 7
Mergers and Acquisitions 8
Public Company Governance 8
Regulatory and Legal 5
Risk Management 8
0
11

Governance practices

To support our business strategy and provide effective risk management, we are committed to strong corporate governance practices and closely reviewed our governance policies and procedures in 2022 to ensure compliance with laws, rules, and regulations and to stay abreast of governance best practices and stockholder preferences.

Board Practices

- Separate Executive Chairman of the Board and CEO roles with an independent and robust Lead Director role
- All independent directors except for CEO and Executive Chairman
- Independent directors regularly meet in executive session throughout the year
- Annual Board review of senior leadership succession plan
- Annual Board and committee evaluations and self-assessments

Stockholder Rights

- Annual election of directors
- Annual “say-on-pay” advisory vote
- Right to act by written consent
- Right to call a special meeting of stockholders

Other Governance Best Practices

- Majority vote requirement for the election of directors in uncontested elections
- Stock ownership guidelines for all directors and executive officers
- Related Party Transactions Policy
- Anti-hedging and anti-pledging policy

2022 governance updates

Completed CEO Succession	• Mr. Taylor named President and CEO • Mr. Wagner, former CEO, transitioned to the role of Executive Chairman of the Boards of Directors for the Company and the Bank for a one-year term • Mr. Eggemeyer, former Chairman of the Board, transitioned to the role of independent Lead Director
Continued our Board Refreshment	• Appointed Ms. Mudick, who brings valuable regulatory, risk management and legal expertise in the financial services industry to the Board • Two long-tenured directors rotated off the Board • Refreshed the membership of all Board committees, resulting in a Compensation and Human Capital Committee (the "Compensation Committee"), with 50% new members, a Nominating and Governance Committee (the "Governance Committee"), with 33% new members, and new chairs of the Compensation and Human Capital, Executive, Nominating and Governance, and Risk Committees

Restructured our Board Committees	• Split the CNG Committee into two separate Board committees:
	  • the Compensation Committee
	  • the Governance Committee
	• Assigned oversight of executive management succession planning, senior leadership development, human capital resources matters, and Diversity, Equity & Inclusion ("DEI") initiatives to the Compensation Committee
	• Assigned overall Environmental, Social and Governance ("ESG") oversight to the Governance Committee
	• Expanded the Asset/Liability Management Committee into a Finance Committee with additional oversight responsibilities over capital management, liquidity, stress testing, rates/pricing, dividend management, and budgeting

ESG Highlights	• Published our 2021 Environmental Social Governance Report • Hired a Vice President, Environmental Social & Governance Officer • Completed an ESG materiality assessment • Completed a climate readiness gap assessment and readiness roadmap, in accordance with the U.S. Securities and Exchange Commission's ("SEC") proposed rules and the Task Force on Climate-Related Financial Disclosures' climate standard for commercial banking • Started a Scope 1 and Scope 2 greenhouse gas ("GHG") emissions baseline • $125M in new solar-investing commitments • Client relationships with 53 companies that align to the United Nations Sustainability Development Goals, totaling $2.1B in average loan commitments and $1.7B in average deposits • Received an "Outstanding" Community Reinvestment Act rating • $3.5M in philanthropic/charitable giving to non-profits

2022 stockholder engagement

We are committed to engaging with and listening to our stockholders. In 2022, our Corporate Secretary, Chief Financial Officer, and independent Board members conducted extensive engagement with stockholders, paying particular attention to their concerns regarding our executive compensation program, last year's say on pay vote, and our responsiveness to stockholder feedback.

We have taken meaningful steps to respond to stockholder feedback in 2022 and early 2023. The graphic below shows our 2022 outreach and engagement efforts, based on common stock ownership as of December 31, 2022. In 2022, we reached out to 34 stockholders and engaged with 11 stockholders, including nine of our top ten largest stockholders, for a total of 14 meetings.



- ● Contacted
- ● Engaged
- ● Director Engaged

Key themes from stockholder engagement

Topic	What We Heard	What We Did
Executive Compensation	Concern with Mr. Wagner's 2021 retention package	• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company's critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future
	Misalignment between pay and performance, and enhancement of performance target rigor	• 2022 payouts reflect a focus on rigor and aligning pay and performance: • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company's negative TSR performance during 2022 • The performance-based restricted stock units ("PRSUs") earned for the 2020-2022 performance period equaled 20% of target • For the 2023 executive compensation program, we reduced target Executive Incentive Plan ("EIP") opportunity for the CEO, aligned EIP performance metrics with the Company's strategic priorities, eliminated positive discretion in the EIP, increased the percentage of performance-based equity awards to 60%, increased the performance level required to receive a target (100%) payout for performance-based equity awards to the 60th percentile of peers, and capped relative total shareholder return ("TSR") metric at 100% payout if cumulative TSR is negative over the performance period
	Insight into the compensation-setting process and how performance targets are determined	• We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee's considerations related to the incentive program changes
Board diversity and refreshment	Additional diversity and further refreshment	• The Board appointed Ms. Mudick, who brings regulatory, risk management, and legal expertise in the financial services industry, following the rotation off of two long-tenured directors, further enhancing our Board's gender diversity with women now representing 36% of the Board • As part of the Board's commitment to ongoing Board diversity and refreshment, the Governance Committee plans to add one to two directors by the 2024 Annual Meeting of Stockholders, prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity

Board responsiveness	Insight into stockholder feedback received, the Board's involvement, and changes in response thereto	• This Proxy Statement includes a full description of stockholder feedback and changes made in response thereto • Extensive stockholder outreach, with independent directors participating in meetings with nine stockholders representing 45% of outstanding shares of common stock • The Board, the Governance Committee, and other relevant committees review stockholder feedback obtained as part of the engagement effort on a quarterly basis • The Governance Committee recommended, and the Board approved, increasing the ratio of equity awards to cash Board retainers for non-employee directors to 60%/40% in order to more closely align non-employee directors' interests with stockholders' interests, effective for awards and payments to be made in May 2023
Governance	Additional information regarding the director evaluation process, cybersecurity, and director skill sets	• Enhanced our director evaluation process this year, and our disclosures regarding director evaluations, cybersecurity, and each director's experience, qualifications, and skills
ESG	Insight into our ESG efforts	• Provided updates on our 2022 ESG highlights in "PacWest at a glance—Corporate governance and environmental, social and governance highlights" and our ESG governance structure, the results of our ESG materiality assessment, and other updates in "Corporate governance matters—ESG matters" and in our forthcoming 2022 Environmental Social Governance Report
CEO transition and succession planning	Continued disclosures regarding the CEO succession and transition	• Continued to provide timely updates throughout 2022 regarding events related to CEO succession via Form 8-K filings and press releases, and provided additional information in this Proxy Statement

PROPOSAL 1

Election of directors

The Governance Committee recommended, and the Board approved, 11 director nominees for election to serve as directors of the Company until the completion of the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified. All of the following director nominees are current directors:

- Tanya M. Acker
- Paul R. Burke
- Craig A. Carlson
- John M. Eggemeyer, III
- C. William Hosler
- Polly B. Jessen
- Susan E. Lester
- Roger H. Molvar
- Stephanie B. Mudick
- Paul W. Taylor
- Matthew P. Wagner



The Board unanimously recommends a vote FOR the election of each director nominee.

The following table provides summary information regarding each director nominee:

				Committee Membership					
Name			Independent	Audit	Comp	Exec	Fin	Gov	Risk
Tanya M. Acker	52	2016	✓		●			●	
Paul R. Burke	60	2015	✓			●	C		●
Craig A. Carlson	72	2010	✓	●					●
John M. Eggemeyer, III Lead Director	77	2000	✓			●			C
C. William Hosler	59	2014	✓	●		●	●	C	
Polly B. Jessen	58	2021	✓		●			●	
Susan E. Lester	66	2003	✓	C		●	●		
Roger H. Molvar	67	2014	✓	●	C	●			
Stephanie B. Mudick	67	2022	✓		●				●
Paul W. Taylor	62	2021				●	●		●
Matthew P. Wagner Executive Chairman of the Board	66	2000				C	●		●

Audit: Audit Committee **Comp:** Compensation and Human Capital Committee[1] **Exec:** Executive Committee **Fin:** Finance Committee[2] **Gov:** Nominating and Governance Committee[1] **Risk:** Risk Committee **C:** Chair

(1) On August 10, 2022, the Board split the former Compensation, Nominating and Governance Committee into two separate Board committees: (i) the Compensation and Human Capital Committee and (ii) the Nominating and Governance Committee.

(2) On August 10, 2022, the Board renamed the Asset/Liability Management Committee the Finance Committee.

Our directors

We are pleased to propose 11 director nominees for election this year. We believe that our director nominees possess the requisite diversity, experience, qualifications, and skills, and mix of institutional knowledge and fresh perspectives necessary to maintain an effective Board to serve the best interests of the Company and its stockholders. All nominees are incumbent directors and are deemed "independent" except for our President and CEO and our Executive Chairman.

Our Board, which currently has 11 members, is cognizant of the importance of Board refreshment. Our Board has set the number of directors that will constitute our Board at 11. However, we anticipate expanding our Board by adding one to two new directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity. Our Governance Committee and Board are committed to maintaining and enhancing our Board's diversity in an effort to align our Board's composition with the diverse clients and communities we serve and our diverse workforce.

The biographies below describe the business experience, directorships, and qualifications of each of our director nominees. The members of our Board also constitute the Board of Directors of the Bank.



Director since: 2016

Age: 52

Committees:
- Compensation
- Governance

Tanya M. Acker

Ms. Acker is an attorney and arbitrator who has served as one of three judges on a syndicated television court program since 2015. She is also the author of *Make Your Case: Finding Your Win in Civil Court,* published by Diversion Books in 2020, and she has also hosted a podcast that addresses a variety of topics since 2018. She is the president and chief executive officer of Free Eagle Ventures, Inc., a California loan out company. She operated her own private law practice from 2005 until 2013, after which she joined the firm Goldberg, Lowenstein and Weatherwax. Her legal practice consisted mainly of civil litigation, but she also worked on constitutional cases and provided business counseling.

Other directorships and positions

- Director and Vice Chair, Public Counsel (2008-present)
- Director, Western Justice Center (2011-present)
- Director, Western Los Angeles County Council of the Boy Scouts of America (2013-present)
- Director, Boy Scouts of America (2018-present)
- Trustee, Pacific Battleship Center (2015-present)
- Director, National Museum of the Surface Navy (2019-present)

Director qualification highlights

- **Human Capital Management Expertise** – developed while overseeing Free Eagle Ventures, as well as while operating her own law firm for 8 years

- **Leadership Experience** – gained in her current role as president and CEO of Free Eagle Ventures and through her various director positions

- **Regulatory and Legal Expertise** – developed over her 25-year career in the legal sector, where her work spanned a broad variety of cases, including state supreme court matters and corporate litigation involving public and private entities

- **Risk Management Expertise** – obtained from her legal background, as well as her time providing business counseling



Director since: 2015

Age: 60

Committees:
- Executive
- Finance (Chair)
- Risk

Paul R. Burke

Mr. Burke is the Chair of the Finance Committee. He is an officer and director of Northaven Management, Inc., an investment management firm that he co-founded in 1995 that focuses exclusively on equity investments in the financial services industry. He was a managing director and served on the board of directors of Kilowatt Labs, Inc., a company that designs, manufactures and sells energy storage and power management solutions, from 2018 to 2022. He served as a director of Kinloch Holdings, Inc. (now known as Optisure Risk Holdings, Inc.), a private insurance brokerage firm where he previously served as its chairman, president, and acting chief executive officer from 2009 to 2021.

Other public board service
- Square 1 Financial, Inc. (2010-2015)
- Eastern Insurance Holdings, Inc. (2001-2014)

Director qualification highlights
- **Finance and Accounting Expertise & Financial Services Experience** – gained during his more than 30 years as an active participant and investor in the financial services industry

- **Mergers and Acquisitions Experience** – first obtained early in his career when he spent 10 years as a corporate finance and M&A specialist responsible for the valuation/analysis of all forms of financial statements and documentation as well as for the structuring, evaluation and financial modeling of complex corporate finance transactions

- **Public Company Governance Experience** – gained during his years serving on the boards of other public companies

- **Risk Management Expertise** – developed during his three decades serving in leadership roles in the financial services sector where he sourced, analyzed, and managed investments



Director since: 2010

Age: 72

Committees:
- Audit
- Risk

Craig A. Carlson

Mr. Carlson has been a financial institution and regulatory consultant since 2010 and a real estate broker since 1982. He was formerly a bank regulator with the California Department of Financial Institutions ("DFI"), currently known as the California Department of Financial Protection and Innovation, for 36 years, including 26 years supervising bank examiners. Most recently, he was senior deputy commissioner and chief examiner of the Banking Program for the DFI from 2007 to 2010. He was a faculty member of the California Banking School from 1988 to 1999 and was a member of the accreditation review team of the Conference of State Bank Supervisors from 2010 to 2019.

Director qualification highlights
- **Finance and Accounting Expertise & Financial Services Experience** – gained and honed during his career in the financial services industry, particularly skilled in supervision and regulation

- **Mergers and Acquisitions Experience** – obtained while overseeing regulatory matters, which included mergers and acquisitions

- **Regulatory and Legal Expertise** – gained during his 36-year career in bank regulation, including 26 years supervising bank examiners and mid-level management, where he became highly skilled and knowledgeable in all phases of financial institution supervision and regulation including licensing, on-site examinations and off-site surveillance, technology and strategic planning

- **Risk Management Expertise** – developed during his financial services industry experience, which focused on risk-based supervision and problem bank resolution, including leading the implementation of a web-based management information system designed to enhance risk-based examination scheduling and early warning capabilities



Lead Director

Director since: 2000

Age: 77

Committees:
- Executive
- Risk (Chair)

John M. Eggemeyer, III

Mr. Eggemeyer is Lead Director of the Board and the Chair of the Risk Committee. He was Chairman of the Board of Directors of PacWest Bancorp from 2000 to 2022. He is a founder and managing principal of Castle Creek Capital LLC, a private equity firm founded in 1990 that specializes in the financial services industry. He has been an investor, executive and financial advisor in the field of commercial banking for over 40 years.

Other public board service

- Primis Financial Corp. (2021-present)
- The Bancorp, Inc. (2016-present)
- Guaranty Bancorp (2004-2018)
- Heritage Commerce Corp (2010-2016)
- TCF Financial Corporation (1994-2006)

Other directorships and positions

- Director, Northpointe Bancshares, Inc. (2019-present)
- Trustee, Northwestern University (2006-present)

Director qualification highlights

- **Financial Services Experience** – obtained during his over 40-year career in financial services

- **Human Capital Management Expertise** – developed during his time as a banking executive and during his time as managing principal of Castle Creek

- **Leadership Experience** – gained during his current role serving as a founder and managing principal at Castle Creek

- **Mergers and Acquisitions Experience** – obtained during his time at Castle Creek and his time as a director on several bank boards

- **Public Company Governance Experience** – gained while serving in leadership positions at two publicly traded financial companies and a publicly traded bank holding company, as well as during his almost thirty years serving on the boards of numerous public company boards



Director since: 2014

Age: 59

Committees:
- Audit
- Executive
- Finance
- Governance (Chair)

C. William Hosler

Mr. Hosler is the Chair of the Governance Committee. He has been the chief financial officer and a member of the board of directors of Catellus Acquisition Company, LLC, a commercial real estate property ownership, management and development company, since its formation in 2011. He served as the chair of the budget advisory and financial planning committee of the city of Piedmont, California from 2010 to 2021.

Other public board service

- Fantex, Inc. (2014-present)
- Parkway Properties, Inc. (2012-2016)
- CapitalSource Inc. (2007-2014)

Director qualification highlights

- **Finance and Accounting Expertise & Financial Services Experience** – gained in his current role serving for more than a decade as CFO at Catellus, where he oversees all accounting and administration, tax, and financing, as CFO of the Morgan Stanley Real Estate Funds, and as the chair of the budget advisory and financial planning committee of the city of Piedmont, California for more than ten years

- **Mergers and Acquisitions Experience** – obtained in his current role, where he oversees development deals, involving complex acquisitions

- **Public Company Governance Experience** – gained while serving on other public company boards

- **Regulatory and Legal Expertise** – developed in his current role where he oversees the day-to-day operations of Catellus, including completing transactions, which involves many regulatory and legal aspects



Director since: 2021

Age: 58

Committees:
- Compensation
- Governance

Polly B. Jessen

Ms. Jessen is a nationally-recognized environmental and construction law attorney and founding partner of the law firm Kaplan Kirsch & Rockwell LLP, a national project development boutique law firm founded in 2003. She is the senior partner in the firm's environmental practice, served on the firm's first management committee in 2019, and currently supervises the firm's client intake process and conflict of interest screening and management. She advises public and private entities and banks with regard to environmental regulatory compliance, environmental liability risk management, construction and professional contracting, public entity formation and governance, and real estate and land use aspects of real estate acquisition and project development.

Other directorships and positions

- Member, Urban Exploration Steering Committee, Downtown Denver Partnership (2019-present)
- Region 8 Membership Co-Chair, American College of Environmental Lawyers (2020-present)

Director qualification highlights

- **Human Capital Management Expertise & Leadership Experience** – gained over the past two decades as a founding partner of Kaplan Kirsch & Rockwell, a law firm with over 40 attorneys
- **Regulatory and Legal Expertise** – developed in her current role where she advises clients on environmental regulatory compliance and represents them before regulatory agencies and has drafted ordinances and development standards for regulatory entities
- **Risk Management Expertise** – developed while advising clients on many matters, including with regard to environmental liability risk management



Director since: 2003

Age: 66

Committees:
- Audit (Chair)
- Executive
- Finance

Susan E. Lester

Ms. Lester is the Chair of the Audit Committee. She has over 30 years of banking and mortgage banking experience in the financial services sector, including serving as chief financial officer of U.S. Bancorp and HomeSide Lending, Inc.

Other public board service

- Arctic Cat, Inc. (2004-2017)
- Lender Processing Services, Inc. (2010-2014)

Other directorships and positions

- Director, The Options Clearing Corporation (2016-present)

Director qualification highlights

- **Finance and Accounting Expertise & Financial Services Experience** – gained and honed during her over 30 years of banking and mortgage banking experience in the financial services sector
- **Leadership Experience** – gained while serving in executive roles at Ernst & Young, Shawmut National Corporation, U.S. Bancorp and HomeSide Lending
- **Public Company Governance Experience** – gained while in a leadership role at U.S. Bancorp and during her over 20 years of service on the boards of public companies
- **Risk Management Expertise** – developed while CFO of U.S. Bancorp, where she was responsible for management of financial and administrative functions



Director since: 2014

Age: 67

Committees:
- Audit
- Compensation (Chair)
- Executive

Roger H. Molvar

Mr. Molvar is the Chair of the Compensation Committee. He is currently a private investor. He has over 40 years of banking and financial experience, including serving as a senior financial officer of First Interstate Bank and as chief executive officer of IndyMac Consumer Bank. He also served as a director of CapitalSource Bank from 2008 to 2014, and a director of Farmers and Merchants Bank of Long Beach, California from 2005 to 2008.

Other public board service

- First Financial Northwest, Inc. (2015-present)

Director qualification highlights

- **Finance and Accounting Expertise & Financial Services Experience** – gained and honed during his 40-year career in the financial services industry
- **Leadership Experience** – obtained from his over 25 years as a banking executive
- **Mergers and Acquisitions Experience** – gained during his over 25 years as a banking executive
- **Public Company Governance Experience** – gained while in a leadership role at IndyMac Consumer Bank and during his service on other public company boards
- **Risk Management Expertise** – developed while serving as a senior financial officer of First Interstate Bank



Director since: 2022

Age: 67

Committees:
- Compensation
- Risk

Stephanie B. Mudick

Ms. Mudick was executive vice president of JPMorgan Chase & Co. from 2008 to 2018, where she served as head of regulatory strategy from 2010 to 2018 and head of global retail strategy from 2008 to 2010. She served as executive vice president at Citigroup Inc. where she held several positions during the period from 1993 to 2008, including chief administrative officer and head of consumer operations of the global consumer group, and co-general counsel and corporate secretary of Citigroup.

Other public board service

- The Bancorp, Inc. (2019-present)
- Ixe Grupo Financiero (2009-2011)
- The Student Loan Corporation, Inc. (2004-2008)

Other directorships and positions

- Director, HIAS (2022-present)
- Trustee, The Institute of International Education (2018-present)
- Director, Families and Work Institute (2000-present)

Director qualification highlights

- **Financial Services Experience** – obtained over her lengthy career as an executive in the financial services sector
- **Human Capital Management Expertise** – developed while serving as chief administrative officer of a large global consumer business and managing large groups of employees in various roles
- **Mergers and Acquisitions Experience** – gained in her roles where she oversaw M&A, both in investments, acquisitions and divestitures as well as being responsible for risk analysis and post-acquisition integration, and led transformational acquisitions
- **Public Company Governance Experience** – gained both in her executive roles at large global public financial institutions, as well as while serving for over a decade on boards of public companies
- **Regulatory and Legal Expertise** – developed during her over 30 plus years serving as an attorney, most recently while serving as head of regulatory strategy at JPMorgan
- **Risk Management Expertise** – developed as senior risk and controls executive and as chief administrative officer, developing and managing risk management and controls infrastructures in large global complex financial institutions



Director since: 2021

Age: 62

Committees:
- Executive
- Finance
- Risk

Paul W. Taylor

Mr. Taylor has been President and Chief Executive Officer of the Company since 2023 and was President in 2022. He previously served as chief executive officer, president and a director of Opus Bank from 2019 until it was acquired in 2020. He was chief executive officer, president and a director of Guaranty Bancorp, and chief executive officer and chairman of the board of directors of Guaranty Bank and Trust Company, a banking subsidiary of Guaranty Bancorp, from 2011 through 2018. Previously, he held various positions, including executive vice president, chief financial and operating officer and secretary of Guaranty Bancorp.

Other public board service
- Guaranty Bancorp (2011-2018)
- Opus Bank (2019-2020)

Director qualification highlights
- **Finance and Accounting Expertise & Financial Services Experience** – gained and honed over his almost four decades in the banking and investment banking sector, including as a CFO and a CEO
- **Human Capital Management Expertise** – developed while in leadership positions overseeing operations at Opus Bank and Guaranty Bancorp
- **Leadership Experience** – obtained as CEO of three publicly traded banking companies and his almost 15 years serving as a CFO
- **Mergers and Acquisitions Experience** – gained while serving as chief executive officer, president and a director of Opus Bank and Guaranty Bancorp when each was acquired, and as an investment banker
- **Public Company Governance Experience** – gained while serving in leadership roles at public companies and from his time serving on the boards of other public companies



Executive Chairman

Director since: 2000

Age: 66

Committees:
- Executive (Chair)
- Finance
- Risk

Matthew P. Wagner

Mr. Wagner has been Executive Chairman of the Board since 2023, and he is Chair of the Executive Committee. He was President and Chief Executive Officer of the Company from 2000 to 2022.

Other public board service
- Guaranty Bancorp (2004-2010)

Director qualification highlights
- **Financial Services Experience** – gained during his over 40-year career in all areas of the financial services sector
- **Human Capital Management Expertise** – developed during his decades overseeing all operations while serving as CEO of both the Company and Western Bancorp
- **Leadership Experience** – obtained while serving as President and CEO of the Company for over twenty years, following serving as President and CEO of Western Bancorp
- **Mergers and Acquisitions Experience** – gained while serving as President and CEO of Western Bancorp when it was acquired by U.S. Bancorp, as well as overseeing over 30 acquisitions for the Company as CEO
- **Public Company Governance Experience** – gained while serving as CEO of the Company and in leadership roles at other public financial institutions, and from his time serving on the board of another public company
- **Risk Management Expertise** – developed while overseeing the operations of the Company

Director independence

The Board determines the independence of each director based upon the Nasdaq Stock Market LLC ("Nasdaq") rules and our independence standards as set forth in our Corporate Governance Guidelines. Based on these standards, the Board has affirmatively determined that all of our non-employee directors who served during 2022, i.e., Mses. Acker, Jessen, Lester, and Mudick and Messrs. Burke, Carlson, Eggemeyer, Hosler, Molvar, Platt and Stine are independent and have no material relationship with us (including our directors and executive officers) that would interfere with their exercise of independent judgment. Our Executive Chairman, Mr. Wagner, and our President and CEO, Mr. Taylor, are the only directors who are not independent.

Board member experience, qualifications and skills

Based on our business, the primary areas of experience, qualifications and skills historically sought by the Governance Committee in director candidates, as well as each director's experience, qualifications and skills, are shown below.

	Acker	Burke	Carlson	Eggemeyer	Hosler	Jessen	Lester	Molvar	Mudick	Taylor	Wagner
Finance and Accounting		●	●		●		●	●		●	
Financial Services		●	●	●	●		●	●	●	●	●
Human Capital Management	●			●		●			●	●	●
Leadership	●			●		●	●	●		●	●
Mergers and Acquisitions		●	●	●	●			●	●	●	●
Public Company Governance		●		●	●	●	●	●	●	●	●
Regulatory and Legal	●		●		●	●			●		
Risk Management	●	●	●			●	●	●	●		●

Board diversity and inclusion

While the Board has not adopted a formal written policy regarding director diversity, the Board appreciates and embraces the value of Board diversity. The Board believes different points of view brought through diverse representation lead to better business performance, decision making, and understanding of the needs of our diverse clients, employees, stockholders, business partners, and other stakeholders.

Our Board takes a multi-dimensional approach to diversity and considers a variety of skills and attributes such as:
- Gender, age, racial/ethnic, and geographic diversity;
- Functional, technical or other professional expertise; and
- Industry knowledge, particularly in banking or other industries relevant to our business, such as real estate.

Board diversity matrix as of March 23, 2023

TOTAL NUMBER OF DIRECTORS: 11

	2023	
	Female	Male
Gender identity		
Directors	4	7
Demographic background		
African American or Black	1	—
White	3	7
LGBTQ+	1	—

Board refreshment

As part of our annual Board evaluation process, the Governance Committee and the Board consider the composition of the Board and tenure of each of our directors. Although we do not have a strict policy regarding tenure, the Governance Committee and our Board appreciate the benefit that a disciplined approach to board refreshment can provide. The Board believes it is critical to maintain a range of Board member tenures to ensure sufficient experience for Board leadership positions and to ensure continuity and institutional knowledge through economic cycles and an evolving competitive landscape, while balancing the benefit of fresh perspectives.

Led by the Governance Committee, the Board is focused on ensuring a smooth transition when directors leave the Board and systematically refreshing the Board composition so that, taken as a whole, it has the desired mix of skills, experience, continuity, reputation and diversity relevant to our strategic direction and operating environment, as well as the knowledge, ability and independence to continue to deliver the high standard of governance and oversight expected by our stockholders. Over the last few years, we have taken a phased approach to refreshment while maintaining continuity and avoiding undue disruptions from excessive turnover. In 2021, we onboarded a director with significant banking and human capital management experience. At the 2021 Annual Meeting of Stockholders, three directors did not stand for re-election, including two directors who were not independent. Later in 2021, we onboarded a female director with legal expertise in commercial real estate. At the 2022 Annual Meeting of Stockholders, one long-tenured director did not stand for re-election. Later in 2022, our former CNG Committee Chair resigned, and we onboarded a female director with significant expertise in the banking industry.

As part of our ongoing refreshment process, we anticipate adding one to two new directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity.

Selection and nomination of director candidates

The Governance Committee is responsible for selecting and nominating director candidates and for carrying out the Board's commitment to maintaining a balanced and diverse composition of members. The Governance Committee, in conjunction with the Board, also considers Board leadership succession planning and committee membership. The Governance Committee identifies candidates for Board membership and recommends such candidates' nominations to the Board based on their ability to diversify and complement the Board's existing strengths. Ms. Mudick was recommended by a non-employee director.

Nominees for the position of an independent director must satisfy the independence requirements of the SEC and Nasdaq and the following criteria:

- Personal qualities and characteristics, accomplishments and reputation in the business community;

- Knowledge and contacts in the communities in which the Company does business and experience in the Company's industry or other industries relevant to the Company's business;

- Functional, technical or other professional experience;

- The fit of the individual's skills, experiences and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company;

- Diversity of viewpoints, skills, background, experience and other demographics and attributes;

- Ability and willingness to commit adequate time to Board and committee matters; and

- Other factors, such as judgment, experience with businesses and other organizations of comparable size or complexity, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Governance Committee will consider candidates recommended by stockholders utilizing the same criteria as director candidates not proposed by stockholders. Stockholders who wish to submit director candidates for consideration by the Governance Committee for election at the 2024 Annual Meeting of Stockholders should follow the process detailed in "Other business—Director nominations."

Corporate governance matters

Corporate governance best practices

- Annual election of directors
- Independent and robust Lead Director role
- Majority vote requirement for the election of directors in uncontested elections
- All independent directors except for the Executive Chairman and the President and CEO
- All Board committees other than the Executive Committee chaired by independent directors
- Stock ownership guidelines for directors and executive officers
- Risk oversight by the Board and committees
- Annual Board and committee evaluations and self-assessments

- Annual review of director experience, qualifications and skills
- Annual Board review of executive management succession plan
- Regular executive sessions of independent directors
- All directors attended at least 75% of 2022 meetings, with an average attendance of over 99%
- Stockholders' right to act by written consent
- Stockholders' right to call a special meeting of stockholders
- Related Party Transactions Policy
- Anti-hedging and anti-pledging policy

Board's role and responsibilities

Board oversight of strategy and direct contact with management

The Board is actively engaged in overseeing the Company's strategy. The Board annually discusses the Company's outlook and strategy, and reviews our overall business. Throughout the year, the Board reviews the Company's strategic priorities and goals, as well as execution on those priorities and goals. Our President and CEO has indicated his desire for a special full-day session of the Board in the fall of 2023, to engage in an in-depth review of the Company's outlook, strategy, and strategic initiatives, and it will be an opportunity for business line and other senior leaders to meet and engage with the Board.

All of our directors have access to our President and CEO and our other executive officers at any time to discuss any aspect of our business.

CEO and executive officer succession planning

Succession planning for the CEO and other executive management positions is one of the Board's important responsibilities. Each year, the Compensation Committee reviews and approves an executive management succession plan. The executive management succession plan describes the process by which the executive management of the Company will continue if the current CEO or other member of executive management is unwilling or unable to serve, including an unexpected departure of the CEO. The Human Resources department leads annual discussions with our executive officers, and a written succession plan is prepared for each executive officer's senior managers. We use these discussions to identify experiences and learning opportunities to prepare potential successors.

For our recent CEO transition, the Board formed a special Board committee, the CEO Succession Committee, to lead the Board's efforts to identify and recommend a new CEO for the Board's approval. The Board also engaged a third-party advisor to assist with developing the structure and timeline for the CEO succession and transition plan and the assessment of potential CEO candidates. The CEO Succession Committee, in consultation with the third-party advisor, identified and assessed numerous internal and external candidates over a period of eight months and six meetings. The CEO Succession Committee approached Mr. Taylor, who at that time served as a director of the Company, to consider the possibility of taking on an executive role with the Company. With over 35 years of experience in the banking industry, including serving as a CEO of two public company banks, and knowledge of the Company's business and strategy, Mr. Taylor was best-suited to succeed Mr. Wagner and lead the Company.

Risk oversight

The Board's role

The Board believes that identifying, assessing, measuring, and managing risk are essential to our success. The Board has established the Risk Committee to review and approve the Company's risk management policies, review and recommend the Board's approval the Risk Appetite Statement, oversee the implementation of the Company's enterprise-wide risk management framework, and enhance the Board's understanding of the Company's overall risk tolerance and the effectiveness of its enterprise-wide risk management activities. The Risk Committee considers many of the most pressing risk issues a financial institution faces—credit, regulatory, operations, information technology, and information security. The Risk Committee also assists the other Board committees in overseeing risks within their respective areas of oversight. The Board specifically delegates risk oversight functions as follows:

- The Audit Committee is responsible for review of accounting and financial controls, financial statement integrity, legal and regulatory compliance, and, in conjunction with the Risk Committee, the Company's risk management functions.

- The Compensation Committee is responsible for review of risks in relation to our compensation programs and policies, succession planning, and human capital management. We conduct an annual risk assessment of the Company's compensation programs, policies, and practices, including those that apply to our executive officers, to ensure that the programs, policies, and practices do not encourage excessive risk taking in order to maximize compensation, and the Compensation Committee oversees the process.

- The Finance Committee is responsible for review of asset/liability, capital, liquidity, contingency funding, and investment management policies, and the Company's strategic transactions, investment portfolio, financial risk exposures, and budgeting.

- The Governance Committee is responsible for review of risks in relation to our corporate governance structure and processes, Board composition, independence, and succession planning, and ESG matters and disclosures.

- The Risk Committee is responsible for general risk oversight, external credit review, credit management and administration, compliance, including the Bank Secrecy Act, and operations and systems risk, including cybersecurity.

The Board maintains ultimate oversight responsibility for risks that are deemed material. The Company believes that the Board's leadership structure supports the risk oversight function of the Board by providing for open communication between management and the Board and including all directors in the risk oversight process. In addition, strong independent directors chair each of the Board's standing committees that meet regularly, which committees provide in-depth focus on their respective categories of risk.

As a general matter, except for cases where a particular Board committee may choose to meet in executive session, such as our Risk Committee's quarterly executive session meetings with the Chief Risk Officer, all Board members are invited (but not required) to attend the regular meetings of all other Board committees. We believe that this transparent and collaborative structure provides for a more informed Board overall, and helps the Board understand and monitor internal and external risks.

Management's role

Company management is responsible for day-to-day risk management. The Chief Risk Officer provides the Board, directly, or through the Risk Committee, with regular reports on the operation and effectiveness of the enterprise risk management program, the top and emerging risks to our business, effectiveness of controls and other mitigating factors utilized to manage those risks. The Internal Audit, Risk Management, Information Technology, Human Resources, Legal, Credit Administration, Accounting, Finance, and Treasury departments, among others, monitor compliance with Company-wide policies and procedures and the day-to-day risk management of the Company. We believe that this approach to risk management adequately addresses the Company's risks.

Risk Appetite Statement

The Board oversees, and annually approves, upon recommendation of the Risk Committee, the Risk Appetite Statement. The Risk Appetite Statement sets forth risk targets and tolerance ranges with respect to the amounts and types of risks that we are willing to accept. These key risk indicator limits and thresholds are measured and reported quarterly to the Risk Committee on the Company's Risk Dashboard.

Board oversight of cybersecurity matters

Cybersecurity is a major component of our overall risk management approach. As a financial services institution, handling sensitive data is a part of daily operations and is taken very seriously by our employees. We maintain a comprehensive cybersecurity strategy that includes, but is not limited to: regular employee cybersecurity training and communications on relevant topics (e.g., information security, privacy, and cybersecurity best practices, identity and access management, and physical security and remote work best practices); preventative, detective, alerting, and defensive in-depth technologies (e.g., ongoing system testing, vulnerability scans, and utilization of third-party services to test the effectiveness of our information security and cybersecurity risk management framework); internal and third-party program oversight; policies and procedures regularly reviewed and designed with regulatory and industry guidance; and regular reviews of vendors who maintain sensitive data on behalf of the Company. The Board reviews our information security program at least annually, and the Risk Committee receives quarterly management updates from the Chief Information Security Officer regarding cyber/information security matters, including an assessment of current security updates, cyber statistics, core elements and controls, and key information technology trends affecting information security.

The Company recognizes that cyber threats are real, complex, and carry adverse impacts to our customers, employees, and communities. For this, we conduct regular exercises to assess our Incident Response Program to improve our ability to detect, respond, and contain common cyber threats. The Information Security department has built strategic partnerships and operations to work closely with the Information Technology and other departments to continue to enhance the Company's readiness to properly defend our information and assets.

We fully understand that confidentiality, integrity, and availability are essential when it comes to our customers' personal information. As such, we have implemented administrative, technical, and physical safeguards to protect personal information within Company-controlled networks. We continually invest in enhancing our preventive and defensive capabilities in line with globally-recognized information security standards, maintaining appropriate information security risk insurance policies, and implementing other measures to mitigate potential threats and losses, where possible. We do not share or sell our customers' personal information for marketing or other commercial purposes. The Company will only provide limited information to vendors, service providers, regulatory and law enforcement agencies as required to comply with applicable laws and regulations. All employees are required to complete annual privacy and information security training for strengthening compliance with relevant industry and regulatory standards such as the Gramm-Leach-Bliley Act, the Sarbanes Oxley Act, and other cybersecurity-related regulations.

Stockholder outreach and engagement

As part of our commitment to strong and effective governance, the Board continued to actively engage with our stockholders in 2022. We contacted 34 stockholders representing 65% of our outstanding shares and engaged with 11 stockholders representing 46% of our outstanding shares of common stock. We met with several stockholders multiple times during the year. Integral to our engagement efforts, our then Board Chairman and/or our Compensation Committee Chair participated in meetings with stockholders representing 45% of our outstanding common shares. We believe that the changes we made with regard to our governance and 2023 executive compensation program, as described in detail below, demonstrate meaningful steps to respond to feedback that stockholders conveyed to us.

PacWest participants

Participants in the engagement effort were:

- Mr. Eggemeyer, then Chairman of the Board and current Lead Director

- Mr. Molvar, Chair of the Compensation Committee

- Ms. Kelley, Executive Vice President, General Counsel, and Corporate Secretary and Bart R. Olson, then Executive Vice President, CFO

Key topics discussed with stockholders

In these engagement meetings, we discussed a range of topics, including our executive compensation program, board diversity and refreshment, board responsiveness, governance, ESG, and CEO transition and succession planning. We gained valuable perspectives and insights from our stockholders, which were conveyed to the Board, the Governance Committee, and other relevant Board committees.

Below is a summary of the common themes we heard during our 2022 engagement effort and an overview of the actions that the Board and its committees took in response to the feedback we received.

Topic	What We Heard	What We Did
Executive compensation	Concern with Mr. Wagner's 2021 retention package	• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company's critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future • Following his 2021 retention package, Mr. Wagner has not and will not receive any additional stock compensation as an executive officer

	Misalignment between pay and performance, and enhancement of performance target rigor	• To instill greater oversight over executive compensation and human capital management, the Board appointed a new Chair of the newly-constituted Compensation and Human Capital Committee and refreshed the committee with 50% new members
		
		• 2022 payouts reflect a focus on rigor and aligning pay and performance:
		  • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company's negative TSR performance during 2022
		  • The PRSUs earned for the 2020-2022 performance period equaled 20% of target
		
		• The Compensation Committee made a number of changes to the 2023 executive compensation program to better align pay and performance and enhance the rigor of our incentive programs:
		
		2023 Executive Incentive Plan – Annual Incentive
		  • Reduced the target EIP opportunity for the role of CEO from 200% to 150% of base salary
		  • Aligned EIP performance metrics with the Company's 2023 publicly-disclosed strategic priorities:
		    • Capital (35% weighting)
		    • Profitability (25% weighting)
		    • Core deposit growth (15% weighting)
		    • Efficiency ratio (15% weighting)
		    • Asset quality (10% weighting)
		  • All EIP annual incentive targets are stretch goals compared to the internal business plan, and all targets were set above 2022 actual results other than the nonperforming assets ratio, which was an excellent 38 basis points in 2022
		  • Eliminated the Compensation Committee's ability to provide positive discretion or a positive enhancement on any EIP profitability metric, making all performance metrics formulaic
		
		2023 Long-Term Incentive Program
		  • Increased the percentage of PRSUs from 50% to 60%
		  • Increased the performance level required to receive a target (100%) payout for PRSUs from the median of KRX Bank Index peers to the 60th percentile
		  • Capped relative TSR metric at 100% payout if cumulative TSR is negative over the performance period

	Insight into the compensation-setting process and how performance targets are determined	• The Compensation Committee, in conjunction with its independent compensation consultant, held five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program • The Compensation Committee made a number of changes to the 2023 executive compensation program, focusing on closer alignment of pay with performance and our strategic priorities, and enhancing rigor, while balancing retention and motivation concerns • We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee's considerations related to the incentive program changes

Board diversity and refreshment	Additional diversity and further refreshment	• The Board appointed Ms. Mudick, who brings regulatory, risk management, and legal expertise in the financial services industry and further enhancing our Board's gender diversity with women now representing 36% of the Board
		• Two long-tenured directors, including the former CNG Committee Chair, left the Board in 2022
		• As part of the Board's commitment to ongoing Board diversity and refreshment, we anticipate adding one to two directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity
Board responsiveness	Insight into stockholder feedback received, the Board's involvement, and changes in response thereto	• This Proxy Statement includes a full description of stockholder feedback and changes made in response thereto as presented in this section and in "Compensation discussion and analysis—Stockholder outreach and our response to the 2022 say on pay vote"
		• Management has presented an overall summary of stockholder feedback and detailed summaries of every stockholder meeting relating to governance and compensation matters, and discussed stockholder feedback at every quarterly meeting of the Governance Committee and/or Board since the 2022 Annual Meeting of Stockholders
		• The independent Lead Director and/or the Compensation Committee Chair participated in meetings with nine stockholders representing 45% of shares of our common stock in 2022
		• The Governance Committee recommended, and the Board approved, increasing the ratio of equity awards to cash Board retainers for non-employee directors to 60%/40% in order to more closely align non-employee directors' interests with stockholders' interests, effective for awards and payments to be made in May 2023
Governance	Additional information regarding the director evaluation process, cybersecurity, and director skill sets	• We significantly enhanced our director evaluation process this year, and we have enhanced our disclosures regarding director evaluations and cybersecurity in "Corporate governance matters"
		• Additionally, we enhanced disclosure regarding each director's experience, qualifications, and skills in "Our Directors"
ESG	Insight into our ESG efforts	• We have provided our 2022 ESG highlights in "PacWest at a glance—Corporate governance—2022 governance updates ", and updated the disclosure of our ESG governance structure, disclosed the results of our ESG materiality assessment, and provided other updates in "Corporate governance matters — ESG matters." Our forthcoming 2022 Environmental Social Governance Report will provide additional insight into our ESG efforts related to our priority initiatives
CEO transition and succession planning	Continued disclosures regarding the CEO succession and transition	• We continued to provide timely updates throughout the year about the events related to CEO succession via Form 8-K filings and press releases, and provide additional information in this Proxy Statement

Year-round stockholder engagement

We are committed to engaging with and listening to our stockholders and developing and strengthening relationships with them. We have an active and ongoing approach to engagement on a wide variety of topics throughout the year with compensation- and governance-focused engagement only one facet of our year-round stockholder engagement and stewardship efforts.

How we communicate	• Our executive officers, including our CEO and CFO, regularly engage with stockholders
	• Our Executive Chairman of the Board presents at our Annual Meeting of Stockholders
	• Our executive officers offered individual compensation- and governance-focused engagements to 34 stockholders representing 65% of our outstanding shares of common stock
	• Our executive officers met with 11 stockholders representing 46% of our outstanding shares of common stock as part of our compensation- and governance-focused engagement
	• Our former Chairman of the Board and current Lead Director, and/or our Compensation Committee Chair, met with nine stockholders representing 45% of our outstanding shares of common stock as part of our compensation- and governance-focused engagement
What we provide	• Annual report
	• Proxy statement
	• SEC filings
	• Investor presentations
	• Press releases
	• Environmental Social Governance Report
What we discuss	• Strategic initiatives
	• Financial performance
	• Executive compensation
	• Board diversity and refreshment
	• Stockholder feedback response
	• Board governance
	• ESG
	• CEO transition and succession planning
How we engage	• Quarterly earnings calls
	• Investor conferences
	• Annual meetings of stockholders with directors and executive officers present
	• Calls initiated by individual stockholders to our CEO and CFO
	• Regular stewardship calls and video conferences primarily focused on corporate governance and executive compensation matters
	• Company and Bank websites

Board structure and processes

Board leadership

Each year, the Board evaluates the Board leadership structure to ensure that it remains an appropriate structure for our Company and stockholders. Mr. Wagner transitioned from his position as CEO of the Company to the role of Executive Chairman for a one-year term effective January 1, 2023. Mr. Wagner's transition followed the Company's previously announced plan regarding his retirement from the Company. As the Executive Chairman is not independent, our Corporate Governance Guidelines require that we name an independent Lead Director of the Board, and, effective January 1, 2023, Mr. Eggemeyer, an independent member of the Board, transitioned from Chairman of the Board to independent Lead Director. All Board committees, other than the Executive Committee (which is chaired by Mr. Wagner), are chaired by independent directors. We believe this structure facilitates a seamless transition of duties from Mr. Wagner to our new President and CEO, Mr. Taylor, and provides for open communication between the Board and management and the oversight and safeguards necessary to operate our business successfully.

The Board considered several factors in appointing Mr. Wagner as Executive Chairman and Mr. Eggemeyer as independent Lead Director, the most significant of which include the following:

- In executing the Company's previously-announced CEO succession plan, the Board determined that continuity of leadership at the Board level during the transition in Company management would provide stability to the Company and its stockholders. In his role, Mr. Wagner is focused on customer relations, technology development, and supporting a seamless transition of duties to Mr. Taylor;

- The Executive Chairman is able to draw on his knowledge of the Company to provide the Board, in coordination with the President and CEO and the independent Lead Director, leadership in support of the Company's strategy; and

- The structure of our Board provides strong oversight by independent directors. Our independent Lead Director's responsibilities include leading executive sessions of the Board during which our directors meet without management. These sessions allow the Board to review key matters and decisions and have frank discussions in the absence of the Executive Chairman and the President and CEO.

The Executive Chairman's principal responsibilities include:

- Chairing meetings of the Board and the annual meeting of stockholders;

- Reviewing and approving Board meeting agendas, meeting schedules and information provided to the Board and ensuring such information is appropriately disseminated;

- Acting as liaison between non-employee directors and management;

- Meeting periodically with the President and CEO for informal discussions concerning material issues involving the Company; and

- Providing input to the Compensation Committee concerning the performance of the CEO.

The independent Lead Director's principal responsibilities include:

- Presiding at all meetings of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors;

- Acting as liaison between Executive Chairman and the independent directors;

- Serving as a member of the Executive Committee;

- Reviewing and approving Board meeting agendas, meeting schedules and information provided to the Board;

- Ensuring that matters of concern or of interest to the independent directors are appropriately scheduled for discussion at Board meetings;

- Calling meetings of the independent directors;

- Being available for consultation and direct communication with the stockholders, as appropriate; and

- Performing such other duties as the Executive Chairman or the Board may from time to time delegate or request.

Executive sessions

The Company's independent directors meet in executive sessions without management at least twice per year in conjunction with regularly scheduled Board meetings. During 2022, the independent directors met three times in executive sessions without the presence of management during regularly scheduled Board meetings and once during a special Board meeting.

Annual board evaluations and self-assessments

The Governance Committee, in coordination with the full Board, significantly enhanced the annual evaluation process in 2022-23. Previously, the Corporate Secretary conducted interviews with each director, compiled the results, and reviewed them with the Board and each committee. As an enhancement to the Company's existing evaluation process and in an effort to garner more fulsome responses, the Governance Committee implemented a new process with both written and oral components to assess the Board's effectiveness at the Board, committee, and individual director levels.

For the written component, the Corporate Secretary provided each director with comprehensive written evaluation and self-assessment questionnaires relating to the Board and each of his or her committees, then aggregated the numerical responses to each individual question, and compiled the written recommendations for improvement received from directors on an anonymous basis. The scope of the written evaluations included components of Board/committee governance, such as Board/committee size, meeting frequency, quality and timing of information provided to the Board/committee, director communication, director experience, qualifications and skills, director independence, and oversight of Company strategy. The Corporate Secretary prepared a summary report for each of the Board and committees, showing the average numerical response to each question and the written recommendations for improvement and other comments provided by the directors. The Corporate Secretary then shared all of the summary reports with the Chair of the Governance Committee, the Executive Chairman, and the Lead Director, and provided each committee's summary report to the respective chair.

For the oral component of the evaluations, the Chair of the Governance Committee conducted individual interviews with each director to obtain his or her general feedback, and specifically focused on topics including Board refreshment, the director selection process, the desired experience, qualifications, and skills of potential director nominees, director performance, effectiveness of Board and committee leadership, Board and committee leadership succession planning, effectiveness of the Board and committees, and director onboarding. At the Board meetings in February 2023, the Chair of the Governance Committee overviewed the interview feedback for all of the directors, and the chair of each committee and/or the Corporate Secretary overviewed the results of the written evaluations and self-assessment questionnaires during each committee meeting.

The annual evaluation process is designed to encourage open and candid feedback on the effectiveness of the Board as a whole, the effectiveness of each of its committees, and the effectiveness of each of the respective members. Based on the results and recommendations received, the Board and committees identify opportunities for improvement and work with management to develop and implement plans to address such opportunities for improvement.

Board committees

We believe our Board has created a sound committee structure designed to help the Board carry out its responsibilities in an effective and efficient manner. There are six standing Board committees: Audit, Finance, Compensation, Executive, Governance, and Risk. The Board may also form, from time to time, ad hoc or other special purpose committees, such as the formation of the CEO Succession Committee in 2021.

Board committee memberships, responsibilities, and meetings

All chairs of our standing committees, other than the Executive Committee, are independent, and each chair is appointed annually by the Board upon the recommendation of the Governance Committee. Each chair presides over committee meetings, oversees meeting agendas, serves as a liaison between the committee members and the Board, as well as between committee members and senior management, and works actively and closely with senior management on all committee matters, as appropriate.

Each of the Audit, Compensation, Finance, Governance, and Risk Committees meets regularly, at least on a quarterly basis. The committees, typically through their committee chairs, routinely report their actions to, and discuss their recommendations with, the full Board. In addition, certain committees periodically hold extended meetings dedicated to discussing key strategic matters or other business items that are relevant or subject to the committee's oversight responsibilities on a more in-depth basis.

The Board has adopted a written charter for each of these committees, which is available on the Company's website, www.pacwestbancorp.com, under "Corporate Overview—Corporate Governance." The charters provide that the committees have adequate resources and authority to discharge their responsibilities, including appropriate funding for the retention of external consultants or advisers, as the committees deem necessary or appropriate.

With the exception of our CEO's and our Executive Chairman's participation on the Executive, Finance, and Risk Committees, each of the current members of the six standing Board committees is independent. The names of the current members (chairs specifically noted) and highlights of some of the key oversight responsibilities of the Board committees are set forth below.

Audit Committee

MEMBERS	**KEY OVERSIGHT RESPONSIBILITIES**
• Susan E. Lester (Chair) • Craig A. Carlson • C. William Hosler • Roger H. Molvar	• Selecting and communicating with the Company's independent auditor; • Overseeing the internal audit function; • Reviewing and monitoring the adequacy and effectiveness of the Company's accounting principles and policies, financial reporting, and internal controls with management; • Reporting to the Board on the general financial condition of the Company and the results of the annual audit; and • Ensuring the Company's activities are being conducted in accordance with applicable laws and regulations.
✓ All members of the Audit Committee are independent in accordance with SEC and Nasdaq rules. **MEETINGS IN 2022** **13**	✓ The Board determined that all of the nominees to the Audit Committee are financially literate. In addition, each of Ms. Lester and Messrs. Hosler and Molvar are qualified as an audit committee financial expert with accounting or related financial management expertise in accordance with SEC and Nasdaq rules.

Compensation and Human Capital Committee

MEMBERS

- Roger H. Molvar (Chair)
- Tanya M. Acker
- Polly B. Jessen
- Stephanie B. Mudick

✓ All members of the Compensation Committee are independent in accordance with SEC and Nasdaq rules.

MEETINGS IN 2022
11*

*Includes meetings of its predecessor, the Compensation, Nominating and Governance Committee

KEY OVERSIGHT RESPONSIBILITIES

- Approving corporate goals and objectives for the CEO's incentive compensation, evaluating the CEO's performance in light of these goals and objectives, and recommending to the Board for determination, the CEO's compensation level based on this evaluation;

- Determining the compensation of all other executive officers of the Company;

- Overseeing the Company's incentive compensation plans, equity-based plans, 401(k) plan, and other employee benefit plans, and the administration of those plans;

- Approving awards and issuances of equity compensation;

- Reviewing the Company's executive compensation program in light of the Company's strategic goals and objectives, competitive practices and emerging best practices;

- Selecting and reviewing the Company's peer group for executive compensation;

- Reviewing, at least annually, the Company's executive management succession plan;

- Overseeing, in coordination with the CEO, the Company's senior leadership development;

- Overseeing the development, implementation, and effectiveness of the Company's policies and strategies regarding human resources matters, including recruitment and retention, talent management and development, workplace environment and culture, and organizational engagement and effectiveness; and

- Reviewing the Company's plans and processes for promoting DEI and monitoring the Company's DEI initiatives.

Executive Committee

MEMBERS

- Matthew P. Wagner (Chair)
- Paul R. Burke
- John M. Eggemeyer, III
- C. William Hosler
- Susan E. Lester
- Roger H. Molvar
- Paul W. Taylor

MEETINGS IN 2022
0

KEY OVERSIGHT RESPONSIBILITIES

- Meeting when it is impractical for the full Board to meet and acting on behalf of the Board, subject to such limitations as the Board, the Executive Committee charter, and applicable law may impose; and

- Evaluating and making recommendations to the Board regarding strategic opportunities and alternatives relating to mergers and acquisitions, raising capital, and other matters of strategic importance.

Finance Committee

MEMBERS

- Paul R. Burke (Chair)
- C. William Hosler
- Susan E. Lester
- Paul W. Taylor
- Matthew P. Wagner

MEETINGS IN 2022
5

KEY OVERSIGHT RESPONSIBILITIES

- Approving, on an annual basis, asset/liability, capital, liquidity, contingency funding, and investment management policies;
- Reviewing the results of rate shock analysis, policy compliance, and the measurement of relevant risks in the context of the Risk Appetite Statement;
- Monitoring the overall asset/liability structure of the Bank to ensure compliance with established policy limits, risk categories, and operating targets;
- Reviewing and monitoring the capital of the Company to ensure compliance with regulatory requirements and internal policies, and reviewing and recommending to the Board capital actions;
- Reviewing and approving the Company's annual stress test process, reports, and any management recommended actions;
- Reviewing the Company's liquidity position, liquidity stress testing results, and composition of funding, and reviewing and recommending to the Board on an annual basis, the Company's liquidity risk tolerance;
- Reviewing and recommending to the Board any strategic transactions;
- Monitoring the performance of the Company's investment portfolio and strategies, including portfolio activity, unrealized gains and losses, portfolio yield, duration, and total return, and credit quality;
- Reviewing compliance with the Company's portfolio concentrations limits;
- Reviewing the status of Community Reinvestment Act investments and the Company's derivatives and hedge positions;
- Reviewing the Company's financial policies, financial strategies, capital structure, liquidity and tax-planning strategies, and use of cash flow;
- Reviewing and recommending to the Board the Company's annual corporate budget plan, and reviewing quarterly budget forecast updates;
- Reviewing an update on the Company's bond ratings; and
- Reviewing concentrations with respect to the Company's loan and deposit portfolios.

Nominating and Governance Committee

MEMBERS

- C. William Hosler (Chair)
- Tanya M. Acker
- Polly B. Jessen

✓ All members of the Nominating and Governance Committee are independent in accordance with SEC and Nasdaq rules.

MEETINGS IN 2022
9*

*Includes meetings of its predecessor, the Compensation, Nominating and Governance Committee

KEY OVERSIGHT RESPONSIBILITIES

- Reviewing the qualifications and independence of directors, identifying individuals qualified to become Board members, and recommending to the Board the nominees to stand for election at annual meetings of stockholders and to fill vacancies on the Board;
- Making recommendations to the Board regarding the sizes of the Board and committees as well as committee assignments;
- Planning for director succession based on Board or committee needs;
- Reviewing and assessing compliance with SEC, Nasdaq, and other corporate governance requirements;
- Reviewing third-party assessments of the Company's governance practices and reports regarding management's relationships with key external stakeholders, including our stockholders, and issues raised by them;
- Evaluating and making recommendations to the Board for the compensation of non-employee directors;
- Reviewing and assessing the Company's stock ownership guidelines for non-employee directors;
- Reviewing the Company's ESG strategy, including policies and programs related to environmental sustainability, climate change, DEI, community investment and involvement, Community Reinvestment Act activities, corporate philanthropy, employee giving, and data privacy and security, and recent updates on significant ESG initiatives; and
- Engaging with management's ESG Executive Committee regarding strategic ESG priorities and receiving ESG-related reports.

Risk Committee

MEMBERS

- John M. Eggemeyer, III (Chair)
- Paul R. Burke
- Craig A. Carlson
- Stephanie B. Mudick
- Paul W. Taylor
- Matthew P. Wagner

MEETINGS IN 2022
4

KEY OVERSIGHT RESPONSIBILITIES

- Overseeing management's implementation of a risk management framework, including the development and implementation of effective policies, processes and procedures designed to ensure that risks are properly controlled, quantified and within the Company's risk appetite and associated risk tolerances;

- Reviewing and recommending to the Board for approval at least annually the Company's Risk Appetite Statement;

- Reviewing and approving on a quarterly basis the Company's Risk Dashboard;

- Receiving reports from management, including the Chief Risk Officer, the Chief Credit Officer, and the CFO, and other Board committees, regarding matters relating to risk management and/or the Company's risk and compliance organization;

- Overseeing the Company's credit review and credit management/administration functions;

- Reviewing reports regarding compliance matters, including the Bank Secrecy Act; and

- Reviewing reports regarding the Company's information-technology and operations risks as well as cyber/information security.

CEO Succession Committee

MEMBERS

- John M. Eggemeyer, III (Chair)
- Paul R. Burke
- Craig A. Carlson
- Susan E. Lester
- Paul W. Taylor

MEETINGS IN 2022
5

KEY OVERSIGHT RESPONSIBILITIES

- Identifying CEO candidates and recommending a new CEO for the full Board's approval;

- Providing the Board with updates regarding the CEO succession planning and transition process and potential candidates; and

- Utilizing a third-party advisor with expertise in financial services executive recruitment to assess CEO candidates.

In 2021, the Board formed the CEO Succession Committee, a special committee comprised of independent directors to lead the Board's efforts to identify and recommend a new CEO for the full Board's approval. The names of the current members (chair specifically noted) and highlights of some of the key oversight responsibilities of the CEO Succession Committee are set forth below. The CEO Succession Committee ultimately recommended Mr. Taylor, a member of the committee, to the Board for approval as the CEO successor to Mr. Wagner. Once Mr. Taylor became a potential candidate, Mr. Taylor recused himself from the committee's meetings. The CEO Succession Committee last met in August 2022, at which time the Compensation Committee took over full oversight of the CEO succession and transition planning.

Director matters

Meeting attendance

During 2022, the Board met seven times. In 2022, each director attended at least 75% of the meetings of the Board and the committees on which he or she served, with an average attendance of over 99%.

Directors are encouraged, but not required, to attend the Annual Meeting of Stockholders. All of the directors then-serving attended the 2022 Annual Meeting of Stockholders.

Compensation committee interlocks and insider participation

From January 1, 2022 through August 10, 2022, the CNG Committee was comprised of Ms. Acker and Messrs. Burke, Hosler, Molvar, and Robert A. Stine (who resigned from the Board effective December 31, 2022). On August 10, 2022, the Board split the CNG Committee into two separate committees: (i) the Compensation Committee, and (ii) the Governance Committee. On that date, the Board appointed Mr. Molvar as Compensation Committee Chair and Mses. Acker, Jessen, and Mudick as members of the Compensation Committee. None of the members of the CNG Committee or the Compensation Committee is or ever was an officer or employee of the Company. No executive officer of the Company is, or was during 2022, a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity that has, or had during 2022, an executive officer serving as a member of our Board or the CNG or Compensation Committee. For a discussion of related party transactions, see "Corporate governance matters—certain relationships and related party transactions."

Outside directorships

The Company values the experience directors bring from other boards on which they serve, but we encourage all directors to carefully consider the number of other boards of directors on which they serve, taking into account the time required for board attendance, conflicts of interests, participation, and effectiveness on these boards. Pursuant to our Corporate Governance Guidelines, directors are required to advise the Chair of the Governance Committee and the CEO before accepting membership on other boards of directors or other significant commitments involving affiliations with other businesses or governmental units.

ESG matters

ESG governance structure

The Board has established an ESG governance framework and is committed to advancing the Company's ESG efforts in a strategic manner. The Governance Committee receives quarterly ESG reports. An overview of our ESG governance structure and the duties and responsibilities of each committee and working group are outlined below.



Board of Directors

Nominating and Governance Committee

Key responsibilities

- Oversee the Company's ESG strategy and advise the Board on significant ESG-related matters
- Oversee implementation of initiatives of management's ESG Executive Committee
- Review and advise on the Company's ESG policies and disclosures

ESG Executive Committee

Key responsibilities

- Assist in formulating the Company's ESG strategy
- Consider and recommend to executive management ESG policies, practices and disclosures
- Identify and raise current and emerging ESG matters that may affect the Company
- Identify and recommend adjustments to address ESG-related trends affecting the Company
- Oversee the Company's ESG-related reporting, disclosures and communications and associated legal compliance
- Recommend necessary systems and implement third-party standards or internal procedures necessary to monitor and improve the collection, evaluation and disclosure of ESG reporting and disclosure
- Provide direction to ESG working groups for focus areas and data collection

Environmental Working Group

Focus areas

- Climate risk
- Greenhouse gas emissions reporting
- Environmental sustainability

Social Working Group

Focus areas

- Human capital
  - Compensation and benefits
  - Employee wellness
- Diversity, equity and inclusion
- Financial inclusion
- Community investment
- Social impact & responsibility
- Cybersecurity
- Data privacy

Governance Working Group

Focus areas

- Corporate governance
- Risk management
- Code of business conduct and ethics
- Fraud management
- Business continuity

ESG materiality assessment

We strive to advance our ESG initiatives through a clear understanding of the societal, regulatory, and environmental expectations of our industry. We do this by engaging with our stockholders, employees, and other external stakeholders to understand their ESG priorities. In 2022, we conducted a materiality assessment to further inform our prioritization of ESG focus areas. As a result, we are prioritizing the following ESG focus areas:



Environmental	Social	Governance
Climate Risk	Diversity, Equity & Inclusion	Corporate Governance
Greenhouse Gas Emissions (GHG)	Talent Management & Development	Risk Management
Environmental Impact	Community Development/Reinvestment	Cybersecurity
	Responsible Lending & Financial Inclusion	
	Data Privacy & Protection	

2022 environmental updates

Environmental stewardship drives our efforts to implement solutions that reduce our environmental impact while protecting our stakeholders. We continually examine ways to reduce waste, promote recycling and conserve energy. Building upon these efforts, we have increased our focus on climate risk management over the past year. The results of our materiality assessment, coupled with proposed regulatory guidance on climate risk, have highlighted the need to develop GHG emissions reporting and a climate risk strategic plan.

In 2022, we enhanced our understanding of climate-related financial risk factors, while taking into consideration our physical footprint, our customer portfolio, and recommended guidance put forth by the Task Force on Climate-Related Financial Disclosures ("TCFD"). We are taking steps towards developing a comprehensive climate risk strategy that will include climate risk controls (defensive measures) and climate sustainability initiatives (offensive measures). We have engaged a third-party energy consultant to assist us in measuring and reporting our Scope 1 (direct emissions) and Scope 2 (indirect emissions from purchased energy) emissions footprint leveraging the Greenhouse Gas Protocol. Additionally, we completed a climate readiness gap assessment and climate risk management roadmap detailing mitigation and planning efforts aligned to the TCFD standards and the SEC's proposed climate risk rules. This analysis will inform our strategic priorities moving forward. More information on these efforts can be found in our forthcoming 2022 Environmental Social Governance Report.

2022 community investment highlights

Below are selected highlights of our community investment efforts in 2022. For more details regarding our commitment to ESG initiatives, you are encouraged to read our 2021 Environmental Social Governance Report, which is available at www.pacwest.com, and our forthcoming 2022 Environmental Social Governance Report, which you will be able to find in the same location when it is published in April 2023.

4,385
Total employee volunteer hours

(of which 3,577 hours benefited low- to moderate-income individuals, communities or small businesses)

$3.5M
Charitable giving to nonprofits benefiting low- to moderate-income individuals, communities or small businesses

$708M
Community Development Investments (portfolio balance)

Outstanding
Current Community Reinvestment Act Rating

74%
Percent of loans originated to small businesses with loan amounts of $100,000 or less

20%
Percent of total loans $1 million or less originated to small businesses in low- to moderate-income communities

$1.6B
Community development lending benefiting low- or moderate-income individuals, communities or small businesses

4,135+
Housing units created or preserved from Low Income Housing Tax Credit Investments

Human capital management

Our employees are our most important assets. To facilitate talent development and retention, we strive to provide opportunities for our employees to grow, learn, and advance in their careers, supported by strong compensation, benefits, and health and wellness programs. We are committed to advancing DEI throughout all levels of the Company and to providing a safe working environment. We endeavor to provide our employees with fulfilling careers and financial security.

Diversity, Equity & Inclusion

- Committed to **cultivating a diverse, equitable, and inclusive workplace** where all differences are valued, appreciated and leveraged and in which all employees are fully engaged and have the opportunity to develop and succeed

- Led by our **Senior Vice President of Diversity, Equity and Inclusion,** supported by an executive-led **DEI Steering Committee** and an employee-led **DEI Advisory Council**

- Drive **employee engagement, inclusion and belonging** through DEI Advisory Council and DEI Employee Resource Groups programs and initiatives

- Conducted our inaugural **Inclusion and Engagement Survey** in 2022

- **Diversity** is a consideration in our **director recruitment**

- Added a **female director in 2022**

Learning & Development

- A **new career development workshop series** was delivered across the organization in **direct response to employee feedback** provided from our 2022 Inclusion and Engagement Survey

- Ongoing efforts to **better define career paths and development resources** to **support excellence** across our branch organization

- **Leadership Essentials, a leadership program** for managers at all levels, has been delivered across the organization to **improve the coaching and development of our people** and to continue to **build an inclusion culture**

- **LEAD**, our premier senior leadership development program, continues to be delivered by our executive officers to our future senior leaders to support the execution of our strategic priorities

- Our work implementing LinkedIn Learning was recognized as **best in class by LinkedIn Learning**

Employee Benefits

- Increased our **minimum wage rate from $18/hour to $20/hour** in 2022

- Offering **new child care and enhanced family support benefit** to support working parents with their child and elder care needs

- Offering **new identity theft protection benefit** designed to help employees protect themselves and their families against today's digital threats

- Comprehensive benefits program including paid parental leave, **enhanced mental health offerings**, employee assistance programs, subsidized commuter reimbursement, and legal benefits

- **Immediate vesting** and enhanced **employer match of 50% of employee 401(k) contributions up to the first 8% of eligible earnings**

Gender and racial diversity at a glance

We are proud of the diverse workforce we have at the Company, as detailed in the graphics below.

All Staff - Gender



- Female
- Male
- Non-binary*

*Representation <1%

All Staff - Race



- American Indian/Alaskan Native*
- Asian
- Black or African American
- Hispanic or Latino
- Native Hawaiian or Other Pacific Islander
- Two or more races
- White

*Representation <1%

*As of December 31, 2022

For more information regarding our employee programs, see "Human Capital Management" in Part 1, Item 1 of the Company's 2022 Annual Report.

Additional corporate governance matters

We are committed to maintaining strong corporate governance practices, and the Board regularly reviews its corporate governance procedures to ensure compliance with laws, rules and regulations. The Company's website at www.pacwestbancorp.com includes important information regarding the Board, Board committee charters, corporate governance policies, certain of our SEC filings, and press releases. Examples of our corporate governance practices are set forth in "Our directors" and "Corporate governance matters," and certain of our corporate governance policies are highlighted below.

Corporate governance guidelines

The Board has developed and adopted a set of corporate governance principles to promote the functioning of the Board and its committees and to establish a common set of expectations as to how the Board should perform its functions. The Corporate Governance Guidelines address director qualification standards and independence requirements, Board structure, director resignation, management succession planning, and expectations of directors. The Governance Committee reviews the Corporate Governance Guidelines at least annually and recommends changes to the Board in accordance with best practices in corporate governance and applicable laws and regulations. The Corporate Governance Guidelines are available on the Company's website at www.pacwestbancorp.com, under "Corporate Overview—Corporate Governance."

Code of business conduct and ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to all employees and directors, including the Company's President and CEO, CFO, Chief Accounting Officer, and other senior officers. Our Code of Business Conduct and Ethics sets forth specific standards of conduct that we expect all of our employees and directors to follow so that the Company and the Bank conduct their business in accordance with the highest ethical standards of the financial industry and comply with all laws regulating the conduct of the Company, the Bank and their employees. In addition, we have an executive-level management committee for conduct and ethics and maintain an ethics hotline for employees to use on an anonymous basis. The Code of Business Conduct and Ethics is available on the PacWest website at www.pacwestbancorp.com, under "Corporate Overview—Corporate Governance."

Certain relationships and related party transactions

Our Board has adopted a written Related Party Transaction Policy requiring the review and approval by the Audit Committee of transactions with related parties (i.e., our directors, director nominees, executive officers, or immediate family members thereof; entities for which any such individual is an executive officer or general partner; 5% stockholders; and other entities either in which any of the foregoing parties, directly or indirectly, possesses a 10% or greater equity or voting interest or that is otherwise controlled by any of the foregoing parties). Any member of the Audit Committee who has an interest in a transaction under review must abstain from voting on the approval of the transaction.

2022 related party transactions

In the normal course of business, the Company purchases equity securities, corporate securities, and mortgage loans for investment purposes. In February 2022, the Company purchased $133.1 million in unpaid principal balances of single-family residential mortgage loans from a privately-owned, non-affiliated bank holding company. In addition, the Company entered into a subservicing agreement with the bank holding company pursuant to which it would service the purchased loans on an ongoing basis and the Company could outsource servicing of loans purchased from third parties to it. In 2022, we paid the bank holding company $10,175 in servicing fees. Our Lead Director, Mr. Eggemeyer, is a member of the board of directors of the non-affiliated bank holding company and is the Managing Member of funds that own greater than 10% of the equity of the bank holding company. These transactions were all undertaken without any involvement from Mr. Eggemeyer with respect to negotiating the terms of the relevant securities, mortgage loans, or subservicing agreement, which terms were determined on an arms' length basis. These transactions were approved by the Audit Committee in accordance with our policy.

We currently have no outstanding loans to insiders, but we have a comprehensive system for monitoring and reporting loans to insiders.

Director compensation

The Governance Committee annually reviews non-employee director compensation and makes recommendations to the Board. Our independent directors approve our non-employee director compensation.

We use a combination of cash and equity to attract and retain qualified non-employee directors. Compensation of our non-employee directors reflects our belief that a significant portion of non-employee directors' compensation should be tied to long-term growth in stockholder value. The annual equity awards are delivered in the form of fully-vested common stock and are subject to the directors' respective elections at the annual meetings of stockholders. Our President and CEO and our Executive Chairman, our only employee directors, are not, and will not be, separately compensated for service as members of the Board.

On March 20, 2023, the Governance Committee recommended, and the Board approved, a change in the mix of non-employee director compensation. The Board approved increasing the ratio of equity compensation to cash Board retainer to 60%/40%, in order to more closely align the non-employee directors' interests with stockholders' interests, facilitate newer directors' compliance with the stock ownership guidelines, and reflect market practices. In addition, the Board will allow non-employee directors to elect to take their full Board and Chair supplemental retainers in the form of equity awards in lieu of cash payments, commencing with awards and payments in May 2023.

Elements of director compensation

The annual retainers for non-employee directors' service on the Board and Board committees during 2022 were as follows:

	January 1–August 9, 2022	August 10–December 31, 2022
Board Retainer	$86,000	$86,000
Chair Supplemental Retainers	$86,000–Board $40,000–ALM Committee $80,000–Audit Committee $80,000–CNG Committee $40,000–Risk Committee	$86,000–Board $80,000–Audit Committee $40,000–Finance Committee $80,000–Compensation Committee[1] $40,000–Governance Committee[1] $40,000–Risk Committee
Equity Awards	$75,000 in shares for directors except the Chairman $114,000 in shares for the Chairman	$75,000 in shares for directors except the Chairman $114,000 in shares for the Chairman
Other	The Chairman may use the corporate aircraft for up to 30 hours of personal use.	The Chairman may use the corporate aircraft for up to 30 hours of personal use.

(1) On August 10, 2022, in conjunction with the restructuring of the former Asset/Liability Management Committee as the Finance Committee, and splitting the former CNG Committee into the Compensation Committee and Governance Committee, the Board also approved a new schedule of chair supplemental retainers payable to the chairs of the Board committees.

Director compensation table

The table below details all compensation paid to Company non-employee directors who served during 2022:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation ($)	Total ($)
Tanya M. Acker	86,000	74,987	-	160,987
Paul R. Burke	126,000	74,987	-	200,987
Craig A. Carlson	116,000	74,987	-	190,987
John M. Eggemeyer, III	182,000	113,975	140,615[2]	436,590
C. William Hosler	96,000	74,987	-	170,987
Polly B. Jessen	86,000	74,987	-	160,987
Susan E. Lester	166,000	74,987	-	240,987
Roger H. Molvar	106,000	74,987	-	180,987
Stephanie B. Mudick[3]	43,000	56,229	-	99,229
Daniel B. Platt[4]	43,000	-	-	43,000
Robert A. Stine[5]	139,000	74,972	-	213,972
Paul W. Taylor[6]	43,000	74,987	-	117,987

(1) Amounts reported represent the aggregate grant date fair value of shares of common stock awarded to the directors in 2022. Grant date fair value is calculated in accordance with FASB ASC Topic 718. The grant date fair value equals the market value of the stock on the date of grant. For further information, see Note 20. Stock-Based Compensation, to the Company's audited consolidated financial statements for the year ended December 31, 2022 included in the Company's 2022 Annual Report.

(2) Represents life insurance premiums paid by the Company and $136,114 in personal use of chartered and corporate aircraft and accompaniment of personal guests on business trips using chartered and corporate aircraft as the then-Chairman of the Board. The dollar amount of personal use of chartered aircraft is the actual cost incurred. The dollar amount of personal use of corporate aircraft is calculated based on the number of personal flight hours multiplied by a standard cost per hour representing the incremental variable costs as determined by an independent reference source. The dollar amount of accompaniment of personal guests on chartered and corporate aircraft is calculated using the standard industry fare level, or SIFL, method.

(3) Ms. Mudick joined the Board on August 1, 2022. Ms. Mudick received a pro rata board retainer based upon commencing service in 2022, and received a pro rata equity award for her service until the Annual Meeting.

(4) Mr. Platt did not stand for re-election to the Board at the 2022 Annual Meeting of Stockholders.

(5) Mr. Stine resigned from the Board on December 31, 2022.

(6) Mr. Taylor became President of the Company on July 1, 2022, and discontinued receiving director compensation as of this date.

Stock ownership guidelines for directors

In an effort to ensure that the interests of our non-employee directors are aligned with our stockholders, the Company established in its Stock Ownership and Clawback Policy, a non-employee director stock ownership guideline that expects non-employee directors to own shares having a value equal to five times their annual cash retainer. Our stock ownership guideline covers both shares of our common stock and our depositary shares, each depositary share representing a 1/40th interest in a share of the Company's 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A. Non-employee directors are expected to meet this guideline within five years of becoming subject to the guidelines. As of the Record Date, each of the non-employee director nominees meets the stock ownership guideline or is expected to meet the guideline within five years of election or appointment. We believe that the Stock Ownership and Clawback Policy ensures appropriate levels of Company stock ownership by our non-employee directors and aligns their interests with our stockholders. Executive officers, including those serving as directors, are subject to stock ownership guidelines as described in "Compensation discussion and analysis—Other executive compensation practices, policies, and guidelines—stock ownership guidelines."

Executive officers

Current executive officers of the Company and their age, current position and business experience during at least the past five years are as follows:

Name	Age	Current position and business experience
William J. Black, Jr. Executive Vice President, Strategy and Corporate Development	47	Mr. Black has been Executive Vice President, Strategy and Corporate Development since 2020. From 2008 until 2020, he was the founder and managing partner and portfolio manager at Consector Capital LP, a financial services hedge fund.
Christopher D. Blake Executive Vice President, President and Chief Executive Officer of Community Banking Group	63	Mr. Blake has been Executive Vice President, President and Chief Executive Officer of Community Banking Group since 2018. He served as Executive Vice President, Human Resources of the Company from 2014 to 2018. He has served on the board of directors for California Domestic Water Company, a wholesale water distribution company, since 2016, and its wholly-owned subsidiary Cadway, Inc.
Rebecca H. Cordes Executive Vice President, Human Resources	67	Ms. Cordes has been Executive Vice President, Human Resources since 2018. She held various positions at First Western Financial, Inc., including executive vice president from 2008 to 2018, director of support services from 2010 to 2018, and director of human resources from 2008 to 2017, and served as senior operations officer for First Western Capital Management, a registered investment advisory firm, in 2018.
Bryan M. Corsini Executive Vice President, Chief Credit Officer	61	Mr. Corsini has been Executive Vice President and Chief Credit Officer of the Company and Executive Vice President of the Bank since 2014. He served as a director of the Bank from 2016 to 2019.
Stanley R. Ivie Executive Vice President, Chief Risk Officer	63	Mr. Ivie has been Executive Vice President, Chief Risk Officer since 2016. He has served on the boards of directors of the California Bankers Association and the Pacific Bankers Management Institute for Pacific Coast Banking School since 2017, and is the chair-elect of the California Bankers Association. He served as the regional director for the Federal Deposit Insurance Corporation's San Francisco Region from 2007 to 2016.
Angela M.W. Kelley Executive Vice President, General Counsel and Corporate Secretary	41	Ms. Kelley has been Executive Vice President, General Counsel and Corporate Secretary since 2021. She was executive vice president, general counsel, and corporate secretary of NBT Bancorp Inc. from 2019 to 2021. Previously, she served various positions at Heartland Financial USA, Inc., including senior vice president and deputy general counsel from 2015 to 2019, and corporate secretary from 2018 to 2019.
Monica L. Sparks Executive Vice President, Chief Accounting Officer	43	Ms. Sparks has been Executive Vice President, Chief Accounting Officer since 2020. She was senior vice president, chief accounting officer of American Business Bank from 2018 to 2020. She was senior vice president, chief accounting officer of Hope Bancorp from 2017 to 2018. She was senior vice president, controller of California United Bank from 2014 to 2017. Prior to 2014, she held various senior accounting roles with KPMG LLP for 12 years. She is a certified public accountant in California and member of the American Institute of Certified Public Accountants.
Paul W. Taylor President and Chief Executive Officer	62	Mr. Taylor has been President and Chief Executive Officer since 2023 and was President in 2022. He has been a director since 2021. He previously served as chief executive officer, president and a director of Opus Bank from 2019 until it was acquired in 2020. He was chief executive officer, president and a director of Guaranty Bancorp, and chief executive officer and chairman of the board of directors of Guaranty Bank and Trust Company, a banking subsidiary of Guaranty Bancorp, from 2011 through 2018. Previously, he held various positions, including executive vice president, chief financial and operating officer and secretary of Guaranty Bancorp.
Kevin L. Thompson Executive Vice President, Chief Financial Officer	49	Mr. Thompson has been Executive Vice President, Chief Financial Officer since 2022. He previously served as executive vice president and chief financial officer of First Foundation Inc. and First Foundation Bank from 2020 to 2022, and also served as interim president in 2022. He served as executive vice president, chief financial officer and treasurer of Opus Bank from 2017 to 2020, executive vice president and chief financial officer of Midland States Bancorp from 2016 to 2017, senior vice president, corporate finance of Zions Bancorporation from 2014 to 2016, and chief financial officer and treasurer of American Express Centurion Bank from 2010 to 2014. He is a certified public accountant.
Matthew P. Wagner Executive Chairman	66	Mr. Wagner has been Executive Chairman since 2023. He was President and Chief Executive Officer from 2000 to 2022 and has been a director since 2000.
Mark T. Yung Executive Vice President, Chief Operating Officer	49	Mr. Yung has been Executive Vice President, Chief Operating Officer since 2019. He was a director of the Company from 2017 to 2021. He has served as executive chairman of the board of directors of Environmental Solutions Worldwide, Inc., a clean technology company, since 2010. He served as chairman of the board of directors and chief executive officer of Presbia PLC, an ophthalmic device company, from 2017 to 2019 and continued to serve as a director until 2020. He was co-founder and managing principal of OCV Management, LLC, an investor, owner and operator of technology and life science companies, from 2016 to 2019, and served as vice president and secretary of several such companies as part of his role with OCV. He served as managing director of Orchard Capital Corp., a venture capital and private equity firm, from 2006 to 2016.

Advisory vote on executive compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are seeking to approve, on a non-binding advisory basis, the compensation of the Company's Named Executive Officers ("NEOs").

This proposal gives you as a stockholder the opportunity to approve our NEO compensation program through the following resolution:

> ***"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."***

As an advisory vote, this proposal is not binding upon the Board or the Company. The Compensation Committee, however, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for executive officers. The Board believes that the compensation of the Company's NEOs is appropriate and should be approved on an advisory basis by the Company's stockholders as more particularly outlined in "Compensation discussion and analysis."

 **The Board unanimously recommends a vote FOR approval, on a non-binding advisory basis, of the compensation paid to the Company's Named Executive Officers.**

Letter from the Compensation Committee

Dear fellow stockholders,

In the past 10 months, in response to both the 2022 say on pay vote and the Company's senior leadership transitions, the Board of Directors has embarked on a critical review process that resulted in the restructuring of the former Compensation, Nominating and Governance Committee and the establishment of a stand-alone Compensation and Human Capital Committee (the "Committee").

The newly-constituted Committee is led by Roger H. Molvar as the Committee Chair and reflects significantly refreshed Committee membership in an effort to bring critical new perspectives as we work to align our executive compensation and talent management programs with the best market practices in support of our long-term stockholder value.

As members of the Committee, along with other independent members of the Board, we have also undertaken an expanded stockholder outreach effort to understand your perspectives on our executive compensation program and specific concerns behind the 2022 say-on-pay vote.

We would like to thank all of you who met with us to share your viewpoints that informed many Committee and Board meetings throughout the second half of 2022 and early 2023. We worked closely with the Committee's independent compensation consultant and held three special meetings between October 2022 and January 2023 to enhance the design of our 2023 executive compensation program with special focus on rigor, alignment with our strategic priorities, and the investment experience of our stockholders.

In particular, we have been focused on the rigor of our short-term and long-term incentives. Examples of this include the Committee declining to increase the ROATCE payout factor in the 2022 annual incentive despite past practice of doing so when the Company's performance triggered applicability of the payout factor adjustment, and the earning of performance-based restricted stock units ("PRSUs") for the 2020-2022 performance period at 20% of target. Additionally, we have made a number of changes to the 2023 executive compensation program, including a reduction of the target annual incentive opportunity for the CEO, the introduction of new performance metrics, a higher ratio of PRSUs in long-term incentive grants, which were increased to 60% from 50% previously, and higher performance level required to receive a target payout for PRSUs, which increased to the 60th percentile from median of KRX Bank Index peers.

While differing views on various aspects of our executive compensation program were provided, most of you raised concerns about Mr. Wagner's retention package issued in 2021. The Committee believes that the circumstances of Mr. Wagner's retention package were unique and extraordinary; however, in response to our stockholder perspectives, the Committee affirms that it believes special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent or to support the Company's critical strategic priorities. The Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future.

We encourage you to review the following Compensation Discussion and Analysis section, which provides additional details about our responsiveness actions, the considerations that went into approving payouts for fiscal 2022, and the changes we made for 2023.

We appreciate the trust each of you have placed in PacWest and your continued investment. We look forward to continuing this dialogue and welcome any questions or concerns that you would like to share with us before making your voting decision this year.

Sincerely,

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Roger H. Molvar, Chair
Tanya M. Acker
Polly B. Jessen
Stephanie B. Mudick

Compensation discussion and analysis

In this Compensation discussion and analysis ("CD&A"), we discuss the outcomes from our 2022 executive compensation program for our Named Executive Officers and preview our 2023 executive compensation program. The Compensation Committee has designed our executive compensation program to (i) align executive officers' interests with the interests of our stockholders, (ii) pay for performance, (iii) attract and retain executive officers, and (iv) mitigate undue risk. In designing our executive compensation program, the Compensation Committee is mindful of the perspectives our key stakeholders, and, most importantly, our stockholders, have with respect to executive compensation and has sought to be responsive to their expressed concerns.

Leadership transitions among Named Executive Officers

In 2022 and into 2023, we implemented CEO and CFO succession changes. Mr. Wagner was our CEO until December 31, 2022, and became Executive Chairman of the Board on January 1, 2023 for a one-year term. Mr. Taylor joined the Company as President on July 1, 2022, and became our President and CEO on January 1, 2023. Mr. Olson served as Chief Financial Officer until November 27, 2022, and Mr. Thompson became our Chief Financial Officer on November 28, 2022.

During 2022 and subsequent to year-end, the Named Executive Officers or "NEOs" held the below positions. For purposes of the executive compensation tables, we list the positions that the NEOs held as of December 31, 2022.

Named Executive Officer	Position(s)	Date Positions Held (2022– present)
Continuing Executive Officers		
Matthew P. Wagner	Executive Chairman of the Board CEO President and CEO	January 1, 2023–present July 1, 2022–December 31, 2022 January 1, 2022–June 30, 2022
Kevin L. Thompson	Executive Vice President, CFO	November 28, 2022–present
William J. Black, Jr.	Executive Vice President, Strategy and Corporate Development	January 1, 2022–present
Paul W. Taylor	President and CEO President	January 1, 2023–present July 1, 2022–December 31, 2022
Mark T. Yung	Executive Vice President, Chief Operating Officer	January 1, 2022–present
Former Executive Officer		
Bart R. Olson	Executive Vice President, CFO	January 1, 2022–November 27, 2022

Executive compensation snapshot

2022 Named Executive Officers

Matthew P. Wagner
Chief Executive Officer

Paul W. Taylor
President

Kevin L. Thompson
Executive Vice President, Chief Financial Officer

William J. Black, Jr.
Executive Vice President, Strategy and Corporate Development

Mark T. Yung
Executive Vice President, Chief Operating Officer

Bart R. Olson
Former Executive Vice President, Chief Financial Officer

2022 Executive Compensation Overview

- **Stockholder Outreach:** Continued and enhanced stockholder outreach program, reaching out to stockholders representing 65%, and engaging with 46%, of our outstanding shares of common stock, and implemented significant changes based on feedback

- **2022 Annual Incentive Cash Payments:** Strong performance on our ROTCE, Net Charge-Off Ratio, and Loan Growth warranted incentive cash payouts to our NEOs

- **Long-Term Incentives:**
  - 50% time-based restricted stock awards
  - 50% performance-based restricted stock units with achievement tied to Company performance relative to peers

2022 Financial Highlights

Net Earnings Available to Common Stockholders
$404.3M

Diluted Earnings Per Share
$3.37

Return on Average Tangible Common Equity[1]
21.04%

Net Charge-Offs to Average Loans and Leases
0.02%

Total Loans and Leases Held for Investment, Net of Deferred Fees
$28.6B

Total Deposits
$33.9B

Efficiency Ratio
51.0%

2022 Executive Compensation Program Design	2023 Executive Compensation Program Design

Executive Incentive Plan



200% target opportunity for CEO	**150% target opportunity for CEO**
Positive discretion for the ROATCE performance metric	**No positive discretion on any performance metric**
Performance metrics	**Performance metrics**
• ROATCE	• CET1 capital ratio
• Efficiency ratio	• Return on average assets
• Net charge-off ratio	• Core deposit growth
• Average loans	• Efficiency ratio
	• Nonperforming assets ratio

Long-Term Incentives



50% performance-based / 50% time-based	**60% performance-based / 40% time-based**
Target (100%) PRSU payout for performance at the 50th percentile of peers	**Target (100%) payout for performance at the 60th percentile of peers**
No cap on payout for negative TSR performance for TSR PRSUs	**Cap of 100% payout if cumulative TSR is negative over the performance period for TSR PRSUs**

(1)   For more information regarding the calculation of non-GAAP financial measures included in this section, please refer to "Calculation of non-GAAP financial measures" in Appendix A.

Stockholder outreach and our response to the 2022 say on pay vote

The advisory vote on executive compensation received only 20% support at our 2022 Annual Meeting of Stockholders. Although this vote is advisory and non-binding, the Compensation Committee, and its predecessor, the CNG Committee, and our entire Board considered it important to understand the reasons for this outcome and solicited feedback from our stockholders during the lead-up to and following our 2022 Annual Meeting of Stockholders. We contacted 34 stockholders representing 65% of our outstanding shares of common stock and engaged with 11 stockholders representing 46% of our outstanding shares of common stock to obtain specific feedback regarding the Company, our executive compensation, and our financial and operating performance. Our then Chairman of the Board and/or our Compensation Committee Chair participated in nine meetings with stockholders representing 45% of our outstanding common shares and were accompanied by our former CFO and our Corporate Secretary. During these discussions, we received stockholder feedback regarding our executive compensation program, board diversity and refreshment, board responsiveness, governance, ESG, and CEO transition and succession planning. Our Board is committed to continuing our engagement with stockholders and such engagement will be a priority for us throughout 2023.

A full summary of the areas of feedback we received and how we responded is provided in "Corporate governance matters—Stockholder outreach and engagement", and a description of the feedback specifically addressing executive compensation and our responses is summarized below.

What We Heard	What We Did
Concern with Mr. Wagner's 2021 retention package	• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company's critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future • Following his 2021 retention package, Mr. Wagner has not, and will not, receive any additional stock compensation as an executive officer

Misalignment between pay and performance, and enhancement of performance target rigor	• To instill greater oversight over executive compensation and human capital management, the Board appointed a new Chair of the newly-constituted Compensation and Human Capital Committee and refreshed the committee with 50% new members
	
	• 2022 payouts reflect a focus on rigor and aligning pay and performance:
	
	  • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company's negative TSR performance during 2022
	
	  • The PRSUs earned for the 2020-2022 performance period equaled 20% of target
	
	• The Compensation Committee made a number of changes to the 2023 executive compensation program to better align pay and performance and enhance the rigor of our incentive programs:
	
	2023 Executive Incentive Plan – Annual Incentive
	
	  • Reduced the target EIP opportunity for the role of CEO from 200% to 150% of base salary
	
	  • Aligned EIP performance metrics with the Company's 2023 publicly-disclosed strategic priorities:
	    • Capital (35% weighting)
	    • Profitability (25% weighting)
	    • Core deposit growth (15% weighting)
	    • Efficiency ratio (15% weighting)
	    • Asset quality (10% weighting)
	
	  • All EIP annual incentive targets are stretch goals compared to the internal business plan and all targets were set above 2022 actual results other than the nonperforming assets ratio, which was an excellent 38 basis points in 2022
	
	  • Eliminated the Compensation Committee's ability to provide positive discretion or a positive enhancement on any EIP profitability metric, making all performance metrics formulaic
	
	2023 Long-Term Incentive Program
	
	  • Increased the percentage of PRSUs from 50% to 60%
	
	  • Increased the performance level required to receive a target (100%) payout for PRSUs from the median of KRX Bank Index peers to the 60th percentile
	
	  • Capped relative TSR metric at 100% payout if cumulative TSR is negative over the performance period

Insight into the compensation-setting process and how performance targets are determined	• The Compensation Committee, in conjunction with its independent compensation consultant, held five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program • The Compensation Committee made a number of changes to the 2023 executive compensation program, as described above, focusing on closer alignment of pay with performance and our strategic priorities, and enhancing rigor, while balancing retention and motivation concerns • We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee's considerations related to the incentive program changes

Executive compensation philosophy and objectives

Beyond the unique considerations employed in determining appropriate compensation in light of our CEO succession planning and transition, the Company's general philosophy and objectives underlying our executive compensation program are to:

- employ the best leaders in our industry to ensure we execute on our business goals;
- drive short- and long-term profitability of the Company; and
- create long-term stockholder value.

The Compensation Committee, as successor to the CNG Committee, has established four key principles that provide the framework for our executive compensation program:

Align with stockholder interests

Our executive officers' interests should be aligned with the interests of our stockholders.	• Key components of executive compensation are earned only if certain financial objectives, which the Board and the Compensation Committee have identified as value-enhancing, are achieved.
	• Our executive stock ownership guidelines require our executive officers to accumulate and maintain a meaningful position in shares of our common stock to strengthen the alignment of their interests with those of long-term stockholders.

Pay for performance

Executive pay should be linked to achieving our short-term and long-term business goals.	• We provide incentive-based compensation in the forms of annual cash and long-term, equity-based awards.
	• The Compensation Committee annually establishes specific performance metrics that are linked to short- and long-term incentive compensation outcomes and performance relative to peers.
	• Both short-term and long-term performance goals are focused on key financial metrics.

Attract and retain executive officers

Our executive compensation program should attract and retain executive officers who are capable and motivated to help us continue to grow and prudently manage our business.	• The Compensation Committee reviews executive compensation levels paid by members of our peer group based on available data, as well as benchmarking data from our compensation consultant, with the goals of retaining top executive talent in a highly competitive labor environment, paying total compensation at a level commensurate with our performance relative to our peer group, and rewarding our executive officers for achieving financial goals while maintaining discipline and prudence.
	• Long-term incentive ("LTI") compensation comprises a large portion of our executive compensation packages, and 50% of the 2022 LTI compensation, and 60% of the 2023 LTI compensation, are performance awards that do not vest for three years and only if certain performance goals are achieved.

Mitigate risk

Our executive compensation program should mitigate undue risk.	• We believe that our executive compensation program is designed to balance risk and financial results in a manner that does not encourage imprudent risk-taking. Key design features include our clawback policy, restrictions against hedging and pledging of our stock, and maximum payout caps on annual and long-term incentives.

Summary of our executive compensation practices

We believe the following compensation practices and policies promote accountability in our executive officers and strengthen the alignment of our executive officers' and stockholders' interests.

What we do	What we do not do
✓ Pay for performance – heavy emphasis on variable and/or "at-risk" compensation	✗ Reward executive officers for taking excessive, inappropriate or unnecessary risks
✓ Align our executive compensation philosophy and financial objectives	✗ Other than the 2021 retention package with Mr. Wagner, enter into employment agreements or contracts with Company executive officers
✓ Maintain an effective balance of short- and long-term incentives	
✓ Have a Compensation Committee composed solely of independent directors	✗ Provide Section 280G gross-up payments
✓ Retain an independent compensation consultant to advise our Compensation Committee	✗ Provide uncapped short-term incentive bonuses
	✗ Provide supplemental executive retirement plans
✓ Maintain an anti-hedging and anti-pledging policy	✗ Provide multi-year guaranteed salary increases or multi-year non-performance bonus arrangements
✓ Require double-trigger for equity award acceleration in the event of a change in control	
✓ Maintain clawback policy for executive officers' incentive compensation	✗ Rely exclusively on total shareholder return as our only performance metric
✓ Maintain stock ownership guidelines for executive officers	
✓ Evaluate our peer group annually, based on industry and size	

Pay for performance and pay "at-risk"

We strive to ensure that there is long-term alignment between executive compensation and our performance.

We believe that a significant portion of our executive officers' total compensation should be "at-risk," meaning that its payment or vesting is based upon the occurrence of a future event or determined based upon the achievement of certain performance metrics. We also believe that a significant portion should be variable, meaning that the level of compensation or value of awards will be increased or decreased based on the achievement of certain performance metrics or the performance of our stock.

The total amount of compensation each executive officer could receive with respect to a fiscal year is variable based on our performance, which motivates our executive officers to achieve performance goals and create value for our stockholders. The annual incentive bonus is earned by our executive officers for the achievement of short-term performance goals. The amount paid is tied to the level of achieved performance, with higher payout levels reflecting superior performance. The long-term performance-based equity awards reward our executive officers for achieving long-term performance goals and increasing stockholder value.

As reflected in the charts below, 67% of our former CEO's target total 2022 compensation was variable and/or "at-risk," 76% of the average of our other NEOs' target total 2022 compensation was variable and/or "at-risk," and 81% of our CEO's target total 2023 compensation is variable and/or "at-risk." Our former CEO's target total 2022 compensation reflects that he received no equity awards in 2022 in accordance with the terms of his 2021 retention package.

2022 CEO Compensation



2022 Average of Other NEOs Compensation



2023 CEO Target Compensation



● Base Salary   ● Annual Incentive Bonus   ● TRSAs   ● PRSUs

Executive compensation decision-making process

The Compensation Committee is responsible for determining the compensation for our executive officers and recommending the compensation for our CEO, and the Board is responsible for determining our CEO's compensation. For purposes of this CD&A, reference to a compensation action or decision by the Compensation Committee with respect to our executive officers means, in the case of Messrs. Taylor and Wagner, an action or decision by our Board, as recommended by the Compensation Committee.

Executive compensation decisions are made by our Compensation Committee, considering executive compensation design proposals from the Compensation Committee's independent compensation consultant, information from executive management, and the compensation practices of our peer group.

In May 2021, the CNG Committee engaged F.W. Cook, an independent executive compensation consulting firm, as its compensation consultant. Based on the CNG Committee's review and information provided by F.W. Cook regarding the provision of services, fees, policies and procedures, the presence of any conflicts of interest, ownership of Company stock, and other relevant factors, the CNG Committee concluded that engaging F.W. Cook in 2022 raised no conflict of interest concerns, and F.W. Cook was deemed to be independent for purposes of its services as an advisor to the CNG Committee.

The Compensation Committee, in consultation with its compensation consultant, held four regular meetings and five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program. The Compensation Committee relied on the guidance and recommendations of F.W. Cook, which provided a peer review of executive compensation practices at the May 2022 regular meeting of the CNG Committee and recommendations for the 2023 executive compensation program at the February 2023 regular meeting of the Compensation Committee and advised the Compensation Committee throughout the compensation-setting process.

The following graphic illustrates the roles of the Compensation Committee, independent compensation consultant, executive management team, and compensation peer group in our executive compensation program:



Compensation Committee

- Composed of only independent directors
- Makes all determinations with respect to our executive compensation program, with approval from the Board where required (including for approval of CEO compensation)
- Annually reviews our executive compensation policies and practices
- Determines whether proposed goals or the structure of awards might have the inadvertent effect of encouraging excessive risks or other undesirable behaviors

Compensation Consultant

- Assists the Compensation Committee in evaluating our executive compensation program
- Identifies and recommends changes to our executive compensation program
- Benchmarks our executive compensation against peer group

Executive Management

- Updates the Compensation Committee on Company performance
- Provides information for the Compensation Committee's consideration with respect to our executive compensation program

Peer Group

- Consists of a group of publicly traded financial services companies with similar commercial banking business models and of similar size
- Developed with the assistance of our compensation consultant
- Reviewed by the Compensation Committee annually

2022 peer group

In order to effectively attract, motivate, and retain our executive officers, the Compensation Committee, and previously its predecessor, the CNG Committee, periodically reviews market data relating to pay levels, pay mix, and pay practices. The Compensation Committee uses multiple reference points when establishing targeted pay levels. The Compensation Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only market data, but also factors such as Company, group and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential, and succession planning. In evaluating market data for our executive officers, the Compensation Committee benchmarks against our peer group, which consists of financial services companies with similar commercial banking business models and of similar size (i.e., total assets, market capitalization and revenue).

Based on F.W. Cook's recommendations, the CNG Committee added F.N.B. Corporation and removed Sterling Bancorp. which was acquired by Webster Financial Corporation in 2022, as peer companies for benchmarking purposes for use in setting 2022 executive officer target compensation. The following 19 companies comprised our 2022 peer group:

Peer group

- Bank OZK
- BankUnited, Inc.
- BOK Financial Corporation
- Commerce Bancshares, Inc.
- Cullen/Frost Bankers, Inc.
- East West Bancorp, Inc.
- F.N.B. Corporation

- Hancock Whitney Corporation
- Home BancShares, Inc.
- Pinnacle Financial Partners, Inc.
- Prosperity Bancshares, Inc.
- Signature Bank
- Simmons First National Corporation

- UMB Financial Corporation
- Umpqua Holdings Corporation
- Valley National Bancorp
- Webster Financial Corporation
- Western Alliance Bancorporation
- Wintrust Financial Corporation

Elements of our executive compensation program

We analyze and adjust the various elements of our executive compensation program annually in an effort to ensure that each element is designed in a way that is consistent with the program principles described above. The purpose and key characteristics of each element of our 2022 executive compensation program are summarized below. Our former CEO's targeted direct compensation reflects that he received no equity awards in 2022 in accordance with the terms of his 2021 retention package.



CEO Targeted Direct Compensation	Average Other NEOs Targeted Direct Compensation	Purposes & Key Features
Base Salary 33%	24%	• Provide a competitive fixed rate of pay to attract and retain high-caliber talent • Based on the executive officer's role, experience, performance and other factors • Base for determining annual and long-term incentives
Annual Cash Incentive (EIC Plan) 67%	23%	• Motivate executive officers to achieve the Company's annual financial goals with respect to profitability, operating efficiency, asset quality and growth • Cash award equal to a percentage of base salary, subject to maximum award amounts
Long-Term Incentives (Equity Awards) 0%	53%	• Motivate and reward executive officers for achieving the Company's strategic and long-term financial goals • Align executive officers' interests with stockholders' interests • Retain executive officers through vesting provisions • Comprised of time-based restricted stock awards ("TRSAs") and performance-based restricted stock units ("PRSUs") • Vesting of PRSUs contingent on the Company's overall profitability and stock performance relative to peers over the performance period

Variable and/or At-Risk Pay

Base salary

The Compensation Committee is responsible for setting executive officer base salaries. The Compensation Committee considers base salary levels as part of its process of ensuring that each executive officer's overall compensation package is competitive, including annual and long-term incentives, the target amounts of which are generally based on a percentage or multiple of base salary.

Below are NEO base salaries for 2021 and 2022. None of our NEOs received a base salary increase in 2022. In June 2022, in connection with Mr. Taylor's commencement of employment, the CNG Committee recommended, and the Board approved, a base salary for Mr. Taylor of $900,000 based on a wide range of factors, including a review of peer-group benchmarks. In November 2022, in connection with Mr. Thompson's commencement of employment, the Compensation Committee recommended, and the Board approved, a base salary for Mr. Thompson of $500,000 based on a wide range of factors, including a review of peer-group benchmarks.

NEO	2021 Base Salary ($)[1]	2022 Base Salary ($)[1]	Change (%)
Matthew P. Wagner[2]	1,000,000	1,000,000	0
Kevin L. Thompson[3]	—	500,000	—
William J. Black Jr	800,000	800,000	0
Paul W. Taylor[4]	—	900,000	—
Mark T. Yung	800,000	800,000	0
Bart R. Olson[5]	550,000	550,000	0

(1) Amounts in table represent NEO base salaries at the end of the period presented.

(2) Mr. Wagner served as the Company's President and CEO through June 30, 2022, and as the CEO through December 31, 2022. He was appointed as the Executive Chairman of the Board effective January 1, 2023.

(3) Mr. Thompson was appointed as the Company's Executive Vice President, Chief Financial Officer effective November 28, 2022.

(4) Mr. Taylor was appointed as the Company's President on July 1, 2022, and as President and CEO effective January 1, 2023.

(5) Mr. Olson ceased serving as the Company's Executive Vice President, Chief Financial Officer effective November 27, 2022, and ceased serving as Executive Vice President, Finance effective February 28, 2023 following an orderly transition of his responsibilities.

Executive incentive plan

Our EIP is designed to provide each executive officer with a strong incentive to execute our strategic and annual financial plan. Our EIP:

- **Applies to our NEOs.**
  - Each executive officer is assigned a target annual cash incentive, equal to a percentage of base salary, subject to maximum award amounts.
  - The target and maximum award opportunity for each executive officer is reflective of the executive officer's role and competitive market practices.
- **Is based on performance metrics and targets set each fiscal year.**
  - At the beginning of each fiscal year, the Compensation Committee reviews the performance metrics used under our existing EIP and selects performance metrics and targets that it believes reflect a balanced approach to measuring our financial performance and focusing our executive officers on the key drivers of our strategic and annual financial plan. For 2022, the performance metrics were focused on profitability, operating efficiency, asset quality, and loan growth.
  - Our annual financial plan is prepared at the end of the prior fiscal year and revised into the beginning of the fiscal year based on the prior fiscal year's operating results, current fiscal year projections, and various assumptions and estimates with respect to macroeconomic conditions, industry conditions, estimated loan growth, estimated deposit growth, and forecasts of headcount, income and expenses, as well as our strategic initiatives.
  - Each performance metric is weighted relevant to other financial performance metrics and has a designated threshold, target, and maximum award opportunity, in each case based on our annual financial plan.
- **Compares year-end actual performance to performance targets to determine the percentage of the target annual cash incentive that will be achieved.**
  - Based on the year-end annual financial results, the Compensation Committee determines the extent to which the recently-ended year's performance targets have been achieved and the corresponding annual cash incentive payout.
  - Annual cash incentive payouts are interpolated between the threshold, target, and maximum award opportunities to ensure sound incentive compensation arrangements and appropriate pay for performance alignment.
  - Performance below threshold results in no annual cash incentive payment for the particular performance metric.
  - The Compensation Committee has the discretion to adjust the payout based on its assessment of an executive officer's individual performance and other circumstances relating to our business.

2022 EIP incentive award opportunities

Except for the new stand-alone role of President created in 2022, executive officer annual cash incentive award opportunities remain unchanged from 2021. For 2022, annual cash incentive award opportunities as a percentage of base salary were as follows:

POSITION	TARGET AWARD
CEO	200%
President	150%
COO	125%
Other Executive Officers	100%

2022 EIP performance metrics, weights, targets, and award results

In considering appropriate performance metrics for 2022, the CNG Committee determined the Company's 2018, 2019, 2020, and 2021 EIP performance metrics of return on average tangible common equity ("ROATCE"), efficiency ratio, net charge-off ratio, and average loans continued to reflect a balanced approach to measuring our financial performance while focusing our CEO and other executive officers on the key elements of our strategic and annual financial plan. The weight of each performance metric also remained unchanged from the 2019, 2020, and 2021 EIPs.

Our 2022 EIP performance targets were based upon, and consistent with, our annual financial plan, which was developed in the fourth quarter of 2021 and approved by the Board in February 2022. The CNG Committee relied on the financial plan projections in determining performance targets given the volatile and unpredictable macroeconomic environment in both 2020 and 2021. In finalizing the performance targets, the CNG Committee considered our 2021 financial performance, the impact of the acquisitions of Civic and the Homeowners Association Services division of MUFG Union Bank, N.A. in 2021, stockholder feedback received in the fourth quarter of 2021 regarding enhancing the rigor of our EIP performance targets, and our independent compensation consultant's input. F.W. Cook advised the CNG Committee that the EIP performance targets appeared appropriate based on historical data, current business dynamics, including normalized provisions for credit losses, the volatile interest rate environment, higher expenses, and our digital and innovation initiatives, and anticipated broader peer financial trends going forward.

In setting our 2022 EIP performance targets in February 2022, the CNG Committee ensured that the structure and rigor of those targets were thoroughly evaluated and enhanced. As a result, all of our 2022 EIP performance targets were more rigorous than the 2021 performance targets except for our efficiency ratio performance target.

- In determining our 2022 ROATCE performance target of 17.73%, the CNG Committee considered that the 2021 actual result of 24.41% was a notably strong performance and partially the result of a large provision benefit for credit losses from the releasing of reserves that were initially established at the beginning of the COVID-19 pandemic in 2020, but were reversed in 2021 when the economic forecasts improved and pandemic-related losses did not occur. The CNG Committee believed the 2022 ROATCE performance target was rigorously set in light of historical performance.
- In determining our 2022 efficiency ratio performance target of 48.10%, the CNG Committee considered the impact of increased operating costs in connection with the two acquisitions we completed in 2021, along with the significant investments we were making related to our digital and innovation initiatives. The CNG Committee believed the 2022 efficiency ratio performance target was rigorously set but also prioritized important strategic considerations.
- In determining our 2022 net charge-off ratio performance target of 0.15%, the CNG Committee considered that the 2021 actual result of (0.01)% was an extraordinary achievement. The CNG Committee believed the 2022 net charge-off ratio performance target was rigorously set in light of historical performance and peer performance.
- In determining our 2022 average loan target of $24.7 billion, the CNG Committee considered the 2021 actual result of $19.8 billion and considered the Company's strategic goal to thoughtfully grow our most important asset. The CNG Committee believed the 2022 average loan target was rigorously set in light of historical performance and financial plan estimates.

Ultimately, the CNG Committee approved the 2022 EIP targets at levels the CNG Committee believed were disciplined, rigorous, and prudent in light of our anticipated strategic growth and uncertain operating environment.

The 2022 EIP performance metrics, relative weightings, and payout factors were as follows:

		Payout Factors			
Performance metric	Weight	Threshold(1)	Target	Maximum	Why we use this performance metric
ROATCE	50%	50%	100%(2)	150%(2)	• Represents a key factor with respect to our long-term profitable growth and returns
Efficiency Ratio	15%	50%	100%	150%	• Represents our focus on profitability and controlling operating costs
Net Charge-Off Ratio	20%	50%	100%	150%	• Represents the performance of our loan portfolio and reflects our asset quality
Average Loans	15%	50%	100%	150%	• Represents strategic and organic asset growth

(1) Performance below threshold results in no annual cash incentive payment for the particular performance metric.

(2) When establishing the 2022 EIP in early 2022, the CNG Committee adopted a guideline, consistent with previous years, for potentially enhancing the ROATCE performance metric payout factor to up to 200% of target, as described in greater detail below.

When establishing the 2022 EIP in early 2022, and consistent with previous years, the CNG Committee adopted payout factor adjustment guidelines providing for positive enhancements tied to our ROATCE performance metric. The CNG Committee singled out the ROATCE performance metric because of its comparative importance—it represents our ability to generate long-term profitable growth and returns. If the Company's actual ROATCE met or exceeded target and the Company's pre-tax core ROATCE was at or above the 75th percentile relative to our compensation peer group, the ROATCE payout factor may be increased to up to 200% of target. Pre-tax core ROATCE is used for relative performance to ensure non-core items do not distort the comparison of true operating performance. For more information regarding its calculation, please refer to "Calculation of non-GAAP financial measures" in Appendix A.

In conjunction with the establishment of the 2022 EIP in early 2022, the CNG Committee established the following ROATCE payout factor adjustment guidelines when considering its potential application of a discretion adjustment to the ROATCE payout factor:

Pre-tax core ROATCE attainment relative to compensation peer group	Guideline for adjusted ROATCE payout factor
75%	Up to 125%
80%	Up to 150%
85%	Up to 175%
90%	Up to 200%

In 2022, our ROATCE of 21.05% for EIP purposes was above the target performance level, and our pre-tax core ROATCE of 30.5% ranked second (95th percentile relative to peers) in our 2022 peer group. As a result, the potential adjusted ROATCE payout factor for the Compensation Committee's consideration was up to 200% of target. However, in light of stockholder concerns regarding rigor of performance targets and the Company's negative TSR performance during 2022, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice when performance triggered the applicability of a payout factor adjustment providing for positive enhancement.

The total weighted achievement for our 2022 EIP was 134.0% of target with EIP achievements from the last several years ranging from 30.9% to 151.6% of target.

Our 2022 EIP payout percentage calculations were as follows:

Performance metrics	Threshold	Target	Maximum	Measured results	Metric weight	Payout factor	Weighted achievement
ROATCE	14.18%	17.73%	21.28%	21.05%[1]	50%	146.76%	73.38%
Efficiency Ratio	51.47%	48.10%	44.73%	51.19%[2]	15%	54.15%	8.12%
Net Charge-Off Ratio	0.23%	0.15%	0.08%	0.02%	20%	150.00%	30.00%
Average Loans	$23,927	$24,667	$25,407	$26,044	15%	150.00%	22.50%
						Total Weighted Achievement	134.00%

(1) The measured result of 21.05% differs from our reported actual result of 21.04% in the 2022 Annual Report due to a non-recurring revenue item of $5.5 million and a non-recurring expense item of $5.7 million that were approved by the Compensation Committee as adjustments for the purpose of determining the ROATCE payout factor, as provided for under the terms of the EIP.

(2) The measured result of 51.19% differs from our reported actual result of 50.99% in the 2022 Annual Report due to a non-recurring revenue item of $5.5 million that was approved by the Compensation Committee as an adjustment for the purpose of determining the efficiency ratio payout factor, as provided for under the terms of the EIP.

Annual incentive award payments are calculated based on the executive officer's base salary as of year-end. Our NEOs' target and actual cash incentive payouts were as follows:

NEO	Target 2022 cash incentive ($)	Actual cash incentive paid based on 2022 performance ($)
Matthew P. Wagner	2,000,000	2,680,050
Kevin L. Thompson[1]	—	—
William J. Black, Jr.	800,000	1,072,020
Paul W. Taylor	675,000[2]	904,517
Mark T. Yung	1,000,000	1,340,025
Bart R. Olson	550,000	737,014

(1) In connection with Mr. Thompson's commencement of employment, he received a guaranteed cash payment of $400,000, which is reflected in the "Bonus" column in the Summary Compensation Table.

(2) In connection with Mr. Taylor's commencement of employment, he had a 2022 target EIP opportunity of 150% of his base salary, pro-rated for the portion of the year he was employed.

In connection with Mr. Taylor's commencement of employment, the CNG Committee recommended, and the Board approved, a 2022 target EIP opportunity EIP of 150% of his base salary, pro-rated for the portion of the year he was employed.

Upon his resignation from his prior employer, Mr. Thompson forfeited his annual incentive award for the 2022 performance cycle. To incentivize Mr. Thompson to accept employment with the Company, the Compensation Committee recommended, and the Board approved, a guaranteed cash payment of $400,000 based on a number of factors, including compensation arrangements with his former employer, the desire to have him in place prior to year-end, and arm's length negotiations with him. The guaranteed cash payment to Mr. Thompson is one-time in nature and is not representative of our regular compensation practices. Mr. Thompson's annual incentive award payment for fiscal 2023, if any, will be determined pursuant to the EIP consistent with the other NEOs. Mr. Thompson's guaranteed cash payment is reflected in the "Bonus" column in the Summary compensation table.

Long-term incentives—equity awards

Our executive officers and a broader group of employees are granted LTI awards under our Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan ("LTI Plan") in order to motivate and reward executive officers and employees for delivering long-term sustained performance aligned with our stockholders' interests. LTI awards also enable us to attract and, through vesting provisions, retain executive officers and employees.

We provide a meaningful portion of executive compensation in the form of long-term equity awards. In 2022, LTI awards were structured as follows:

TIME-BASED RESTRICTED STOCK AWARDS


50%

- 50% of the target LTI award for each executive officer, other than for Messrs. Wagner and Thompson as discussed below
- Time-based vesting
- Vest ratably over four years, other than for Mr. Thompson's award, which vests ratably over three years
- Purpose: Attract and retain executive officers

PERFORMANCE-BASED RESTRICTED STOCK UNITS


50%

- 50% of the target LTI award for each executive officer, other than for Messrs. Wagner and Thompson as discussed below
- Performance-based vesting
- Three-year performance period
- Vesting conditioned upon achievement of pre-provision, pre-goodwill impairment, pre-tax net revenue ("PPNR") and TSR performance goals relative to peers
- Purpose: Create a substantial incentive for executive officers to achieve strategic and long-term financial goals relative to peers, align pay with performance and executive officer interests with stockholder interests, and reward and retain executive officers

2022 long-term incentive awards

The Compensation Committee generally grants each executive officer LTI awards based on a target opportunity as a percentage of base salary. In connection with the commencement of employment of Messrs. Taylor and Thompson, the CNG or the Compensation Committee recommended, and the Board approved, target opportunities as a percentage of base salary equal to 250% and 150%, respectively, for fiscal 2023.

For 2022, the CNG Committee recommended, and the Board approved, initial equity awards of TRSAs and PRSUs, each valued at $1,687,500, for Mr. Taylor. His PRSU award is subject to the same performance metrics and vesting schedule as those granted to other Company executive officers in February 2022. When the CEO Succession Committee approached Mr. Taylor to discuss the possibility of taking on an executive role at the Company, he was not planning to return to executive service and was pursuing other endeavors. The initial equity awards were designed to encourage and incentivize Mr. Taylor to accept employment with the Company. The CNG Committee and the Board determined the amounts and forms of Mr. Taylor's initial equity awards based on a number of factors resulting from arm's length negotiations with him, including the need to induce him to join the Company, create immediate alignment with our stockholders, further his equity ownership in the Company, and align his interests to achieve our 2022-2024 performance goals. The CNG Committee, in consultation with F.W. Cook regarding market compensation practices for CEO succession, determined that initial

equity awards equal to 150% of Mr. Taylor's annual LTI awards were market-aligned, reasonable, and essential to encourage him to accept our employment offer. He did not receive any additional sign-on or annual equity incentives in 2022.

For 2022, the Compensation Committee recommended, and the Board approved, an initial equity award of TRSAs valued at $500,000 for Mr. Thompson. The Compensation Committee and the Board determined the amount and form of his initial equity award based on a number of factors resulting from arm's length negotiations with him, including the equity awards, which were solely time-based restricted stock, from his former employer that he forfeited when he departed to join the Company. The Compensation Committee determined that an initial equity award equal to 100% of Mr. Thompson's base salary, or 67% of his annual LTI awards, was market-aligned, reasonable, and necessary to induce him to accept our employment offer and create alignment with our stockholders. He did not receive any additional sign-on or annual equity incentives in 2022.

The 2022 LTI awards granted to each NEO were as follows:

Named Executive Officer	Target opportunity (as a percentage of base salary)	Date of grant	Target PRSUs (#)[1]	TRSAs (#)[2]	Total target equity grant (#)
Matthew P. Wagner[3]	—	—	—	—	—
Kevin L. Thompson[4]	—	11/28/2022	—	19,519	19,519
William J. Black, Jr.	150%	2/15/2022	11,287	12,420	23,707
Paul W. Taylor[5]	—	7/1/2022	76,640	59,773	136,413
Mark T. Yung	200%	2/15/2022	15,050	16,560	31,610
Bart R. Olson	200%	2/15/2022	10,347	11,385	21,732

(1)   The number of PRSUs granted to each NEO, except with respect to Mr. Taylor, was (i) with respect to the portion of the PRSUs that vest based on achievement of the TSR goal, based on the fair value of $65.33 per PRSU calculated by a third-party expert and (ii) with respect to the portion of the PRSUs that vest based on achievement of the PPNR goal, based on the Company's average closing price for the 20-day period ended on the grant date, or $48.31. The number of PRSUs granted to Mr. Taylor, was (i) with respect to the portion of the PRSUs that vest based on achievement of the TSR goal, based on the fair value of $15.63 per PRSU calculated by a third-party expert and (ii) with respect to the portion of the PRSUs that vest based on achievement of the PPNR goal, based on the Company's average closing price for the 20-day period ended on the grant date, or $28.23. PRSUs will vest only if performance goals with respect to PPNR and TSR are met over the 2022-2024 performance period.

(2)   The number of TRSAs granted to each NEO, except with respect to Messrs. Thompson and Taylor, was based on the Company's average closing price for the 20-day period ended on the grant date, or $48.31. The number of TRSAs granted to Messrs. Taylor and Thompson, was based on the Company's average closing price for the 20-day period ended on the grant date, or $28.23 and $25.62, respectively. TRSAs vest ratably over four years except with respect to Mr. Thompson's award, which vests ratably over three years.

(3)   Mr. Wagner received no equity awards in 2022 in accordance with the terms of his 2021 retention package.

(4)   Mr. Thompson joined the Company on November 28, 2022, and received a sign-on TRSA award with a grant date fair value of $500,000.

(5)   Mr. Taylor joined the Company on July 1, 2022, and received sign-on PRSU and TRSA awards with a grant date fair value of $1,687,500 each. He also received his annual award of shares of common stock on May 11, 2022 for his service as a non-employee director on the Board, which is reflected in the Director Compensation Table and not reflected in this table.

Details of PRSU awards, 2022-2024 performance period

In 2021, we revised our PRSU performance metrics to PPNR and TSR, each measured relative to the KRX Bank Index members on a percentile basis, in order to better align pay and performance, and better align executive officer interests with the interests of our stockholders. We maintained the same performance metrics for the 2022-2024 performance period as follows:

Performance metrics	Weight	Why we use this performance metric
PPNR	65%	• Represents our core earnings capability
TSR	35%	• Aligns executive officer and stockholder interests

At the end of the three-year performance period, the Compensation Committee will assess the Company's PPNR and TSR performance relative to KRX Bank Index members on a percentile basis.

- PPNR is a non-GAAP measure that will be determined using the following methodology: net income + loan loss provision + income tax expense - realized gains on securities sales - non-recurring revenue + non-recurring expenses + intangible amortization + goodwill impairment. The cumulative PPNR for fiscal years 2022, 2023, and 2024 will then be used to calculate the percentage change compared to the base year ending December 31, 2021. The percentage change will then be measured relative to KRX Bank Index members on a percentile basis to determine payout.

- TSR will be determined consistent with the "cumulative total return" table as presented in the Company's Annual Report on Form 10-K, except the "Beginning Stock Price" will be based on the average closing price of the Company's common stock from October 1, 2021 to December 31, 2021 and "Ending Stock Price" will be based on the average closing price of the Company's common stock from October 1, 2024 to December 31, 2024. The difference between the Beginning Stock Price and the Ending Stock Price will then be measured relative to KRX Bank Index members on a percentile basis to determine payout.

In the case of all executive officers other than Messrs. Wagner and Thompson, PRSU vesting can range from 0% to 200% of target based on achievement of the foregoing performance goals, as illustrated in the graphic below. Mr. Wagner did not receive a PRSU award in 2022 in accordance with the terms of his 2021 retention package. Mr. Thompson, who was hired in 2022, did not receive a PRSU award in 2022.

If a performance metric falls between two levels, a straight-line interpolation between PRSU vesting percentages is used to determine the vested number of such portion of the PRSUs for the three-year performance period.

The following graphic illustrates the calculation of PPNR and TSR PRSU vestings for our executive officers:



Details of PRSU awards, 2020-2022 performance period

In February 2023, the Compensation Committee determined that the PRSUs earned for the 2020-2022 performance period equaled 20% of the total number of PRSUs granted to each eligible executive officer in February 2020. The following graphic illustrates the determination of the number of PRSUs that vested for the 2020-2022 performance period:

2020-2022 Performance Measures	Weighting	2020-2022 Performance Period Targets	Actual Results	Percentage of Target PRSUs Earned	Weighted Percentage of Target PRSUs Earned
ROAA	37.2%	1.54%	1.22%	0%	0%
EPS	37.2%	11.43%	10.60%	54%	20%
Relative TSR	25.6%	50th percentile of peer group	Below 30th percentile of peer group	0%	0%
Total					**20%**

Details of Mr. Wagner's succession/technology TRSA award, January 31, 2023 vesting

Mr. Wagner's 2021 retention package was designed to align his and stockholders' interests and focus his attention on his individual performance and the Company's performance over the next three years. The 2021 retention package reflects various critical components during the succession planning and transition process: continued service, both short- and long-term financial performance during the transition, and the satisfactory completion of certain key strategic initiatives critical to the Company's long-term success. The graphic below details the elements of Mr. Wagner's 2021 retention package, including the at-risk succession/technology restricted stock award (the "Succession/Technology RSAs").


CEO Retention Package Elements
Base Salary
$1M Base Salary
Annual Cash Incentive Bonus
Targeted Annual Cash Incentive of 200% of Base Salary
Long-Term Incentive
Time-Based Long-Term Incentive
234,000 shares of time-based restricted stock
Vests ratably on January 31, 2022, January 31, 2023, and December 31, 2023
Performance-Based Long-Term Incentive
SUCCESSION/TECHNOLOGY
234,000 shares of performance-based restricted stock subject to the achievement of certain CEO succession planning and digital innovation goals
Vesting based on performance on January 31, 2023 and December 31, 2023
Performance-Based Long-Term Incentive
FINANCIAL METRICS
234,000 shares of performance-based restricted stock units subject to the achievement of certain relative-to-peer performance metrics during a three-year performance period, consistent with performance metrics applicable to other executive officers
Cliff vests on February 28, 2024

As described above, Mr. Wagner received as part of his 2021 retention package 234,000 Succession/Technology RSAs that vest based upon the achievement of certain specified goals relating to (i) CEO succession and transition planning and senior leadership development, and (ii) the development and implementation of a digital innovation strategy. The Succession/Technology RSAs vest based on performance on January 31, 2023 and December 31, 2023.

The CNG Committee and the Board conditioned 50% of the Succession/Technology RSAs on the successful execution of the CEO succession and transition plan and the senior leadership development plan. By January 31, 2023, the following CEO succession planning and transition and senior leadership development goals had been achieved: (i) the constitution of the CEO Succession Committee, (ii) close coordination with a third-party advisor guiding the succession process, including identifying desired CEO attributes and identifying and assessing potential CEO candidates, (iii) the implementation and execution of senior leadership succession planning, (iv) development opportunities given to internal CEO candidates, (v) Mr. Wagner's mentorship of internal CEO candidates, (vi) the selection and approval of a CEO successor, Mr. Taylor, in June 2022, (vii) the development and implementation of a comprehensive transition plan for Mr. Taylor, (viii) the preparation of the senior leadership team for the CEO transition, (ix) Mr. Wagner's active engagement with Mr. Taylor during the transition, and (x) Mr. Taylor's appointment as the President and CEO effective January 1, 2023.

The CNG Committee and the Board conditioned 25% of the Succession/Technology RSAs on the successful development and implementation of a digital innovation strategy. By January 31, 2023, the following digital innovation goals had been achieved: (i) implementation of the "Vision 2025" digital innovation roadmap, including prudent investment in innovative digital technologies and enhanced data warehouse, data management, and data analytics capabilities, was on track and under budget, and (ii) progress on the enhancement of customers' digital experience.

The CNG Committee and the Board reserved the remaining 25% of the Succession/Technology RSAs to their discretion in order to provide some flexibility to evaluate Mr. Wagner's overall performance based on other unforeseeable situations that may arise during the three-year CEO succession and transition timeframe. By January 31, 2023, the following had been achieved or noted: (i) a smooth CEO transition to Mr. Taylor, (ii) Messrs. Wagner's and Taylor's good working relationship, (iii) his strong performance in supporting the Company's leadership and business strategy transitions, and (iv) his continued cultivation of and involvement in important customer relationships.

The CNG Committee and later the Compensation Committee deliberated over several meetings regarding the January 31, 2023 vesting of the Succession/Technology RSAs. Ultimately, the Compensation Committee recommended, and the Board determined, that Mr. Wagner's vesting conditions had been achieved in full for his 117,000 Succession/Technology RSAs vesting on January 31, 2023.

2023 CEO compensation

In connection with Mr. Taylor's appointment as President and CEO effective January 1, 2023, the Compensation Committee recommended, and the Board approved, the following compensation for Mr. Taylor: (i) an annual base salary of $1,000,000, (ii) a target EIP opportunity equal to 150% of his base salary, (iii) long-term incentives valued at 250% of his base salary, comprised of TRSAs and PRSUs, to be granted as part of the annual compensation program, (iv) eligibility to participate in the Company's Change in Control Severance Plan with a potential change in control severance payment equal to 300% of the sum of his base salary and target EIP award, and (v) eligibility to participate in the other executive benefits described in this Proxy Statement.

Retirement plans

Our 401(k) Plan allows our executive officers and other participants to defer a portion of their compensation and, in 2022, we provided participants a match of 50% of contributions up to 8% of their base salaries, subject to Internal Revenue Service limitations. We currently have no tax-deferred compensation plans for our executive officers other than our 401(k) Plan.

Separation arrangements

The Company has an Employee Severance Plan that is applicable to all employees, including the executive officers. We provide severance benefits to attract and retain talent and facilitate smooth transitions. Under the plan, an eligible employee is entitled to receive a severance benefit in the event they experience a termination of employment, initiated by the Company, that, in the administrator's sole discretion, resulted directly from changes in the Company's business needs, operations or organizations, including reorganizations, staffing changes, job eliminations and reductions in work force. The amount of severance benefit is determined based on the length of service and the employee's base salary. In general, an eligible employee is entitled to a lump sum severance benefit of one week of base salary for each year of service plus a supplemental severance benefit based on level and term of service, contingent upon signing and not rescinding a general release of claims in favor of the Company. In addition, the employee may be eligible for outplacement services in certain circumstances.

From time to time, the Company enters into individual separation agreements with employees to facilitate smooth transitions of duties. On March 2, 2023, we entered into a separation agreement with Mr. Olson on the terms previously disclosed. He had been Executive Vice President, CFO through November 27, 2022, and had transitioned to Executive Vice President, Finance on November 28, 2022 and remained with the Company through February 28, 2023 to facilitate a smooth transition of duties to Mr. Thompson. In connection with Mr. Olson's involuntary termination, he is entitled to lump sum severance benefits equal to one year of base salary and twelve months of Company-paid medical, dental and vision coverage following his last day of employment. The separation agreement includes a general release of claims in favor of the Company. The Compensation Committee approved, and the Board ratified, the terms of the separation agreement.

Other benefits

Our compensation process focuses our executive officers on goals and objectives that are in the best interests of the Company and stockholders. We provide certain perquisites to our executive officers such as an automobile allowance, reimbursement of relocation expenses, reimbursement of club dues for clubs that are used frequently for business purposes, and life, disability and long-term care insurance. In 2022, we provided limited use of chartered and corporate aircraft to Mr. Wagner for personal reasons. This service was afforded to Mr. Wagner to reduce travel time and related disruptions and to provide additional security to him, thereby increasing his availability, efficiency and productivity. Income related to this benefit is imputed to him for income tax purposes, and he is provided a tax gross-up in accordance with his 2021 retention package.

Other executive compensation practices, policies, and guidelines

Clawback policy

If the Compensation Committee determines, in its sole discretion, the occurrence of a restatement of all or a portion of our financial statements, or a financial statement or the calculation of a performance goal or metric was materially inaccurate, the Compensation Committee may require recoupment, repayment and/or forfeiture from our executive officers, including our NEOs, of the portion of any annual or long-term cash, equity, or equity-based incentive or bonus compensation paid, provided, or awarded to any executive officer that represents the excess over what would have been paid if such event had not occurred as determined by the Compensation Committee in its sole discretion. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires repayment of incentive compensation under certain circumstances in connection with restatements of financial results, which repayment needs to occur in accordance with rules adopted by Nasdaq. The Company will timely adopt a clawback policy that complies with such rules.

Stock ownership guidelines

Our stock ownership guidelines for our CEO and our other Named Executive Officers are calculated as multiples of base salary, as noted below:

Position	Minimum ownership of stock (multiple of base salary)
CEO	5.0x
Other NEOs	3.0x

An executive officer is expected to achieve the stock ownership necessary to meet the guidelines within five years of becoming subject to the guidelines. Our stock ownership guideline covers both shares of our common stock and our depositary shares, each depositary share representing a 1/40th interest in a share of the Company's 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A. As of the Record Date, each of our NEOs satisfied these guidelines or was expected to comply within five years of assuming their position. We believe that our stock ownership guidelines ensure appropriate levels of Company stock ownership by our executive officers and align their interests with our stockholders.

Anti-hedging and anti-pledging policy

The Board has adopted an Insider Trading Policy that is applicable to all executive officers, employees, and directors. Our Insider Trading Policy prohibits our executive officers, directors and certain other employees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) involving Company securities or otherwise engaging in hedging or monetization transactions that permit individuals to continue to own Company securities but without the full risks and rewards of ownership. Prohibited transactions include transactions in put options, call options, short sales, and other derivative securities. This restriction applies to all Company securities owned directly or indirectly by the individual, including Company securities owned by their family members. In addition, our executive officers, directors and certain other employees and their family members are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan unless the arrangement is specifically approved in advance by our General Counsel.

Tax deductibility of compensation

The Compensation Committee considers certain tax implications when designing the Company's executive compensation program, including the tax deductibility of compensation paid to our NEOs. Section 162(m) of the Code generally limits the deductibility of compensation paid to certain executive officers in excess of $1 million during a year. The Compensation Committee believes that tax deductibility is only one of several relevant considerations in setting compensation, and that the tax deduction limitation should not restrict the Compensation Committee's ability to structure compensation to attract, retain and appropriately motivate executive officers, thus providing benefits to the Company and its stockholders that outweigh the potential benefit of the tax deduction. Accordingly, the Compensation Committee has discretion to approve and authorize compensation that is not deductible for federal income tax purposes.

CEO pay ratio disclosure

We are providing the following information about the relationship of the annual total compensation of our estimated median employee and the annual total compensation of Mr. Wagner, our former CEO:

- The 2022 annual total compensation of the median employee of the Company (other than Mr. Wagner) was $96,994; and

- The 2022 annual total compensation of Mr. Wagner, as reported in the Summary Compensation Table, was $4,270,172.

For 2022, the ratio of the annual total compensation of Mr. Wagner to the median annual total compensation of all our employees was 44:1. The sharp decrease in 2022 compared to the ratio of 270:1 in 2021, was due to the sharp decline in Mr. Wagner's total compensation for 2022 in accordance with the terms of his 2021 retention package. The following paragraphs describe our methodology and the resulting pay ratio for the year ended December 31, 2022:

- **Measurement Date.** We identified the median employee using our employee population on December 31, 2022.

- **Consistently Applied Compensation Measure.** Under the relevant rules, we are required to identify the median employee by use of a "consistently applied compensation measure," or "CACM." We chose a CACM that closely approximates the annual total direct compensation of our employees, which we gather from payroll data. Specifically, we identified the median employee by looking at annual earnings, including base pay, vested equity compensation, and cash bonus. We did not perform adjustments to the compensation paid to part-time employees to calculate what they would have been paid on a full-time basis. We annualized the base pay paid for full-time and part-time employees hired during 2022 who did not work for us the entire calendar year.

- **Methodology.** We had 2,417 employees at the measurement date who all reside within the United States. Using the CACM, we sorted the data to determine the median employee. We then calculated the total compensation of the median employee based on the Summary Compensation Table disclosure rules in Item 402(c)(2)(x) of Regulation S-K.

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K promulgated by the SEC, and, based on review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Roger H. Molvar, Chair
Tanya M. Acker
Polly B. Jessen
Stephanie B. Mudick

Executive compensation tables

Summary compensation table

The following table sets forth the cash and non-cash compensation awarded to, earned by or accrued with respect to the NEOs. The positions listed below reflect the most recent position each NEO held prior to the end of 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Matthew P. Wagner Chief Executive Officer	2022	1,000,000	–	–	—	2,680,050	—	590,122[2]	4,270,172
	2021	1,015,385	–	20,852,676	—	3,032,000	—	535,730	25,435,791
	2020	1,000,000	–	3,038,990	—	463,500	—	450,226	4,952,716
Kevin L. Thompson[3] Executive Vice President, Chief Financial Officer	2022	28,846	400,000	487,389	–	–	–	31,953[4]	948,188
William J. Black, Jr.[5] Executive Vice President, Strategy and Corporate Development	2022	800,000	–	1,256,138	–	1,072,020	–	147,423[6]	3,275,581
	2021	812,308	–	1,317,461	–	1,212,520	–	180,669	3,522,958
	2020	366,667	–	2,265,170	–	124,275	–	75,896	2,832,008
Paul W. Taylor[7] President	2022	418,846	–	3,279,144	–	904,517	—	130,307[8]	4,732,814
Mark T. Yung Executive Vice President, Chief Operating Officer	2022	800,000	–	1,674,895	–	1,340,025	—	133,726[9]	3,948,646
	2021	812,308	–	1,756,627	–	1,515,650	—	146,876	4,231,461
	2020	800,000	–	1,620,751	–	309,000	—	142,620	2,872,371
Bart R. Olson[10] Former Executive Vice President, Chief Financial Officer	2022	550,000	–	1,151,502	–	737,014	—	91,456[11]	2,529,972
	2021	525,000	–	1,097,878	–	833,800	—	91,814	2,548,492

(1) With respect to TRSAs, the amounts disclosed represent the aggregate grant date fair value of the Company's common stock underlying such awards. With respect to PRSUs, the amounts disclosed represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 at the target level of payout. The value of the 2022 PRSUs based on maximum performance as of the grant date was: Mr. Black: $1,244,195; Mr. Taylor: $3,299,464; Mr. Yung $1,659,013; and Mr. Olson: $1,140,595. For further information, see the footnotes to the "2022 grants of plan-based awards" table for additional information regarding the calculation of the grant date fair value of stock-based awards. Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period, and, at the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period. Unvested TRSAs are entitled to receive dividends on a current basis.

(2) The "All Other Compensation" column for Mr. Wagner includes: $295,947 in dividends on vested PRSUs and unvested TRSAs; $125,562 in personal use of chartered and corporate aircraft and accompaniment of personal guests on business trips using chartered and corporate aircraft, and $87,668 in a related tax gross-up; a cash automobile allowance; $25,614 in reimbursement of club dues; and $43,331 in life, medical and disability insurance premiums paid by the Company. The dollar amount of personal use of chartered aircraft is the actual cost incurred. The dollar amount of personal use of corporate aircraft is calculated based on the number of personal flight hours multiplied by a standard cost per hour representing the incremental variable costs as determined by an independent reference source. The dollar amount of accompaniment of personal guests on chartered and corporate aircraft is calculated using the standard industry fare level, or SIFL, method.

(3) Mr. Thompson was appointed Executive Vice President, Chief Financial Officer on November 28, 2022. His bonus represents his guaranteed bonus for 2022 and was paid in February 2023, which is discussed under "Compensation discussion and analysis—Elements of our executive compensation program—Executive incentive plan."

(4) The "All Other Compensation" column for Mr. Thompson includes: a cash automobile allowance; $18,847 in reimbursement of relocation expenses, and $9,796 in a related tax gross-up; and life, medical and disability insurance premiums paid by the Company.

(5) Mr. Black was appointed Executive Vice President, Strategy and Corporate Development of the Company and Pacific Western Bank on July 1, 2020.

(6) The "All Other Compensation" column for Mr. Black includes: $91,869 in dividends on unvested TRSAs; a cash automobile allowance; $10,250 in Company matching contributions to the 401(k) plan; and $33,304 in life, medical and disability insurance premiums paid by the Company.

(7) Mr. Taylor was appointed President on July 1, 2022, and as President and CEO effective January 1, 2023.

(8) The "All Other Compensation" column for Mr. Taylor includes: $29,887 in dividends on unvested TRSAs; a cash automobile allowance; Company matching contributions to the 401(k) plan; $45,397 in reimbursement of relocation expenses and $20,923 in a related tax gross-up; and $19,767 in life, medical and disability insurance premiums paid by the Company.

(9) The "All Other Compensation" column for Mr. Yung includes: $57,862 in dividends on vested PRSUs and unvested TRSAs; a cash automobile allowance; $10,250 in Company matching contributions to the 401(k) plan; reimbursement of club dues; and $33,178 in life, medical and disability insurance premiums paid by the Company.

(10) Mr. Olson was appointed Executive Vice President, Chief Financial Officer on January 1, 2021, and transitioned to Executive Vice President, Finance as of November 28, 2022.

(11) The "All Other Compensation" column for Mr. Olson includes: $31,896 in dividends on vested PRSUs and unvested TRSAs; a cash automobile allowance; $12,200 in Company matching contributions to the 401(k) plan; and $35,360 in life, medical and disability insurance premiums paid by the Company.

2022 grants of plan-based awards

Named Executive Officer	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mathew P. Wagner	—	—	2,000,000	3,000,000					
Kevin L. Thompson	11/28/2022 — TRSAs							19,519	487,389
William J. Black, Jr.	2/15/2022 — PPNR				—	8,073	16,146		412,127
	2/15/2022 — TSR				—	3,214	6,428		209,971
	2/15/2022 — TRSAs							12,420	634,040
	—	—	800,000	1,200,000					
Paul W. Taylor	7/01/2022 — PPNR				—	38,852	77,704		1,059,106
	7/01/2022 — TSR				—	37,788	75,576		590,626
	7/01/2022 — TRSAs							59,773	1,629,412
	—	—	675,000	1,012,500					
Mark T. Yung	2/15/2022 — PPNR				—	10,764	21,528		549,502
	2/15/2022 — TSR				—	4,286	8,572		280,005
	2/15/2022 — TRSAs							16,560	845,388
	—	—	1,000,000	1,500,000					
Bart R. Olson	2/15/2022 — PPNR				—	7,400	14,800		377,770
	2/15/2022 — TSR				—	2,947	5,894		192,528
	2/15/2022 — TRSAs							11,385	581,204
	—	—	550,000	825,000					

(1) Amounts indicated represent potential incentive cash bonuses under the provisions of the Company's formula-based EIP. Additional information regarding the EIP, including the Compensation Committee's discretionary authority to adjust the calculated payout factor with respect to the PPNR performance metric up to 200% of target under certain conditions, is discussed in "Compensation discussion and analysis—Elements of our executive compensation program — Executive incentive plan." The actual payments received are based upon performance and are included in the Non-Equity Incentive Plan Compensation column in the "Summary compensation table" above.

(2) PRSUs granted under the LTI Plan in 2022 will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. PRSUs are granted at a target number. The number of units that will ultimately vest based on the Company's actual performance will range from zero to a maximum of 200% of target. Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period.

(3) TRSAs granted in 2022 pursuant to the LTI Plan vest in equal annual installments over four years. The grant date fair value of TRSAs granted to the NEOs is based on the closing price of the Company's common stock on the grant date. Dividends are paid on unvested TRSAs at the same rate as dividends are paid to stockholders on the Company's common stock. Restrictions on all shares of unvested TRSAs lapse, and shares have accelerated vesting, upon the death of the individual.

(4) The number of TRSAs and PRSUs issued was calculated in accordance with the Company's valuation procedures, and the grant date fair value of the awards as shown in this column with respect to TRSAs and PRSUs is equal to the number of TRSAs or PRSUs multiplied by the Company's closing stock price on the grant date. With respect to PRSUs issued under the LTI Plan, the grant date fair value is based on the target number of shares, which the Company currently estimates as the probable outcome of the market-based performance conditions. Depending on whether or to what extent the respective performance conditions are met, the number of shares for which the performance units are ultimately settled will range from zero to a maximum of 200% of target. The grant date fair value of PRSUs granted to the NEOs (excluding Mr. Taylor) that vest based on achievement of TSR goals is based on a fair value of $65.33 per PRSU. The grant date fair value of PRSUs granted to the NEOs (excluding Mr. Taylor) that vest based on the achievement of PPNR goals is based on the closing price of the Company's common stock on February 15, 2022 or $51.05. The grant date fair value of PRSUs granted to Mr. Taylor that vest based on achievement of TSR goals is based on a fair value of $15.63 per PRSU. The grant date fair value of PRSUs granted to Mr. Taylor that vest based on the achievement of PPNR goals is based on the closing price of the Company's common stock on July 1, 2022 or $27.26. Messrs. Wagner and Thompson did not receive PRSUs in 2022.

Additional information regarding the LTI Plan is discussed in "Compensation discussion and analysis—Elements of our executive compensation program—Long-term incentives–equity awards." For a description of how equity awards are treated under various termination scenarios, see "Potential payments on termination and change in control."

Outstanding equity awards at December 31, 2022

	Stock Awards			
Named Executive Officer	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Matthew P. Wagner	186,568	4,281,736	509,900	11,702,205
Kevin L. Thompson	19,519	447,961	—	—
William J. Black, Jr.	63,080	1,447,686	27,000	619,650
Paul W. Taylor	59,773	1,371,790	76,640	1,758,888
Mark T. Yung	46,062	1,057,123	58,347	1,339,064
Bart R. Olson	29,404	674,822	31,508	723,109

(1) Represents TRSAs that vest in equal annual installments over 3 or 4 years. Dividends are paid on unvested TRSAs at the same rate as dividends paid to stockholders generally on the Company's common stock. Restrictions on all shares of unvested TRSAs lapse, and shares accelerate vesting, upon the death of the individual.

Named Executive Officer	Grant Date	Number of TRSAs
Matthew P. Wagner	2/6/2019	9,778
	2/12/2020	20,790
	1/29/2021	156,000
Kevin L. Thompson	11/28/2022	19,519
William J. Black, Jr.	8/12/2020	36,850
	2/17/2021	13,810
	2/15/2022	12,420
Paul W. Taylor	7/1/2022	59,773
Mark T. Yung	2/12/2020	11,088
	2/17/2021	18,414
	2/15/2022	16,560
Bart R. Olson	2/6/2019	2,509
	2/12/2020	4,002
	2/17/2021	11,508
	2/15/2022	11,385

(2) Market value is determined using the December 30, 2022 closing price of the Company's common stock of $22.95 per share.

(3) Represents grants of PRSUs at target performance, in accordance with SEC regulations requiring that the number of units be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance. PRSUs will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. PRSUs are granted at a target number. The number of units that will ultimately vest based on the Company's actual performance will range from zero to a maximum of either 150% (for the portion of the PRSUs that vest based on achievement of EPS and ROAA goals) or 200% (for the portion of the PRSUs that vest based on achievement of PPNR and TSR goals) of target (a maximum of 100% for Mr. Wagner's 2021 PRSU grants). Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period.

Named Executive Officer	Vesting Date	Number of PRSUs	Grant Date	Number of Succession/ Technology RSAs
Matthew P. Wagner	2/28/2023	41,900		
	2/28/2024	234,000		
			1/29/2021	234,000
Kevin L. Thompson	—	—	—	—
William J. Black, Jr.	2/28/2024	15,713		
	2/28/2025	11,287		
Paul W. Taylor	2/28/2025	76,640		
Mark T. Yung	2/28/2023	22,346		
	2/28/2024	20,951		
	2/28/2025	15,050		
Bart R. Olson	2/28/2023	8,067		
	2/28/2024	13,094		
	2/28/2025	10,347		

2022 stock vested table

	Stock Awards	
Named Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Matthew P. Wagner	125,521	5,970,028
Kevin L. Thompson	-	-
William J. Black, Jr.	41,454	1,197,790
Paul W. Taylor[2]	-	-
Mark T. Yung	29,441	1,138,154
Bart R. Olson	9,966	492,520

(1) Value is determined using the closing market price of the Company's common stock on the vesting date.

(2) Mr. Taylor also received his annual award of shares of common stock on May 11, 2022 for his service as a non-employee director on the Board, which is reflected in the Director Compensation Table and not reflected in this table.

Potential payments on termination and change in control

Employee severance plan

Under the Company's Employee Severance Plan, an eligible employee is entitled to receive a severance benefit in the event they experience a termination of employment, initiated by the Company, that, in the administrator's sole discretion, resulted directly from changes in the Company's business needs, operations or organizations, including reorganizations, staffing changes, job eliminations and reductions in work force. The amount of severance benefit is determined based on the length of service and the employee's base salary. In general, an eligible employee is entitled to a lump sum severance benefit of one week of base salary for each year of service plus a supplemental severance benefit based on level and term of service, contingent upon signing and not rescinding a general release of claims in favor of the Company. In addition, the employee may be eligible for outplacement services in certain circumstances.

Bart R. Olson separation agreement

On March 2, 2023, we entered into a separation agreement with Mr. Olson on the terms previously disclosed. In connection with his involuntary termination, he is entitled to severance benefits equal to one year of base salary and twelve months of Company-paid medical, dental and vision coverage following his last day of employment. The separation agreement includes a general release of claims in favor of the Company. The Compensation Committee approved, and the Board ratified, the terms of the separation agreement.

Change in control severance plan

The Company has a Change in Control Severance Plan ("CIC Severance Plan") in which all executive officers participate. The CIC Severance Plan replaced the Company's Executive Severance Pay Plan. The CIC Severance Plan is a "double-trigger" plan that provides severance to participants on a termination of employment by a participant for Good Reason (defined below) or by the Company other than for Cause (defined below) on or within two years of or, under specified circumstances, within the 90 day period preceding a Change in Control (defined below). Under those circumstances, each NEO is entitled to: (i) accrued but unpaid base salary and vacation time through termination, (ii) if unpaid, the annual incentive for the calendar year prior to termination, based on actual performance, (iii) a designated multiple (three times for Mr. Wagner and two times for the other NEOs) of the NEO's annual compensation (annual base salary plus the greater of annual target bonus or average bonus (based on the bonus paid to the participant in the preceding 3 years)), (iv) the pro rata target annual incentive for the year in which the termination occurs, (v) a designated multiple (three times for Mr. Wagner and two times for the other NEOs) of the Company's annual employer subsidy for health and welfare benefits, (vi) an amount or benefit from participation in, or benefits under, any employee benefit plans, programs or arrangements (including the LTI Plan and any award agreements issued thereunder), which amounts and benefits will be payable in accordance with the terms and conditions of such plans, programs, or arrangements, (vii) if the participant has use of an automobile or is provided an automobile allowance, a 90-day right to continue use or purchase the automobile or assume the lease of the automobile, if applicable, and (viii) outplacement services.

Upon a Change in Control defined in the LTI Plan, each PRSU will: (i) be deemed earned at the target level with respect to all open performance periods if the Change in Control occurs within six months after the grant date, and (ii) be deemed earned at the actual performance level as of the date of the Change in Control if a change in control occurs more than six months after the grant date (except that Mr. Wagner's 2021 awards will be deemed earned at a maximum of 100% of target if actual performance is greater than 100%). In both cases, the PRSU will not be subject to any further performance conditions (and the number of PRSUs earned will be treated as the number of units that are outstanding, including for purposes of a subsequent vesting event), but will be subject to time-based service vesting following the Change in Control in accordance with the original performance period.

The CIC Severance Plan contains a "net better" cutback that provides for a cutback to the extent necessary to avoid imposition of the excise tax only if doing so would put the participant in a better after-tax position than paying the excise tax. In consideration for the severance, a participant will execute a general release and be subject to a customer and employee non-solicitation covenant, as well as a general confidentiality covenant, following any termination of their employment. The CIC Severance Plan is administered by the Company's Compensation Committee.

The relevant definitions under the CIC Severance Plan are summarized as follows:

- "Change in Control" means: (i) a consummation of a plan of dissolution or liquidation of the Company; (ii) a change in the majority control of the Board (unless approved by two-thirds of the current members of the Board); (iii) the consummation of certain business combinations, including a reorganization, merger or consolidation, if the Company's stockholders do not hold at least 60% of the combined voting power of the resulting company or the existing directors do not constitute at least a majority of the board of directors of the resulting company; (iv) sale of all or substantially all of the assets of the Company; or (v) the acquisition by another person of beneficial ownership of stock representing more than 50% of the voting power of the Company.

- "Good Reason" means: (i) any change in the participant's duties that is inconsistent in any material and adverse respect with their position and responsibilities immediately prior to the Change in Control or a material and adverse change in the participant's titles or offices with the Company as in effect immediately prior to the Change in Control; (ii) the participant's base salary or target annual incentive is reduced; (iii) the participant is required to be based more than 50 miles from the location of their place of employment immediately prior to the Change in Control or travel on Company business to an extent substantially greater than the participant's travel obligations immediately prior to the Change in Control; or (iv) failure of the Company to obtain the assumption of the CIC Severance Plan from any successor. Isolated, insubstantial and inadvertent actions taken in good faith and remedied by the Company within 10 days after notice do not constitute Good Reason.

- "Cause" refers to: (i) willful malfeasance or willful misconduct by the participant in connection with their employment; (ii) continuing failure to perform duties as are requested by any employee to whom the participant reports or the Board; (iii) failure to observe material Company policies applicable to the participant that is demonstrably and materially injurious to the Company; or (iv) conviction of any felony or any misdemeanor involving moral turpitude.

Death or disability

A termination of employment due to death or disability does not entitle the NEOs to any payments or benefits that are not available to salaried employees generally. TRSAs have accelerated vesting and vest in full upon the death of the individual. PRSUs have accelerated vesting and vest in full with performance deemed achieved at target level with respect to all open performance periods if death occurs during the performance period, and deemed achieved at the actual performance level if death occurs after the end of the performance period and before the vesting date.

The following table sets forth the potential payments that may be made to the NEOs upon various termination scenarios. Except for Mr. Olson's separation agreement and as described pursuant to the CIC Severance Plan and award agreements above, there are no agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment. The payments calculated below are based on the executive officer's salary as of December 30, 2022, and assume a qualifying termination on December 30, 2022, all accrued base salary has been paid, and all accrued vacation time has been used.

2022 NEO change in control table

Named Executive Officer	Base Salary ($)	Bonus ($)	Acceleration of Unvested Stock Awards ($)[1]	Continuation of Medical/Welfare Benefits ($)[2]	Other Amounts ($)[3]	Total Termination Benefits ($)
Matthew P. Wagner						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination[4]	346,154	—	—	—	—	346,154
Termination without Cause or for Good Reason after Change in Control[5][6]	3,000,000	6,000,000	11,730,255	48,060	81,933	20,860,248
Disability	—	—	—	—	—	—
Death	—	—	15,983,941	—	—	15,983,941
Kevin L. Thompson						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination[4]	173,077	—	—	—	—	173,077
Termination without Cause or for Good Reason after Change in Control[5][6]	1,000,000	800,000	447,961	3,050	1,570	2,252,581
Disability	—	—	—	—	—	—
Death	—	—	447,961	—	—	447,961
William J. Black, Jr.						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination[4]	276,923	—	—	—	—	276,923
Termination without Cause or for Good Reason after Change in Control[5][6]	1,600,000	1,600,000	1,596,018	44,296	22,312	4,862,626
Disability	—	—	—	—	—	—
Death	—	—	2,067,336	—	—	2,067,336
Paul W. Taylor						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination[4]	311,538	—	—	—	—	311,538
Termination without Cause or for Good Reason after Change in Control[5][6]	1,800,000	1,350,000	3,130,678	20,392	19,142	6,320,212
Disability	—	—	—	—	—	—
Death	—	—	3,130,678	—	—	3,130,678
Mark T. Yung						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination[4]	276,923	—	—	—	—	276,923
Termination without Cause or for Good Reason after Change in Control[5][6]	1,600,000	2,000,000	1,357,963	44,296	22,060	5,024,319
Disability	—	—	—	—	—	—
Death	—	—	2,396,187	—	—	2,396,187
Bart R. Olson[7]						
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination	550,000	—	—	22,221	—	572,221
Termination without Cause or for Good Reason after Change in Control[5][6]	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Death	—	—	—	—	—	—

(1) The amounts in this column include the value of unvested equity awards that would accelerate upon the occurrence of a vesting event (as defined in the LTI Plan) as of December 30, 2022, calculated by multiplying the number of accelerated shares by the closing price of the Company's common stock on December 30, 2022, or $22.95.

(2) Represents for each NEO (excluding Mr. Olson) reimbursement for COBRA payments based on the NEO's premiums for health and dental insurance at December 31, 2022 multiplied by the NEO's severance multiple, and represents for Mr. Olson twelve months of Company-paid medical, dental and vision coverage.

(3) Other amounts include three times, in the case of Mr. Wagner, and two times, in the case of the other NEOs (excluding Mr. Olson) the cost of life and disability insurance premiums paid by the Company.

(4) Under the Company's Employee Severance Plan, the amounts included in the table reflect 18 weeks of base salary for each NEO (excluding Mr. Olson) and do not include prorated bonuses because the involuntary termination is assumed to take place at the end of the year, and the NEO would already be entitled to the full bonus for 2022.

(5) Assumes an effective date of a change in control and a qualifying termination of employment as of December 31, 2022. In addition to the payments provided in this row, in the event the NEO is terminated within 24 months following a change in control either: (i) by the Company for any reason other than cause or (ii) by the NEO for good reason, the NEO is entitled to receive accrued benefits, including salary and annual incentive, which are earned through the date of termination.

(6) The CIC Severance Plan is a "double trigger" program, meaning payments are made only if the NEO experiences a qualifying termination of employment within 24 months following the change in control. The amounts shown in the first three columns of the above table for "termination without cause or for good reason after change in control" are based on the following assumptions and provisions of the CIC Severance Plan. In the event the NEO is terminated within two years after a change in control either: (i) by the Company for any reason other than cause or (ii) by the NEO for good reason, the Company is required to pay an amount equal to 200% (300% in the case of Mr. Wagner) of the sum of the NEO's base salary and target EIP award.

For a termination at December 31, 2022:

- Mr. Wagner had a base salary of $1,000,000 and a 2021 retention package target of 200% of his base salary, or $2,000,000;

- Mr. Thompson had a base salary of $500,000 and a guaranteed bonus of $400,000;

- Mr. Black had a base salary of $800,000, and an EIP target of 100% of his base salary, or $800,000;

- Mr. Taylor had a base salary of $900,000, and an EIP target of 150% of his base salary prorated for the portion of the year he was employed, or $675,000;

- Mr. Yung had a base salary of $800,000 and an EIP target of 125% of his base salary, or $1,000,000.

See "Compensation discussion and analysis—Elements of our executive compensation program—Executive incentive plan" for more information regarding the award opportunities under the EIP during 2022.

(7) Mr. Olson's amounts represent actual separation benefits in accordance with his separation agreement upon his involuntary termination of employment effective February 28, 2023.

Pay versus performance table

The table below shows the following information for the past three fiscal years: (i) "Total" compensation for our Named Executive Officers for purposes of the "Summary compensation table"; (ii) the "Compensation actually paid" to Named Executive Officers (calculated using rules required by the SEC); (iii) our TSR, (iv) the TSR of the KBW Regional Banking Index; (v) our net income; and (vi) our ROATCE. Compensation actually paid does not represent the value of cash and shares of the Company's common stock received by Named Executive Officers during the year, but rather is an amount calculated under SEC rules and includes, among other things, year-over-year changes in the value of unvested equity-based awards. As a result of the calculation methodology required by the SEC, Compensation actually paid amounts below differ from compensation actually received by the individuals and the compensation decisions described in "Compensation discussion and analysis."

| | | | | | Value Of Initial Fixed $100 Investment Based On: | | | |
	Summary Compensation Table Total for CEO[1][2] ($)	Compensation Actually Paid to CEO[1][2] ($)	Average Summary Compensation Table Total for Other NEOs[1][2] ($)	Average Compensation Actually Paid to Other NEOs[1][2] ($)	Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[3][4] ($)	Net Income (Loss) ($ in thousands)	Return on Average Tangible Common Equity[5]
2022	4,270,172	(12,721,365)	3,087,040	1,318,594	71.81	116.44	404,274	21.04%
2021	25,435,791	38,737,846	3,207,154	4,794,351	123.29	125.27	606,959	24.41%
2020	4,952,716	2,874,568	2,393,268	1,689,705	74.55	91.10	(1,237,574)	10.36%

(1) For 2022, the CEO was Mr. Wagner, and the other NEOs were Kevin L. Thompson, Executive Vice President, CFO; William J. Black, Jr., Executive Vice President, Strategy and Corporate Development; Paul W. Taylor, President; Mark T. Yung, Executive Vice President, Chief Operating Officer; and Bart R. Olson, former Executive Vice President, CFO.

For 2021, the CEO was Mr. Wagner, and the other NEOs were Mr. Olson, Executive Vice President, CFO; Mr. Black, Executive Vice President, Strategy and Corporate Development; Christopher D. Blake, Executive Vice President, President and Chief Executive Officer of Community Banking Group; and Mr. Yung, Executive Vice President, Chief Operating Officer.

For 2020, the CEO was Mr. Wagner, and the other NEOs were Patrick J. Rusnak, Executive Vice President, CFO; Mr. Black, Executive Vice President, Strategy and Corporate Development; Mr. Blake, Executive Vice President, President and Chief Executive Officer of Community Banking Group; and Mr. Yung, Executive Vice President, Chief Operating Officer.

(2) A reconciliation of Total compensation from the Summary Compensation Table to Compensation actually paid to our CEO and the average of our Other NEOs is shown below:

| | 2022 | | 2021 | | 2020 | |
| | CEO ($) | Average of Other NEOs ($) | CEO ($) | Average of Other NEOs ($) | CEO ($) | Average of Other NEOs ($) |
Adjustments						
Total Compensation From SCT	4,270,172	3,087,040	25,435,791	3,207,154	4,952,716	2,393,268
Adjustments for defined benefit and actuarial pension plans:	—	—	—	—	—	—
Adjustments for stock awards:						
(Subtraction): SCT amounts	—	(1,569,814)	(20,852,676)	(1,279,725)	(3,038,990)	(1,474,811)
Addition: Fair value at year-end of awards granted during the covered fiscal year that are outstanding and unvested at year-end	—	869,883	31,364,938	1,598,037	2,012,098	1,303,515
Addition (Subtraction): Year-over-year change in fair value of awards granted in any prior fiscal year that are outstanding and unvested at year-end	(16,506,050)	(903,710)	3,019,284	979,662	(1,377,554)	(378,205)
Addition: Vesting date fair value of awards granted and vesting during such year	—	—	—	—	—	—
Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during such year	455,359	(164,805)	444,267	310,905	326,298	(154,062)
(Subtraction): Fair value at end of prior year of awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during such year	(940,846)	—	(673,758)	(21,682)	—	—
Addition: Dividends or other earnings paid on stock or option awards in the covered year prior to vesting if not otherwise included in the total compensation for the covered year	—	—	—	—	—	—
Compensation Actually Paid (as calculated)	(12,721,365)	1,318,594	38,737,846	4,794,351	2,874,568	1,689,705

(3) Our cumulative total shareholder return is based on a fixed investment of one hundred dollars in our common stock measured from the market close on December 31, 2019 (the last trading day of 2019) through and including the end of the fiscal year for each year reported in the table, and reinvestment of all dividends during such period.

(4) Peer group cumulative total shareholder return is based on a fixed investment of one hundred dollars in the KBW Regional Banking Index. The KBW Regional Banking Index is the industry index used in our performance graph for our 2022 Annual Report.

(5) For more information regarding the calculation of ROATCE, please refer to "Calculation of non-GAAP financial measures" in Appendix A.

Relationship between Pay and Performance

The two charts shown below present graphical comparisons of Compensation actually paid to our CEO and the average Compensation actually paid to our Other NEOs set forth in the Pay Versus Performance Table above, as compared against the following performance measures: (i) our TSR, which we also refer to as cumulative total return, and peer group, or KBW Regional Banking Index, TSR or cumulative total return, and (ii) net income and ROATCE. The first chart also provides a comparison of our cumulative total return to the peer group cumulative total return for the three-year period.

Changes in Compensation actually paid to our NEOs from year to year are generally aligned with trends in our cumulative TSR, as well as trends in important financial measures such as net income and ROATCE.



Tabular List of Important Financial Performance Measures

The below table lists the most important financial measures we used to link Compensation actually paid to the Named Executive Officers for fiscal 2022 to our performance. For a discussion of how these financial measures are factored into our annual and long-term incentives, see "Compensation discussion and analysis."

Return on average tangible common equity (ROATCE)
Relative pre-provision, pre-goodwill impairment, pre-tax net revenue (rPPNR)
Relative total shareholder return (rTSR)

Frequency of advisory vote on executive compensation

Pursuant to Section 14A of the Exchange Act, we are seeking for stockholders to approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company's Named Executive Officers. As described in Proposal 2 above, the Company's stockholders have the opportunity to approve, on a non-binding advisory basis, the compensation of the Named Executive Officers as detailed in this Proxy Statement. Stockholders can specify whether they would prefer a vote, on a non-binding advisory basis, on NEO compensation every 1, 2, or 3 years, or whether they wish to abstain from voting. We last held a vote regarding the frequency of future "say-on-pay" votes in 2017. Since then, consistent with the recommendation of our stockholders, we have held say-on-pay votes on an annual basis. We expect to hold the next stockholder vote on say-on-pay frequency at our 2029 Annual Meeting of Stockholders.

The Board determined that, consistent with our current annual say-on-pay voting proposals, an advisory vote on executive compensation that occurs every year remains the correct approach for the Company. The Board concluded that the annual advisory vote allows our stockholders to provide frequent guidance on our executive compensation and is consistent with our annual stockholder outreach efforts regarding executive compensation and other matters. As described in the section entitled "Compensation discussion and analysis" beginning on page 39 of this Proxy Statement, our executive compensation program is designed with a focus on long-term stockholder value. As an advisory vote, this proposal is not binding on the Company, but the Compensation Committee values the opinions expressed by stockholders and will give consideration to the frequency option that receives the highest number of votes cast.

In the absence of majority support for any option, a plurality of the votes cast for an option under Proposal 3 will determine the stockholders' preferred frequency for holding an advisory vote to approve the compensation of the Company's Named Executive Officers. This means that the option for holding an advisory vote every 1 year, 2 years, or 3 years receiving the greatest number of votes will be considered the preferred frequency of the stockholders.

 **The Board unanimously recommends a vote of "1 YEAR" on the frequency of future advisory votes on the compensation of the Company's Named Executive Officers.**

Ratification of the appointment of independent auditor

The Audit Committee appointed the firm of KPMG LLP as independent auditor for the Company for the fiscal year ending December 31, 2023, and is submitting its selection for ratification by our stockholders. KPMG LLP has served as the independent auditor for the Company since 2000. The Audit Committee carefully considered the firm's qualifications as independent auditor for the Company, including a review of the qualifications of the engagement team, the quality control procedures the firm has established, and any issues raised by the most recent quality control review of the firm. The Audit Committee's review also included the matters regarding auditor independence discussed in the Audit Committee Report, including whether the nature and extent of non-audit services would impair the independence of the auditor. Services provided to the Company and its subsidiaries by KPMG LLP during fiscal year 2022 are described in "Independent auditor fees" below.

The Company's organizational documents do not require that stockholders ratify the appointment of KPMG LLP as independent auditor. The Company is seeking stockholder approval because the Board believes it is a good corporate governance practice. If the stockholders do not ratify the appointment of KPMG LLP, then the Audit Committee may consider the appointment of another independent auditor, but is not required to do so. The Audit Committee retains the power to replace the independent auditor if the Audit Committee determines that the best interests of the Company warrant a change.

 **The Board unanimously recommends a vote FOR the ratification of the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2023.**

Audit matters

Independent auditor

The Audit Committee reappointed the firm of KPMG LLP as independent auditor to audit the financial statements of the Company for the current fiscal year. Representatives from KPMG LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Independent auditor fees

The following is a description of fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for 2022 and 2021 as well as fees billed for other services rendered by KPMG LLP.

Audit fees

Audit fees include fees for the annual audit of the Company's financial statements included in the 2022 Annual Report and review of interim financial statements included in the Company's quarterly reports on Form 10-Q. The aggregate audit fees earned by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $2,746,882 and $2,591,319, respectively.

Audit-related fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit, including the review of registration statements filed with the SEC and the issuance of consents and comfort letters. The aggregate audit-related fees earned by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $172,310 and $195,000, respectively.

Tax fees

Tax fees include corporate tax compliance, planning and advisory services. The aggregate tax fees billed to the Company by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $1,011,742 and $844,511, respectively. Of the 2022 and 2021 tax fees, tax compliance and preparation fees totaled $934,126 and $667,316, respectively.

All other fees

No other fees were billed to the Company by KPMG LLP for the years ended December 31, 2022 and 2021.

Pre-approval policies and procedures

The Audit Committee's policies and procedures require the Audit Committee to pre-approve all audit, audit-related, tax, and all other services performed by the independent auditor. The Audit Committee may delegate to one or more of its members the authority to pre-approve any services to be performed by the independent auditor; all such approvals, however, must be presented to the Audit Committee at its next scheduled meeting. During 2022, the Audit Committee pre-approved all audit services, audit-related services, and tax services performed by KPMG LLP on behalf of the Company. In approving any non-audit services, the Audit Committee considered whether the provision of such services would be compatible with maintaining the independence of KPMG LLP.

Audit Committee Report

During 2022, the Audit Committee performed all of its duties and responsibilities under the Audit Committee charter. The Audit Committee reviewed and discussed the audited consolidated financial statements as of and for the year ended December 31, 2022 with management and the independent auditor, KPMG LLP. The Audit Committee also discussed with the independent auditor the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee also discussed the independent auditor's independence with the independent auditor.

Based upon the reports and discussions described above, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company for 2022 be included in its 2022 Annual Report for filing with the SEC.

AUDIT COMMITTEE

Susan E. Lester, Chair
Craig A. Carlson
C. William Hosler
Roger H. Molvar

Security ownership

The following table sets forth information regarding the beneficial ownership of the Company's common stock as of the Record Date by each director and director nominee, each Named Executive Officer, and our current directors and executive officers as a group. Based on filings with the SEC, the following table also sets forth information concerning each person we know is a beneficial owner of more than five percent of the outstanding shares of the Company's common stock as of calendar year-end for 2022.

Name	Amount and nature of beneficial ownership of common stock[1]	
	Number of shares owned	Percent of class
DIRECTORS AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS		
Tanya M. Acker	15,229	*
Paul R. Burke	44,962[2]	*
Craig A. Carlson	20,570	*
John M. Eggemeyer, III	232,103	*
C. William Hosler[3]	54,720	*
Polly B. Jessen	5,125	*
Susan E. Lester	35,675	*
Roger H. Molvar	27,267	*
Stephanie B. Mudick	2,019	*
NAMED EXECUTIVE OFFICERS		
Matthew P. Wagner[4]	748,836[5]	*
Kevin L. Thompson	—[6]	—
William J. Black, Jr.[7]	61,702[8]	*
Paul W. Taylor[9]	13,490[10]	*
Mark T. Yung	69,868[11]	*
Bart R. Olson[12]	32,413	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (20 PERSONS)[13]	1,549,080	1.31%
PRINCIPAL STOCKHOLDERS		
The Vanguard Group	13,591,315[14]	11.51%
BlackRock, Inc.	12,107,010[15]	10.26%
FMR LLC	10,590,953[16]	8.97%
State Street Corporation	6,010,920[17]	5.09%

* Represents less than 1.0% of the outstanding shares of the Company's common stock calculated in accordance with Rule 13d-3 of the Exchange Act. See footnote (1) below.

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days of the March 3, 2023 Record Date. This would include any restricted stock which vests within 60 days of the Record Date, of which there is none. Unless otherwise indicated, the nature of the beneficial ownership is sole voting and investment powers over the shares indicated. For purposes of this table, "percent of class" is based on 118,036,596 shares of common stock of the Company issued and outstanding as of the Record Date. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days of the Record Date are deemed to be outstanding for such person or persons, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person. The amounts in the table are as of the Record Date.

(2) Mr. Burke has shared voting and investment power with respect to 1,500 shares that are held in a trust of which he is a co-trustee.

(3) As of the Record Date, Mr. Hosler held 3,750 depositary shares, each representing a 1/40th interest in a share of the Company's 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A (collectively, the "Depositary Shares"). Mr. Hosler beneficially owns less than 1% of the Depositary Shares.

(4) As of the Record Date, Mr. Wagner held 20,000 Depositary Shares. Mr. Wagner beneficially owns less than 1% of the Depositary Shares.

(5) Mr. Wagner's beneficial ownership amount does not include: (i) 205,395 unvested TRSAs and unvested Succession/Technology RSAs; and (ii) 17,003 shares of common stock owned by his spouse and for which he disclaims beneficial ownership.

(6)   Mr. Thompson's beneficial ownership amount does not include 30,896 unvested TRSAs.

(7)   As of the Record Date, Mr. Black held 16,000 Depositary Shares. Mr. Black beneficially owns less than 1% of the Depositary Shares.

(8)   Mr. Black's beneficial ownership amount does not include 73,575 unvested TRSAs.

(9)   As of the Record Date, Mr. Taylor held 8,000 Depositary Shares. Mr. Taylor beneficially owns less than 1% of the Depositary Shares.

(10)   Mr. Taylor's beneficial ownership amount does not include 82,751 unvested TRSAs.

(11)   Mr. Yung's beneficial ownership amount does not include 54,510 unvested TRSAs.

(12)   As of the Record Date, Mr. Olson held 4,000 Depositary Shares. Mr. Olson beneficially owns less than 1% of the Depositary Shares.

(13)   As of the Record Date, such persons held 69,750 Depositary Shares. Such persons beneficially own less than 1% of the Depositary Shares.

(14)   Based on a Schedule 13G/A filed February 9, 2023, by The Vanguard Group ("Vanguard 13G/A"). The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. According to the Vanguard 13G/A, The Vanguard Group is the beneficial owner of 13,591,315 shares of Company common stock with sole dispositive power over 13,384,151 of such shares, shared dispositive power over 207,164 of such shares, and shared voting power over 88,734 of such shares.

(15)   Based on a Schedule 13G/A filed January 23, 2023, by BlackRock, Inc. ("BlackRock 13G/A"). The address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10055. According to the BlackRock 13G/A, BlackRock, Inc. is the beneficial owner of 12,107,010 shares of Company common stock with sole disposition power over all such shares and sole voting power over 11,603,296 of such shares.

(16)   Based on a schedule 13G/A filed February 9, 2023, by FMR LLC ("FMR 13G/A"). The address of FMR LLC is 245 Summer Street, Boston, MA 02210. According to the FMR 13G/A, FMR LLC is the beneficial owner of 10,590,953 shares of Company common stock with sole disposition power over all such shares and sole voting power over 10,528,818 of such shares.

(17)   Based on a schedule 13G/A filed February 7, 2023, by State Street Corporation ("State Street 13G/A"). The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. According to the State Street 13G/A, State Street Corporation is the beneficial owner of 6,010,920 shares of Company common stock with shared disposition power over all such shares and shared voting power over 5,782,481 of such shares.

Section 16(a) beneficial ownership reporting compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership of and transactions in, the Company's equity securities with the SEC. Such directors, executive officers, and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on a review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during 2022.

Voting and other meeting information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board to be used at the Annual Meeting and at any postponements or adjournments thereof.



Date and time
Tuesday, May 2, 2023
at 1:00 p.m. Mountain Time



Location
Gaylord Rockies Resort & Convention Center
6700 N Gaylord Rockies Blvd, Spruce 1
Aurora, CO 80019



Record date
March 3, 2023

Who is entitled to vote, and how many votes am I entitled to?

Only stockholders of record as of the Record Date may vote at the Annual Meeting. According to our transfer agent, EQ Shareowner Services, as of the Record Date, there were 118,036,596 shares of common stock outstanding.

Each stockholder is entitled to one vote for each share recorded in their name on the books of the Company as of the close of business on the Record Date on any matter submitted to the stockholders for a vote. Stockholders may vote their shares cumulatively for the election of director nominees if certain conditions are met at the Annual Meeting. Cumulative voting may only be exercised at the Annual Meeting if:

- the name of the candidate or candidates is placed in nomination prior to voting; and

- at least one stockholder has given advance notice of their intention to cumulate their votes.

Cumulative voting provides each stockholder with a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such stockholder, which such stockholder can then vote in favor of one or more director nominees. For example, if you held 100 shares as of the Record Date, you would be entitled to 1,100 votes which you could then distribute among one or more director nominees because there are 11 directors to be elected. As of the date of this Proxy Statement, we have not received written notice from any stockholder that they intend to vote their shares cumulatively.

What are the proposals to be voted on, and how does the board recommend that I vote?

Stockholders are being asked to vote on the following proposals at the Annual Meeting.

Proposal		Board recommendation	Page Reference
PROPOSAL 1	**Election of Directors.** To elect 11 nominees to the Company's Board of Directors for a one-year term.	FOR each director nominee	10
PROPOSAL 2	**Advisory Vote on Executive Compensation.** To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	FOR	37
PROPOSAL 3	**Frequency of Advisory Vote on Executive Compensation.** To approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company's named executive officers.	1 YEAR	67
PROPOSAL 4	**Ratification of the Appointment of Independent Auditor.** To ratify the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2023.	FOR	68

In addition, the Company may transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

What different methods can I use to vote?

Stockholders of record

Voting methods

By internet	Visit www.proxyvote.com
By telephone	Call toll-free 1-800-690-6903
By mail	Sign, date, and mail the enclosed proxy card in the postage-paid envelope provided.
By mobile device	Scan the following QR Code:
In person	If you plan to attend the Annual Meeting and wish to vote your shares in person, we will provide a ballot at the meeting.

- Stockholders can vote their shares via the internet or telephone as instructed in the Notice.
- The internet and telephone procedures are designed to authenticate a stockholder's identity, to allow a stockholder to vote their shares, and to confirm a stockholder's instructions have been properly recorded.
- The telephone and internet voting facilities will close at 11:59 p.m., Eastern Time, on May 1, 2023 for shares held directly and at 11:59 p.m., Eastern Time, on April 27, 2023 for shares held in the Company's 401(k) Plan.
- Proxy cards submitted by mail must be received by Broadridge Financial Solutions, at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, prior to the Annual Meeting.
- Each stockholder who attends the Annual Meeting will need the control number that appears on the materials sent to them.

Beneficial owners

- If your shares are held in "street name," you should check with your bank, broker, or other agent and follow the voting procedures required by your bank, broker, or other agent to vote your shares.
- Each stockholder who attends the Annual Meeting will need the control number that appears on the materials sent to them.

How many shares must be represented at the annual meeting to constitute a "quorum?"

A majority of the Company's outstanding shares of common stock as of the Record Date must be present at the Annual Meeting, either in person or by proxy, to constitute a quorum, and there must be a quorum for the Annual Meeting to be held.

If you return a signed proxy card, you will be counted as being present even if you abstain from voting. Broker non-votes will also be counted as being present for purposes of determining a quorum.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, such as the ratification of the appointment of independent auditor, brokers do not have discretionary power to vote your shares on "non-routine" matters, including the other proposals to be presented at the Annual Meeting. Broker non-votes will not be considered in determining whether a director nominee has received the affirmative vote of a majority of the shares cast in an uncontested election or a plurality of the shares cast in a contested election. If you indicate "abstain" from a particular director nominee on your proxy card, your vote will not be considered in determining whether a nominee has received the affirmative vote of a majority of the votes cast in an uncontested election or a plurality of the votes cast in a contested election.

How will my shares be voted if I do not specify how they should be voted?

If you submit a proxy to the Company-designated proxy holders and do not provide specific voting instructions, you instruct the Company-designated proxy holders to vote your shares in accordance with the recommendations of the Board.

What is the vote necessary to approve each of the proposals being considered at the annual meeting?

The election of directors proposal requires the affirmative vote of a majority of the votes cast with respect to a director nominee in an uncontested election (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee). If you indicate "abstain" for a particular director nominee on your proxy card, your vote will not be considered in determining whether the nominee has received the affirmative vote of a majority of the votes cast in an uncontested election or a plurality of the votes cast in a contested election. If any nominee for director receives a greater number of votes "against" their election than votes "for" such election, our Corporate Governance Guidelines require that such person promptly tender their resignation to the Board following certification of the vote if such person was an incumbent director.

As of the date of this Proxy Statement, none of the director nominees is being contested, but in a contested election (where the number of director nominees exceeds the number of director nominees to be elected) the standard for election of director nominees is a plurality of the votes cast such that the 11 director nominees receiving the greatest numbers of votes "for" would be elected as directors without regard to the number of shares voted against such director nominees.

Adoption of each of Proposal 2 and Proposal 4 requires the affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote on the matter (meaning that of the shares represented at the meeting and entitled to vote, a majority of them must be voted "for" the proposal for it to be approved). Abstentions will have the same effect as a vote "against" these proposals. Broker non-votes will have no effect on the advisory vote on executive compensation. Brokers may vote in their discretion for the ratification of the appointment of independent auditor proposal as it is a "routine" matter, and thus there are no broker non-votes for this proposal.

For Proposal 3, stockholders may vote for "1 YEAR," "2 YEARS," or "3 YEARS," or may abstain from voting. In the absence of majority support for any option, as tabulated according to the standard applicable to Proposal 2, the Board will consider the frequency that receives the greatest number of votes cast to be the frequency selected by our stockholders, and abstentions and "broker non-votes" will have no effect on this vote.

The votes required to elect the director nominees and to approve the other proposals being considered at the Annual Meeting are summarized below, along with the effect of broker non-votes and abstentions, and voting options for each proposal.

Proposal		Vote required	Effect of broker non-votes	Effect of abstentions	You may vote
PROPOSAL 1	Election of Directors	Affirmative vote of a majority of the votes cast[1]	No effect	No effect	For, Against or Abstain
PROPOSAL 2	Advisory Vote on Executive Compensation	Majority of shares present and entitled to vote	No effect	Vote against	For, Against or Abstain
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation	Plurality of the votes cast	No effect	No effect	1 Year, 2 Years, 3 Years or Abstain
PROPOSAL 4	Ratification of the Appointment of Independent Auditor	Majority of shares present and entitled to vote	N/A[2]	Vote against	For, Against or Abstain

(1)   Voting standard for uncontested director elections.

(2)   The broker that holds shares in the name of the beneficial owners may vote in its discretion for "routine" matters.

If I hold shares of PacWest common stock pursuant to the PacWest Bancorp 401(k) plan, will I be able to vote?

Yes. You will receive a proxy card for the shares held in your 401(k) plan account that you should return as instructed on the proxy card.

Why did I receive a notice regarding the availability of proxy materials for the annual meeting instead of paper copies of the proxy materials?

We sent our stockholders by mail or email a Notice containing instructions on how to access our proxy materials over the internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice or on the website referred to in the Notice.

We provided some of our stockholders with paper copies of the proxy materials instead of the Notice. If you received paper copies of the Notice or proxy materials, we encourage you to be environmentally conscious by signing up to receive all future proxy materials electronically as described below under "How can I receive my proxy materials electronically in the future?"

What is the difference between a stockholder of record and a beneficial owner of shares held in "street name"?

Stockholder of record

If your shares are registered directly in your name with our transfer agent, then you are considered a stockholder of record with respect to those shares, and the Notice is sent directly by the Company to you. If you requested printed copies of the proxy materials by mail, you will also receive a proxy card.

Beneficial owner of shares held in street name

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are a beneficial owner of shares held in "street name," and the Notice will be forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization how to vote the shares held in your account.

Why did I receive more than one notice or multiple proxy cards?

You may receive more than one Notice or multiple proxy cards if you hold your shares in different ways (i.e., joint tenancy, in trust, or in custodial accounts). You should vote each proxy that you receive.

How can I receive my proxy materials electronically in the future?

To receive proxy materials electronically by email, follow the instructions described below or in the Notice.

If you received proxy materials by mail and you would like to sign up to receive future materials electronically, please have your proxy card available and register by:

By internet	Going to **www.proxyvote.com** and following the instructions for electronic delivery of information
By broker	Contacting your brokerage firm, bank, or other similar organization that holds your shares

If you desire to receive paper copies of these materials for the Annual Meeting or for future meetings, please follow the instructions on the website referred to in the Notice.

What do I have to do to vote?

If your shares are registered in your own name with our transfer agent, you may vote by internet or by telephone as indicated on the proxy card. If you received a paper proxy card, you may also vote by mail by completing, signing and dating the proxy card and returning it in the enclosed postage-paid envelope.

If you mark the proxy card to show how you wish to vote, then your shares will be voted as you direct. If you return a signed proxy card but do not mark the proxy card to show how you wish to vote, your shares will be voted as follows:

Proposal		Your shares will be voted
PROPOSAL 1	Election of Directors	FOR each director nominee
PROPOSAL 2	Advisory Vote on Executive Compensation	FOR
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation	1 YEAR
PROPOSAL 4	Ratification of the Appointment of Independent Auditor	FOR

May I revoke or change my vote?

If you are a stockholder of record, you may change or revoke your vote at any time before it is counted at the Annual Meeting by:

- Notifying our Corporate Secretary in writing at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California, 90212 that you wish to revoke your proxy;

- Submitting a later-dated proxy card prior to proxy cards being counted at the Annual Meeting;

- Attending the Annual Meeting and voting in person;

- Calling the toll-free number on the Notice or proxy card not later than 11:59 p.m., Eastern Time, on May 1, 2023 and following the directions provided; or

- Going to the website listed on the Notice or proxy card, following the instructions provided, and submitting your change no later than 11:59 p.m., Eastern Time, on May 1, 2023.

Attending the Annual Meeting will not automatically revoke your proxy. You must comply with one of the methods indicated above in order to revoke your proxy.

If you hold your shares in "street name," you should receive a proxy card from your bank or brokerage firm asking you how you want to vote your shares. If you do not receive a proxy card, you should contact the bank or brokerage firm in whose name your shares are registered and obtain a proxy card from them. Please refer to the information in the materials provided by your bank or brokerage firm for an explanation of:

- how to vote;
- how to change or revoke your vote; and
- the effect of not indicating a vote.

How will voting on any other business be conducted?

We do not know of any business to be considered at the Annual Meeting other than the proposals listed in this Proxy Statement. If any other business is properly presented at the Annual Meeting, a submitted proxy gives authority to the persons named on your proxy card as your designated proxy, and each person has the ability to vote on such matters in their discretion.

Who pays the cost of soliciting proxies on behalf of the company?

The Company pays the cost of preparing, assembling and mailing the proxy materials and soliciting proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and employees of the Company telephonically, electronically or by other means of communication. These directors, officers and employees receive no additional compensation for their services. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials in accordance with applicable laws.

How can I communicate with a director or with the directors as a group?

Individuals may submit communications to any individual director or directors, including our Chairman, our Board as a group, or a specific Board committee, or individuals interested in communicating complaints to the Audit Committee concerning accounting, internal controls or auditing matters, may do so by writing:

By mail	PacWest Bancorp Attention: Corporate Secretary 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212

The Board has adopted a process for handling correspondence received by the Company and addressed to members of the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and forwards to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires the Board's attention. Directors may, at any time, review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence.

Any concerns relating to accounting, internal controls, or auditing matters are promptly brought to the attention of the Company's General Counsel and/or other members of the Company's management and handled in accordance with procedures established by the Audit Committee with respect to such matters.

How do I get more information about the company?

The Notice provides internet instructions on how to access and review the proxy materials, including our 2022 Annual Report, which contains our consolidated financial statements. Our 2022 Annual Report includes a list of exhibits filed with the SEC, but it does not include the exhibits.

If you wish to receive copies of the exhibits:

By internet	Please send your request by email to:	investor-relations@pacwest.com
By mail	Please write to the following address:	PacWest Bancorp Attention: Investor Relations 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212

The Company's 2022 Annual Report is included with the proxy materials.

What is "householding" and how does it affect me?

The SEC approved a rule concerning the delivery of annual reports and proxy statements. It permits a single set of these reports to be sent to any household in which two or more stockholders reside if they appear to be members of the same family. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive and reduces Company mailing and printing expenses.

Stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice unless we are notified that one or more of these stockholders wishes to receive individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you are eligible for householding and you and other stockholders of record with whom you share an address receive multiple copies of the Notice and any accompanying documents, or if you hold Company stock in more than one account and, in either case, you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, EQ Shareowner Services:

By telephone	1-800-401-1957
By mail	EQ Shareowner Services P.O. Box 64874 St. Paul, Minnesota 55164-0874

If you participate in householding and wish to receive a separate copy of the Notice and any accompanying documents either now or in the future, you may contact EQ Shareowner Services.

If you are a beneficial owner, you can request information regarding householding from your broker, bank, or other holder of record.

Other business

Except as set forth in this Proxy Statement, management has no knowledge of any other business to come before the Annual Meeting. If, however, any other matters of which management is now unaware properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Stockholder proposals

Business must be properly brought before an annual meeting in order to be considered by stockholders. To be considered for inclusion in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, a stockholder proposal must be submitted in writing to the Company's Corporate Secretary no later than November 24, 2023 and must satisfy the other requirements of Rule 14a-8 under the Exchange Act.

Matters proposed by stockholders for consideration at the 2024 Annual Meeting of Stockholders but not included in our proxy materials must be received by our Corporate Secretary no earlier than January 3, 2024 and no later than February 2, 2024.

Director nominations

The Company's Second Amended and Restated Bylaws govern the submission of nominations for director that a stockholder wishes to have considered at a meeting of stockholders, but that are not included in the Company's proxy statement. To nominate a director under our bylaws, a stockholder must give written notice to our Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary date of the Company's annual meeting of stockholders for the preceding year, the notice must contain the information required by our bylaws, and the stockholder must be entitled to vote and comply with other applicable requirements set forth in our bylaws. Accordingly, we must receive notice of director nominations proposed by stockholders pursuant to our bylaws for the 2024 Annual Meeting of Stockholders no earlier than January 3, 2024 and no later than February 2, 2024. To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no earlier than January 3, 2024 and no later than February 2, 2024.

A copy of the Company's Second Amended and Restated Bylaws specifying the requirements will be furnished to any stockholder upon written request to the Corporate Secretary and are available on the Company's website at www.pacwestbancorp.com, under "Corporate Overview—Corporate Governance."

Voluntary electronic delivery of proxy materials

The importance of environmental stewardship to our stakeholders drives our efforts to find solutions while dedicating resources to reduce our impact on the environment.

The Company encourages stockholders to voluntarily elect to receive future proxy and annual report materials electronically to help contribute to our sustainability efforts. The benefits of eConsent are (i) you receive immediate and convenient access to the materials; (ii) you can help reduce our impact on the environment; and (iii) you can help us to reduce our printing and mailing costs.

 Enroll at www.proxyvote.com or scan the QR code.

Cautionary information and forward-looking statements

This Proxy Statement contains certain "forward-looking statements" about the Company within the meaning of the Private Securities Litigation Reform Act, including regarding ESG, our strategic plan, and director recruitment. All statements contained in this Proxy Statement that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "intend," "believe," "forecast," "expect," "estimate," "plan," "continue," "will," "should," "look forward" and similar expressions are generally intended to identify forward-looking statements. Actual results may differ materially from those set forth or implied in the forward-looking statements due to a variety of factors, including the risk factors described in documents filed by the Company with the SEC. All forward-looking statements included in this Proxy Statement are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

The content of our Environmental Social Governance Reports and our Company and Bank websites are not incorporated by reference into this Proxy Statement.

Appendix A

Calculation of non-GAAP financial measures

We use certain non-GAAP financial measures, including (i) pre-provision, pre-goodwill impairment, pre-tax net revenue, (ii) net earnings (loss) excluding goodwill impairment, (iii) tangible book value per share, (iv) return on average tangible equity, also known as return on tangible common equity, and (v) pre-tax core return on average tangible equity, also known as pre-tax core return on tangible common equity, as performance metrics in our annual and long-term incentives. We believe these financial measures provide meaningful supplemental information regarding the Company's financial performance and enhance stockholders' overall understanding of such financial performance. These non-GAAP financial measures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the following tables.

Return on average tangible equity		Year ended December 31,						
		2022		2021		2020		2019
		(Dollars in thousands)						
Net earnings (loss)	$	423,613	$	606,959	$	(1,237,574)	$	468,636
Less: Preferred stock dividends	$	(19,339)	$	—	$	—	$	—
Net earnings (loss) available to common stockholders	$	404,274	$	606,959	$	(1,237,574)	$	468,636
Add: Intangible asset amortization	$	13,576	$	12,734	$	14,753	$	18,726
Add: Goodwill impairment	$	29,000	$	—	$	1,470,000	$	—
Adjusted net earnings	$	446,850	$	619,693	$	247,179	$	487,362
Average stockholders' equity	$	3,853,033	$	3,808,019	$	3,857,610	$	4,864,332
Less: Average intangible assets	$	1,443,528	$	1,269,546	$	1,470,989	$	2,596,389
Less: Average preferred stock	$	285,488	$	—	$	—	$	—
Average tangible common equity	$	2,124,017	$	2,538,473	$	2,386,621	$	2,267,943
Return on average equity[1]		10.99 %		15.94 %		(32.08)%		9.63 %
Return on average tangible common equity[2]		21.04 %		24.41 %		10.36 %		21.49 %

(1) Net earnings (loss) divided by average stockholders' equity.

(2) Adjusted net earnings divided by average tangible common equity.

Pre-tax core return on average tangible equity	Year ended December 31, 2022	
	(Dollars in thousands)	
Earnings before income taxes	$	548,226
Less: Gains (losses) on sale of securities	$	(50,321)
Add: Non-recurring expense	$	5,703
Add: Intangible amortization	$	13,576
Add: Goodwill impairment	$	29,000
Pre-tax core earnings	$	646,826
Average tangible common equity	$	2,124,017
Pre-tax core return on average tangible equity[1]		30.5 %

(1) Pre-tax core earnings divided by average tangible common equity.



PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212
pacwestbancorp.com